Exhibit 2.1
Execution Version

AGREEMENT AND PLAN OF MERGER
BY AND AMONG
SOMNIGROUP INTERNATIONAL INC.,
SPARROW UNITY CORPORATION,
AND
LEGGETT & PLATT, INCORPORATED
DATED AS OF APRIL 13, 2026

TABLE OF CONTENTS

Exhibit A        Form of Articles of Merger
Exhibit B-1        Form of Parent Parties Tax Representation Letter
Exhibit B-2        Form of Company Tax Representation Letter
Exhibit B-3    Alternative Form of Parent Parties Tax Representation Letter
Exhibit B-4        Alternative Form of Company Tax Representation Letter

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER, dated as of April 13, 2026 (this “Agreement”), is by and among Somnigroup International Inc., a Delaware corporation (“Parent”), Sparrow Unity Corporation, a Missouri corporation and a direct, wholly owned Subsidiary of Parent (“Merger Sub” and together with Parent, the “Parent Parties”), and Leggett & Platt, Incorporated, a Missouri corporation (the “Company”). All capitalized terms used in this Agreement shall have the meanings assigned to such terms in Section 9.4 or as otherwise defined elsewhere in this Agreement unless the context clearly indicates otherwise.
RECITALS
A.    The parties intend that, on the terms and subject to the conditions set forth in this Agreement, Merger Sub be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”) and as a direct, wholly owned Subsidiary of Parent in accordance with the applicable provisions of the General and Business Corporation Law of Missouri, as amended (the “GBCLM”);
B.    In connection with the Merger, on the terms and subject to the conditions set forth in this Agreement, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any Company Cancelled Shares and Dissenting Shares) shall be converted automatically into the right to receive the Merger Consideration;
C.    The Board of Directors of the Company (the “Company Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of the Company and its shareholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the GBCLM, (iii) directed that this Agreement be submitted to the Company’s shareholders for their adoption, and (iv) determined to recommend that the Company’s shareholders adopt and approve this Agreement and approve the Merger (collectively, the “Company Board Recommendation”);
D.    The Board of Directors of Merger Sub has, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, (iii) directed that this Agreement be submitted for consideration by Merger Sub’s sole stockholder, and (iv) determined to recommend that the sole stockholder of Merger Sub adopt and approve this Agreement and approve the Merger;

E.    The Board of Directors of Parent (the “Parent Board”) has unanimously, upon the terms and subject to the conditions set forth herein, (i) determined that the transactions contemplated by this Agreement, including the Merger, are advisable, fair to and in the best interests of Parent and its stockholders, and (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby, including the Merger;
F.    Concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into the Supply Agreement Amendment; and
G.    For U.S. federal income tax purposes, the Company, Parent and Merger Sub intend that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) this Agreement will constitute a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations with respect to the Merger.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing, and the covenants, premises, representations and warranties and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties agree as follows:
Article 1
THE MERGER
1.1    The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement and in accordance with the applicable provisions of the GBCLM:
(a)    At the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the Surviving Corporation. As a result of the Merger, the Surviving Corporation shall become a direct wholly owned Subsidiary of Parent. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the GBCLM. Without limiting the generality of the foregoing, from and after the Effective Time, all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.
(b)    In connection with the Merger and prior to the Effective Time, Parent shall take all corporate action necessary to authorize and reserve for issuance a sufficient number of shares of common stock, par value $0.01 per share, of Parent (“Parent Common Stock”) to permit the issuance of shares of Parent Common Stock to the holders of shares of Company Common Stock as of the Effective Time, subject to and in accordance with the terms of this Agreement.

(c)    At the Effective Time, by virtue of the Merger and without any action by the Company, Parent, Merger Sub or any other Person, the articles of incorporation and the bylaws of the Surviving Corporation shall be amended to be identical to the articles of incorporation and bylaws of Merger Sub (except that the name of the Surviving Corporation shall not be changed), as in effect immediately prior to the Effective Time.
(d)    The directors of Merger Sub serving in such positions immediately prior to the Effective Time shall become, as of the Effective Time, the directors of the Surviving Corporation, each to hold office in accordance with the articles of incorporation and bylaws of the Surviving Corporation until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation. The officers of the Company serving in such positions immediately prior to the Effective Time shall become, effective as of the Effective Time, the officers of the Surviving Corporation, each until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.
1.2    Closing and Effective Time of the Merger.
(a)    The closing of the Merger (the “Closing”) shall take place remotely by electronic exchange of executed documents at 9:00 a.m., Eastern Time, as soon as practicable (and, in any event, within three (3) Business Days) after satisfaction or, to the extent permitted hereunder, waiver of all of the applicable conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions at the Closing), or at such other time and place as the parties shall agree in writing. The date and time at which the Closing occurs is referred to herein as the “Closing Date”.
(b)    On the Closing Date, Parent, Merger Sub and the Company shall cause the articles of merger in the form attached hereto as Exhibit A (subject to such changes as may be mutually agreed to by Parent and the Company, the “Articles of Merger”) to be executed and filed with the Missouri Secretary of State in accordance with the relevant provisions of the GBCLM and shall make all other filings or recordings required under the GBCLM. The Merger shall become effective at the time the Articles of Merger have been duly filed with the Missouri Secretary of State, or at such later date and time as is agreed upon by the parties and specified in the Articles of Merger in accordance with the GBCLM (such time as the Merger becomes effective, the “Effective Time”).
Article 2
CONVERSION OF SECURITIES IN THE MERGER
2.1    Conversion of Securities.
(a)    At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any capital stock of the Company, Parent, or Merger Sub:

(i)    Subject to Sections 2.1(b) (Adjustments), 2.2 (Payment for Securities, Surrender of Certificates) and 2.5 (Fractional Shares), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Cancelled Shares and Dissenting Shares) shall be automatically converted into the right to receive a number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the total amount of shares of Parent Common Stock to be issued in the Merger with respect to each such share of Company Common Stock, the “Merger Consideration”).
(ii)    All shares of Company Common Stock (other than any Company Cancelled Shares and Dissenting Shares) shall cease to be outstanding and shall be automatically cancelled and shall cease to exist and, as of the Effective Time, each holder of record of shares of Company Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration in accordance with Section 2.1(a)(i) and Section 2.2, plus any Fractional Shares Cash Amount to which such holder is entitled in accordance with Section 2.5.
(iii)    All shares of Company Common Stock held, directly or indirectly, by (x) the Company (as treasury shares or otherwise), (y) any Company Subsidiary or (z) Parent or any Parent Subsidiary, in each case, immediately prior to the Effective Time (collectively, the “Company Cancelled Shares”), shall be automatically cancelled and shall cease to exist, and no consideration or payment shall be owed or delivered in exchange therefor.
(iv)    Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b)    If, at any time during the period between the date of this Agreement and the Effective Time, Parent or the Company should split, reverse split, subdivide, consolidate, combine or otherwise reclassify the Parent Common Stock or the Company Common Stock, as applicable, or pay a stock dividend or other stock distribution (with a record date during such period) in the Parent Common Stock or the Company Common Stock, as applicable, or otherwise change the Parent Common Stock or the Company Common Stock, as applicable, into any other securities, or make any other such stock dividend or stock distribution (with a record date during such period) in capital stock of Parent or the Company in respect of the Parent Common Stock or the Company Common Stock, as applicable, then any number or amount contained herein which is based upon the price or the number or fraction of shares of Parent Common Stock or Company Common Stock, as applicable, including the Exchange Ratio, shall be equitably adjusted to provide to Parent, Merger Sub and the holders of shares of Company Common Stock or Company Equity Awards the same economic effect as contemplated by this Agreement prior to such split, combination, stock dividend or other stock distribution or change; provided that nothing in this Section 2.1(b) shall be construed to permit Parent or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.
2.2    Payment for Securities; Surrender of Certificates.
(a)    Exchange Agent. At or prior to the Effective Time, Parent shall designate a reputable bank or trust company to act as the exchange agent (the identity and terms of designation and appointment of which shall be reasonably acceptable to the Company) for purposes of effecting the payment of the aggregate Merger Consideration in connection with the Merger (the “Exchange Agent”). At the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent an amount of uncertificated, book-entry shares representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration, in each case, to which holders of Company Common Stock shall be entitled at the Effective Time pursuant to Section 2.1(a)(i) and Section 2.5, as applicable. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Parent Common Stock held by it from time to time hereunder. Following the Effective Time, Parent shall pay, or shall cause to be paid to the Exchange Agent, from time to time, as needed, cash sufficient to pay the aggregate dividends and other distributions, if any, pursuant to Section 2.4. In the event such deposited funds or shares are insufficient to make the payments contemplated pursuant to Section 2.1(a)(i) and Section 2.4, as applicable, Parent shall promptly deposit, or cause to be deposited, with the Exchange Agent such additional funds or shares, as applicable, to ensure that the Exchange Agent has sufficient funds or shares, as applicable, to make such payments. Earnings from any investment by the Exchange Agent (to be made solely at Parent’s direction) of the cash deposited by Parent with the Exchange Agent shall be the sole and exclusive property of Parent. No part of such earnings shall accrue to the benefit of holders of Company Common Stock and no losses shall alter Parent’s obligation to cause the Exchange Agent to pay the aggregate Merger Consideration and the Fractional Shares Cash Amount in accordance with Section 2.2(b).

(b)    Procedures for Surrender; Treatment of Certificates and Book Entry Shares.
(i)    Company Certificated Shares. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), Parent shall instruct the Exchange Agent to mail to each Person that was a holder of record of shares of Company Common Stock represented by a certificate (if any) (“Company Certificated Shares”) immediately prior to the Effective Time, which shares of Company Common Stock are entitled to the Merger Consideration: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificated Shares shall pass, only upon delivery of the Company Certificated Shares to the Exchange Agent, and shall otherwise be in such form as Parent, the Company and the Exchange Agent shall reasonably agree prior to the Closing Date; and (B) instructions for effecting the surrender of the Company Certificated Shares (or affidavits of loss in lieu of the Company Certificated Shares as provided in Section 2.2(e)) in exchange for payment of the Merger Consideration and any Fractional Shares Cash Amount that such holder is entitled to receive pursuant to Section 2.1(a)(i) and Section 2.5. Upon surrender of any Company Certificated Shares (or affidavit of loss in lieu of the Company Certificated Shares as provided in Section 2.2(e)) to the Exchange Agent or to such other agent or agents as may be appointed by Parent, and upon delivery of a letter of transmittal, duly executed and in proper form, with respect to such Company Certificated Shares, the holder of such Company Certificated Shares shall be entitled to receive, and Parent shall instruct the Exchange Agent to pay and deliver, as promptly as practicable after such surrender, (I) in the case of the Merger Consideration, credit in the stock ledger and other appropriate books and records of Parent, for the number of shares of Parent Common Stock into which such Company Certificated Shares have been converted pursuant to Section 2.1(a)(i) and (II) in the case of any Fractional Shares Cash Amount, a cash payment in the amount of any Fractional Shares Cash Amount that such holder has the right to receive pursuant to Section 2.5, as applicable, together with any dividends or other distributions to which the holder of such Company Certificated Shares becomes entitled, if any, with respect to such Company Certificated Shares, in accordance with Section 2.4, and any Company Certificated Shares so surrendered shall forthwith be cancelled. If payment of the Merger Consideration or any Fractional Shares Cash Amount is to be made to a Person other than the Person in whose name any surrendered Company Certificated Shares are registered, it shall be a condition precedent of payment that the Company Certificated Shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer as determined by Parent, and the Person requesting such payment shall have paid (or caused to be paid) any transfer and other similar Taxes required by reason of the payment of the Merger Consideration and any Fractional Shares Cash Amount to a Person other than the registered holder of the Company Certificated Shares so surrendered and shall have established to the satisfaction of the Surviving Corporation and Parent that such Taxes either have been paid or are not required to be paid. No interest will be paid or accrued on any amount payable upon due surrender of the Company Certificated Shares. Until surrendered as contemplated hereby, each Company Certificated Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and the Fractional Shares Cash Amount as contemplated by this Agreement, except for Company Certificated Shares representing Dissenting Shares or Company Cancelled Shares.

(ii)    Company Book-Entry Shares. Notwithstanding anything to the contrary contained in this Agreement, no holder of shares of Company Common Stock held in book-entry form (“Company Book-Entry Shares”) shall be required to deliver a certificate evidencing such Company Book-Entry Shares or, in the case of holders of Company Book-Entry Shares held through The Depository Trust Company, an executed letter of transmittal, to the Exchange Agent, to receive the Merger Consideration and any Fractional Shares Cash Amount that such holder is entitled to receive pursuant to Section 2.1(a)(i) and Section 2.5. In lieu thereof, each holder of record of one or more Company Book-Entry Shares held through The Depository Trust Company, whose shares of Company Common Stock were converted into the right to receive the Merger Consideration and any Fractional Shares Cash Amount shall automatically, upon the Effective Time, be entitled to receive, and Parent shall instruct the Exchange Agent to pay and deliver as promptly as practicable after the Effective Time, (A) in the case of the Merger Consideration, credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i) and (B) in the case of the Fractional Shares Cash Amount, a cash payment in the amount of any Fractional Shares Cash Amount that such holder has the right to receive pursuant to Section 2.5, as applicable, together with any dividends or other distributions, to which the holder of such Company Book-Entry Shares becomes entitled, if any, with respect to such Company Book-Entry Shares in accordance with Section 2.4, and any Company Book-Entry Shares shall forthwith be cancelled. As soon as practicable after the Effective Time (and in no event later than five (5) Business Days after the Effective Time), Parent shall instruct the Exchange Agent to mail to each Person that was, immediately prior to the Effective Time, a holder of record of Company Book-Entry Shares not held through The Depository Trust Company: (I) a letter of transmittal, which shall be in such form as Parent, the Company and the Exchange Agent shall reasonably agree; and (II) instructions for returning such letter of transmittal in exchange for the Merger Consideration and the Fractional Shares Cash Amount. Upon delivery of such letter of transmittal, duly executed and in proper form, with respect to such Company Book-Entry Shares, the holder of such Company Book-Entry Shares shall be entitled to receive, and Parent shall instruct the Exchange Agent to pay and deliver as promptly as practicable after such delivery, (A) in the case of the Merger Consideration, credit in the stock ledger and other appropriate books and records of Parent for the number of shares of Parent Common Stock into which such Company Book-Entry Shares have been converted pursuant to Section 2.1(a)(i) and (B) in the case of the Fractional Shares Cash Amount, a cash payment in the amount of any Fractional Shares Cash Amount that such holder has the right to receive pursuant to Section 2.5, as applicable, together with any dividends or other distributions, if any, to which such holder of Company Book-Entry Shares becomes entitled, if any, with respect to such Company Book-Entry Shares in accordance with Section 2.4, and any Company Book-Entry Shares shall forthwith be cancelled. Payment of the Merger Consideration and the Fractional Shares Cash Amount with respect to Company Book-Entry Shares, shall only be made to the Person in whose name such Company Book-Entry Shares are registered. No interest will be paid or accrued on any amount payable upon due surrender of Company Book-Entry Shares. Until paid or surrendered as contemplated hereby, each Company Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and the Fractional Shares Cash Amount, in each case, as contemplated by this Agreement, except for Company Book-Entry

Shares representing Dissenting Shares or Company Cancelled Shares.
(c)    Transfer Books; No Further Ownership Rights in Shares(d)    . The shares of Parent Common Stock issued upon conversion of shares of Company Common Stock pursuant to and in accordance with Section 2.1(a)(i) and Section 2.2, together with any Fractional Shares Cash Amount paid in accordance with Section 2.5 and any dividends or other distributions paid, if any, in accordance with Section 2.4, shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Company Common Stock as of immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration into which such shares of Company Common Stock have been converted pursuant to Section 2.1(a)(i) (together with any dividends or other distributions to which the former holders of such shares of Company Common Stock become entitled, if any, in accordance with Section 2.4) and the Fractional Shares Cash Amount to which such holders are entitled to receive in accordance with Section 2.5, and (ii) the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company.
(d)    Termination of Fund; Abandoned Property; No Liability. Any portion of the funds (including any interest or earnings received with respect thereto) made available to the Exchange Agent that remains unclaimed by the holders of Company Common Stock on the first anniversary of the Effective Time shall be returned to Parent upon demand, and any such holder of Company Common Stock who has not complied with Section 2.2(b) prior to such time shall thereafter look only to Parent (subject to abandoned property, escheat or other similar Laws) for delivery of the Merger Consideration and any Fractional Shares Cash Amount and any dividends or other distributions, if any, to which such holders are entitled in accordance with Section 2.4 in respect of such holder’s shares of Company Common Stock. Any Merger Consideration or Fractional Shares Cash Amount remaining unclaimed by the holders of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claim or interest of any Person previously entitled thereto immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws. Notwithstanding the foregoing, none of Parent, the Company, the Exchange Agent, or their respective affiliates or any other Person will be liable to any holder of Company Common Stock for Merger Consideration (or any dividends or other distributions, if any, payable or issuable in connection therewith in accordance with Section 2.4) or any Fractional Shares Cash Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e)    Lost, Stolen or Destroyed Certificates. In the event that any Company Certificated Shares shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Company Certificated Shares, upon the making of an affidavit, in customary form reasonably acceptable to Parent, of that fact by the holder thereof, the Merger Consideration payable in respect thereof pursuant to Section 2.1(a)(i) (together with any dividends or other distributions to which such holder is entitled, if any, in accordance with Section 2.4) and any Fractional Shares Cash Amount to which the holder is entitled pursuant to Section 2.5; provided, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration (and any dividends or other distributions payable or issuable in connection therewith, if any, in accordance with Section 2.4) or any Fractional Shares Cash Amount to which the holder is entitled pursuant to Section 2.5, require the owner of such lost, stolen or destroyed Company Certificated Shares to deliver a bond in a reasonable sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Surviving Corporation or the Exchange Agent with respect to the Company Certificated Shares alleged to have been lost, stolen or destroyed.
2.3    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of the Merger or consented thereto in writing and who is entitled to demand, and who properly demands payment of the fair value of such shares (“Dissenting Shares”), pursuant to, and who otherwise complies in all respects with the provisions of Section 351.455 of the GBCLM shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or loses the right to appraisal under the GBCLM. If, after the Effective Time, any such holder fails to perfect, withdraws or loses such right to appraisal, such holder’s shares shall be treated as if they had been converted as of the Effective Time into a right to receive the Merger Consideration in accordance with Section 2.1(a)(i) without any interest thereon, and will no longer be a Dissenting Share. The Company shall give Parent prompt notice of any demands for appraisal for any Dissenting Share, any attempted withdrawals of such demands and any other notice given or instrument served relating to the exercise of dissenters’ rights granted under the GBCLM. Parent shall have the right to participate in all negotiations and proceedings relating thereto, except as otherwise required by applicable Law. The parties agree that the Company shall be responsible to pay solely out of its own funds any obligations with respect to appraisal demands; provided, however, that the Company shall not make any payment with respect to, or settle or offer to settle, any appraisal demands without Parent’s prior written consent in its sole discretion and the parties acknowledge and agree that any such settlement shall be paid from the funds of the Company.

2.4    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any Company Common Stock converted into the right to receive the Merger Consideration pursuant to Section 2.1(a)(i) until such holder shall have complied with the provisions of Section 2.2(b). Subject to escheat, Tax or other applicable Law, following the surrender of any such Company Common Stock in accordance with Section 2.2(b), such holder shall be entitled to receive any such dividends or distributions, without interest, with a record date after the Effective Time which theretofore had become payable with respect to the Parent Common Stock exchangeable for such Company Common Stock pursuant to Section 2.1(a)(i) (after giving effect to any required Tax withholdings as provided in Section 2.8).
2.5    Fractional Shares. Notwithstanding anything in this Agreement to the contrary, no fractional shares of Parent Common Stock shall be issued upon the conversion of shares of Company Common Stock pursuant to Section 2.1(a)(i) or in exchange for Company Certificated Shares or Company Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. As promptly as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of whole shares of Parent Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Company Certificated Shares or Book-Entry Shares over (ii) the aggregate number of whole shares of Parent Common Stock to be distributed to holders of Company Certificated Shares or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As promptly as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Company Certificated Shares or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NYSE, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE and shall be executed in round lots to the extent practicable. Until the proceeds of any such sale or sales have been distributed to the holders of Company Certificated Shares or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The Exchange Agent shall determine the portion of such proceeds to which each holder of Company Certificated Shares or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Certificated Shares or Book-Entry Shares is entitled (after taking into account all Company Certificated Shares or Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Certificated Shares or Book-Entry Shares are entitled (such cash amount with respect to each such holder, the “Fractional Shares Cash Amount”). As soon as practicable after the determination of the amount of the Fractional Shares Cash Amount, if any, to be paid to holders of Company Certificated Shares or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay the Fractional Shares Cash Amount due to each such holder subject to and in accordance with this Section 2.5. The parties agree that the payment of the Fractional Shares Cash Amount in lieu of fractional share interests pursuant to this Section 2.5 is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares of Parent Common Stock.

2.6    Further Assurances. From and after the Effective Time, the respective officers of Parent and the Surviving Corporation, as applicable, shall be authorized to execute and deliver, in the name and on behalf of the Company or any Parent Party, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or any Parent Party, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation, as applicable, as a result of, or in connection with, the Merger.
2.7    Treatment of Company Equity Awards.
(a)    Treatment of Company Options. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders thereof, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not then vested or exercisable, shall be assumed by Parent and shall be converted into an option to acquire shares of Parent Common Stock or the cash equivalent thereof in accordance with this Section 2.7(a). Each such Company Option as so assumed and converted (after such conversion, an “Assumed Option”) shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Option immediately prior to the Effective Time (which, for the avoidance of doubt, includes any forfeiture terms and exercisability terms applicable to such Company Option) except that, as of the Effective Time, (i) each such Assumed Option shall constitute an option to acquire that number of whole shares of Parent Common Stock (rounded down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (I) the exercise price per share of Company Common Stock of such Company Option by (II) the Exchange Ratio and (ii) with respect to an Assumed Option that is held by an individual who is not employed by or in service with the Company or a Company Subsidiary immediately prior to the Effective Time, such Company Option shall be exercisable solely in cash (and not shares of Parent Common Stock), with the amount of cash payable upon exercise of such Company Option calculated by reference to the closing price of the shares of Parent Common Stock that would otherwise be issued on the applicable exercise date, minus the exercise price. Notwithstanding the generality of the foregoing, the exercise price and number of shares of Parent Common Stock subject to an Assumed Option shall be determined in a manner consistent with the requirements of Section 409A of the Code and, with respect to an Assumed Option converted from a Company Option that is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, consistent with the requirements of Section 422 of the Code.

(b)    Treatment of Company RSU Awards. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or holders thereof, each Company RSU Award that is outstanding immediately prior to the Effective Time, other than a Company RSU Award issued pursuant to a Deferred Compensation Plan, shall be assumed by Parent and shall be converted into a restricted stock unit award to receive shares of Parent Common Stock or the cash equivalent thereof (an “Assumed RSU Award”) in accordance with this Section 2.7(b). Each such Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company RSU Award immediately prior to the Effective Time (which, for the avoidance of doubt, includes any accelerated vesting protections, forfeiture terms, settlement terms (including cash settlement) and terms relating to dividend equivalent rights applicable to such Company RSU Award) except that, as of the Effective Time, (i) each such Assumed RSU Award shall constitute the right to receive that number of whole shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (A) the number of shares of Company Common Stock subject to such Company RSU Award immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and (ii) with respect to an Assumed RSU Award held by an individual who is not employed by or in service with the Company or a Company Subsidiary immediately prior to the Effective Time, such Assumed RSU Award shall be settled solely in cash (rather than shares of Parent Common Stock), in an amount calculated based on the closing price of the shares of Parent Common Stock that would otherwise be issued on the applicable settlement date.
(c)    Treatment of Company PSU Awards.

(i)    As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or holders thereof, each Company PSU Award for which the performance periods have not yet ended as of the Effective Time that is outstanding immediately prior to the Effective Time shall be assumed by Parent and shall be converted into a restricted stock unit award to receive shares of Parent Common Stock or the cash equivalent thereof (an “Assumed PSU Award”) in accordance with this Section 2.7(c). Each such Assumed PSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company PSU Award immediately prior to the Effective Time (which, for the avoidance of doubt, includes any accelerated vesting protections, forfeiture terms and settlement terms (including cash settlement) and terms relating to dividend equivalent rights applicable to such Company PSU Award, but does not include any performance based vesting conditions, which shall be deemed achieved as of the Effective Time at maximum performance levels) except that, as of the Effective Time, (A) each such Assumed PSU Award for which the performance periods have not yet ended as of the Effective Time shall constitute the right to receive that number of whole shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (I) 200% of the target number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time multiplied by (II) the Exchange Ratio and (B) with respect to an Assumed PSU Award held by an individual who is not employed by or in service with the Company or a Company Subsidiary immediately prior to the Effective Time, such Assumed PSU Award shall be settled solely in cash (rather than shares of Parent Common Stock), in an amount calculated based on the closing price of the shares of Parent Common Stock that would otherwise be issued on the applicable settlement date).
(ii)    As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or holders thereof, each Company PSU Award for which the performance periods have ended as of the Effective Time that is outstanding immediately prior to the Effective Time, shall constitute the right to receive (subject to any applicable withholding or other Taxes, or other amounts required by applicable Law to be withheld, which shall be remitted by the Company) that number of whole shares of Parent Common Stock (rounded up or down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company PSU Award immediately prior to the Effective Time calculated based on actual performance multiplied by (ii) the Exchange Ratio. The Company shall, acting in good faith, determine the level of actual performance achieved with respect to each Company PSU Award for which the applicable performance period has ended as of the Effective Time.

(d)    Treatment of Company Restricted Shares. Immediately prior to the Effective Time and without any action on the part of the Company, Parent, Merger Sub or holders thereof, any restrictions on any Company Restricted Shares shall lapse and such Company Restricted Shares shall fully vest (subject to any applicable withholding or other Taxes, or other amounts required by applicable Law to be withheld, which shall be remitted by the Company). Each Company Restricted Share will thereafter be treated as shares of Company Common Stock in accordance with Section 2.1. Notwithstanding the foregoing and subject to Section 2.7(f), the Merger Consideration payable pursuant to this Section 2.7(d) shall be made by Parent or the Exchange Agent as soon as commercially practicable following the Effective Time.
(e)    Company DSP. Prior to the Effective Time, the Company shall take all actions with respect to the Company DSP that are necessary or desirable to (i) provide that (A) no new enrollment period will be commenced following the date of this Agreement under the Company DSP, (B) there will be no increase in the amount of participants’ payroll deduction elections under the Company DSP or any contributions other than previously elected payroll deductions during the current enrollment period from those in effect as of the date of this Agreement, (C) no individuals shall commence participation in the Company DSP during the period from the date of this Agreement through the Effective Time and (D) each participant election made pursuant to the Company DSP shall be fully exercised no later than ten Business Days prior to the Effective Time (“Final Exercise Date”) (with any accumulated employee contributions as of the Final Exercise Date not used to purchase Company Common Stock in accordance with the terms and conditions of the Company DSP refunded by the Company to such employee as promptly as practicable following the Final Exercise Date (without interest)), and (ii) terminate the Company DSP as of effective immediately prior to the Effective Time. The Company shall provide timely notice to participants of the Company DSP of the setting of the Final Exercise Date and the termination of the Company DSP in accordance with the terms of the Company DSP. Shares of Company Common Stock purchased pursuant to the foregoing shall be treated the same as all other shares of Company Common Stock in accordance with Section 2.1.

(f)    Treatment of Deferred Compensation Plans; Section 409A. As of the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any participant in the Company’s 2005 Executive Stock Unit Program (the “ESUP”) or the Company’s Deferred Compensation Programs (together with the ESUP, the “Deferred Compensation Plans”), each Company RSU Award issued pursuant to a Deferred Compensation Plan (representing notional investments in Company Common Stock in participant accounts under the Deferred Compensation Plans) shall be converted into notional investments in cash based on a price per share of Company Common Stock equal to the average closing price per share of Company Common Stock for the five (5) trading days immediately prior to the Closing Date, and such notional cash shall be deemed reinvested in one or more “Diversified Investments” (as defined in the ESUP, except references to the 401(k) Plan shall mean the 401(k) Plan of the Parent and references to the Investment Committee shall mean the Parent Board (or a committee selected by the Parent Board)) as determined by the Parent Board (or a committee selected by the Parent Board), in accordance with the directions of affected participants in the Deferred Compensation Plans communicated to Parent prior to the Effective Time, and such accounts shall be distributed to each participant pursuant to the participant’s applicable distribution election and the terms of the applicable Deferred Compensation Plan, as in effect immediately prior to the Effective Time, in order to comply with Section 409A of the Code. Prior to the Effective Time, the Company shall, and shall cause each applicable Company Subsidiary, to take all necessary action to implement the provisions of this Section 2.7(f). Parent shall assume all the obligations of the Company under the Deferred Compensation Plans. In addition, and notwithstanding anything to the contrary contained in this Agreement, to the extent that any payment in respect of any Company Equity Award constitutes “nonqualified deferred compensation” subject to Section 409A of the Code, any payment contemplated hereby with respect to such award shall be made on the applicable settlement date for such Company Equity Award in accordance with the applicable award’s terms to the extent required in order to comply with Section 409A of the Code.

(g)    Company Equity Plan. The Company shall take all necessary action, to the extent permissible under Section 409A of the Code, to settle, prior to the Effective Time, any Company RSU Award or Company PSU Award that is vested but not yet settled as of immediately prior to the Effective Time. At the Effective Time, parties shall take all necessary action for the treatment of the Company Equity Awards as contemplated under this Section 2.7; provided, however, that no such action taken shall be required to be irrevocable until immediately prior to the Effective Time. Parent shall assume all the obligations of the Company under the Company Equity Plan and each outstanding Company Option, Company RSU Award and Company PSU Award and the agreements evidencing the grants thereof (as modified by this Section 2.7), and the number and kind of shares available for issuance under the Company Equity Plan shall be adjusted to reflect shares of Parent Common Stock in accordance with the provisions of the Company Equity Plan. Parent shall reserve for future issuance a number of shares of Parent Common Stock at least equal to the number of shares of Company Common Stock that will be subject to Assumed Options, Assumed RSU Awards and Assumed PSU Awards as a result of the actions contemplated by this Section 2.7. Not later than ten (10) Business Days following the Closing Date, Parent shall file one or more registration statements under the Securities Act on Form S-8 or Form S-3 (or other applicable form) with respect to the Parent Common Stock subject to such Assumed Options, Assumed RSU Awards and Assumed PSU Awards and shall, in each case, to the extent they are eligible to be registered on Form S-8 or Form S-3 (or other applicable form) and Parent shall use commercially reasonable efforts to cause such registration statement or registration statements to become effective under the Securities Act and maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed Options, Assumed RSU Awards and Assumed PSU Awards remain outstanding.
2.8    Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement, such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Law. Parent shall be entitled to request any necessary Tax forms in order to effectuate such withholding, including Form W-9 or the appropriate series of Form W-8, as applicable, or any similar information, from the payee. Parent shall use commercially reasonable efforts to notify the payee of its intention to deduct or withhold prior to any such deduction or withholding (other than in respect of any withholding arising as a result of the Company’s failure to provide the certificate described in Section 2.10 or in respect of any amounts properly treated as compensation for applicable Tax purposes) and the parties shall cooperate in good faith with each other to minimize any such deduction and withholding of any Taxes; provided that Parent shall not be required to delay such deduction or withholding to the extent that such delay is reasonably expected to cause Parent to be subject to material audit, fines or penalties or create a materially increased risk of exposure to the foregoing. To the extent that amounts are so deducted and withheld and remitted by the deducting and withholding party to the applicable Governmental Entity as required by applicable Law, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.9    Tax Treatment.
(a)    Each of Parent, Merger Sub and the Company intends that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and shall, and shall cause its respective affiliates to, use its reasonable best efforts to cause the Merger to so qualify and shall not take any action (or fail to take any action), or cause or permit any action to be taken (or to be omitted), if such action, failure, or omission could be reasonably expected to prevent, preclude or impede either (i) the Merger from so qualifying or (ii) the tax counsel for the Company (or, if such tax counsel is unable or unwilling to issue the Company Tax Opinion, another nationally recognized tax counsel reasonably acceptable to the Company and Parent, the “Company Tax Counsel”) from providing the tax opinions issued in accordance with Section2.9(e). Each of the parties will notify the other parties promptly after becoming aware of any reason to believe that the Merger may not qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
(b)    The parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).
(c)    None of the parties nor any of their affiliates shall take any position for U.S. federal income tax purposes (and applicable state, local and non-U.S. Tax purposes) on any applicable Tax Return or in any applicable Tax contest or audit or in any communication (whether written or unwritten) with any applicable Governmental Entity inconsistent with the Intended Tax Treatment unless required by a “determination” as defined in Section 1313 of the Code (or any similar provision of state, local or non-U.S. Law); provided, that nothing in this Section 2.9(c) shall require a party to appeal such a determination.
(d)    Each of the parties shall use reasonable best efforts in connection with the issuance of the Company Tax Opinion at the Closing and any tax opinions in connection with the preparation, filing and delivery of the Proxy Statement/Prospectus or the Registration Statement with respect to the qualification of the Merger for the Intended Tax Treatment. In connection with any such tax opinions, upon the request of Company Tax Counsel, or tax counsel for Parent (“Parent Tax Counsel”), as applicable, officers of each Parent Party and the Company shall use their reasonable best efforts to deliver to Company Tax Counsel and Parent Tax Counsel, as applicable, duly executed certificates or letters (which, subject to Section 2.9(e), shall be substantially in the form of Exhibit B-1 and Exhibit B-2), dated as of the necessary date for the relevant tax opinions, signed by such officers of each Parent Party or the Company, as applicable, and containing customary assumptions, representations, warranties and covenants. If the tax counsel for the Company is unable or unwilling to issue the Company Tax Opinion, the Company shall use its reasonable best efforts to engage another Company Tax Counsel that is able and willing to issue the Company Tax Opinion.

(e)    Subject to Section 2.9(d), in the event that either Parent or the Company determines that it is reasonably likely that the condition set forth in Section 7.3(e) (Company Tax Opinion) would not be satisfied at Closing, then, the parties shall, at the request of Parent or the Company, use reasonable best efforts to amend the terms of this Agreement solely to consummate the transactions contemplated by this Agreement in a manner consistent with Revenue Ruling 2001-46, 2001-2 C.B. 321 in order to effect an integrated transaction within the meaning therein. In the event that the Agreement is amended in accordance with this Section 2.9(e), then upon the request of Company Tax Counsel in connection with the Company Tax Opinion, officers of each Parent Party and the Company shall use their reasonable best efforts to deliver to Company Tax Counsel duly executed certificates or letters (which shall be substantially in the form of Exhibit B-3 and Exhibit B-4), dated as of the Closing Date, signed by such officers of each Parent Party or the Company, as applicable, and containing customary assumptions, representations, warranties and covenants.
(f)    Any transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (“Transfer Taxes”), shall be borne by Parent; provided, that notwithstanding the foregoing, any Transfer Taxes for which holders of Company Stock or Company Equity Awards are solely liable under any provision of state Law shall be borne by such holder.
2.10    FIRPTA Certificate(a)    . Prior to the Closing, the Company shall deliver to Parent a certification, dated as of the Closing Date, that the shares of Company Stock are not United States real property interests as defined in Section 897(c) of the Code, together with a notice to the IRS, in accordance with Treasury Regulations under Sections 897 and 1445 of the Code. If Parent does not receive the certification and notice described above, the sole recourse of Parent, Merger Sub, the Surviving Corporation and the Exchange Agent shall be to withhold from the payments to be made pursuant to this Agreement any required withholding Tax under Section 1445 of the Code in accordance with Section 2.8.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as set forth in the disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 3 to which the information in such schedule relates; provided, that, disclosure in the Company Disclosure Schedule as to a specific representation or warranty shall qualify one or more other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections); provided, further, that nothing in the Company Disclosure Schedule is intended to broaden the scope of any representation, warranty, covenant or agreement of the Company or any Company Subsidiary made herein and no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Company Disclosure Schedule, (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which Company or any Company Subsidiary is a party exists or has actually occurred, or (iv) such item or other matter constitutes an admission to any third party, and no reference to or disclosure of any item or other matter in the Company Disclosure Schedule shall give rise to any claim or benefit to any Person who is not a party to this Agreement, and (b) as otherwise disclosed or identified in the Company SEC Documents filed, furnished, amended or supplemented at least two (2) Business Days prior to the date hereof (other than any forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Company SEC Documents and any other disclosures included in the Company SEC Documents to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), the Company hereby represents and warrants to Parent and Merger Sub as follows:
3.1    Organization and Qualification; Subsidiaries.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of Missouri. The Company has the requisite corporate power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it is now being conducted in all material respects.
(b)    The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)    Each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(d)    The Company has made available or caused to be made available to Parent true and complete copies of (i) any amendments to the Amended and Restated Articles of Incorporation of the Company (as amended to date, the “Company Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Bylaws of the Company (as amended to date, the “Company Bylaws”) not filed prior to the date hereof with the SEC and (iii) the certificates of incorporation and bylaws, or equivalent organizational or governing documents, and all amendments to such documents, of each material Company Subsidiary. The Company Bylaws and the Company Charter, are in full force and effect and neither the Company nor any of the Company Subsidiaries is in violation of any of the provisions of their organizational documents in any material respect. The certificates of incorporation and bylaws, or equivalent organizational or governing documents, and all amendments to such documents, of each material Company Subsidiary are in full force and effect.
(e)    Section 3.1(e) of the Company Disclosure Schedule sets forth a true and complete list of the Company Subsidiaries, together with the jurisdiction of organization or incorporation, as the case may be, of each Company Subsidiary. Each Company Subsidiary is a corporation or other legal entity duly organized validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of the jurisdiction of its incorporation or organization and has the requisite organizational power and authority to own, lease and operate its properties, rights and assets and to carry on its business as it is now being conducted, except where failure to be so duly organized and in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company owns, beneficially and of record, directly or indirectly, all Equity Interests of the Company Subsidiaries free and clear of any Liens other than Permitted Liens, except where the failure to own such interest free and clear of any Liens (other than Permitted Liens) is not and would not reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole. Except for the capital stock of the Company Subsidiaries, the Company does not own, directly or indirectly, any Equity Interests in any other Person. All of the Equity Interests of the Company Subsidiaries have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights and have been issued in compliance in all material respects with all applicable securities Laws.

3.2    Capitalization.
(a)    The authorized capital stock of the Company consists of (i) 600,000,000 shares of Company Common Stock, of which, as of the close of business on April 9, 2026 (the “Company Capitalization Date”), there were 136,402,847 shares of Company Common Stock issued and outstanding and (ii) 100,000,000 shares of preferred stock, without par value, of the Company (“Company Preferred Stock” and together with the Company Common Stock, the “Company Stock”). As of the Company Capitalization Date, no shares of Company Preferred Stock are issued and outstanding. As of the Company Capitalization Date, 62,396,696 shares of Company Common Stock were held by the Company as treasury shares. No Company Subsidiary owns any shares of Company Stock or has any option or warrant to purchase shares of any Company Stock or any other Equity Interest in the Company. All of the outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights and have been issued in compliance with all applicable securities Laws.
(b)    As of the close of business on the Company Capitalization Date, the Company has no shares of Company Stock subject to or reserved for issuance, except for (i) 279,342 shares of Company Common Stock subject to outstanding Company Options under the Company Equity Plan, (ii) 2,210,769 shares of Company Common Stock subject to outstanding Company RSU Awards under the Company Equity Plan (which excludes outstanding Company RSU Awards with respect to 48,301 shares of Company Common Stock that will be settled in cash), (iii) 1,325,846 at target and 2,651,692 at maximum shares of Company Common Stock subject to outstanding Company PSU Awards under the Company Equity Plan (assuming that, for purposes of any such Company PSU Awards, the applicable performance metrics have been achieved at target and maximum performance levels) (which excludes outstanding Company PSU Awards with respect to 1,342,723 shares of Company Common Stock at target and 2,685,446 shares of Company Common Stock at maximum that will be settled in cash, assuming that, for purposes of any such cash-settled Company PSU Awards, the applicable performance metrics have been achieved at target and maximum performance levels), (iv) 103,998 outstanding Company Restricted Shares, (v) 3,318,613 outstanding stock units that are part of Company Deferred Compensation Plans under the Company Equity Plan, and (vi) 4,154,407 shares of Company Common Stock reserved for future issuance under the Company Equity Plan for awards not yet granted.

(c)    All shares of Company Common Stock subject to issuance under the Company Equity Plan upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights. Section 3.2(c) of the Company Disclosure Schedule sets forth the following information with respect to each outstanding Company Equity Award as of the close of business on the Company Capitalization Date: (1) the name (or employee identification number) of the holder thereof; (2) the number of shares of Company Common Stock issuable thereunder (assuming that for purposes of any such Company PSU Awards the applicable performance goals are achieved at target and maximum performance levels); (3) the grant date; (4) the expiration date (if any); (5) the exercise price (if any); (6) the vesting schedule and the extent to which such Company Equity Award is vested and/or exercisable; and (7) with respect to a Company Option, whether such Company Option is intended to constitute an “incentive stock option” within the meaning of Section 422 of the Code.
(d)    All Company Equity Awards have been properly reported and registered in accordance with, and otherwise have been issued in compliance with, all applicable Laws in all material respects, including with respect to securities Laws and the withholding and payment of any applicable Taxes and social insurance contributions, and have been issued in compliance with all the terms and conditions of any applicable Company Benefit Plan in all material respects.
(e)    Except for Equity Interests set forth in Section 3.2(b), there are no outstanding Equity Interests or other options, phantom equity, warrants or other rights, relating to or based on the value of any Equity Interests of the Company or the Company Subsidiaries or obligating the Company or the Company Subsidiaries to issue, acquire or sell any Equity Interests of the Company or any Company Subsidiary. From the close of business on the Company Capitalization Date until the date hereof, the Company has not issued any Company Stock or other Equity Interests other than Company Common Stock issued upon the exercise or settlement of Company Equity Awards outstanding as of the close of business on the Company Capitalization Date in accordance with their terms.
(f)    Except with respect to the Company Equity Awards, there are no outstanding obligations of the Company or the Company Subsidiaries (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any Company Stock or other Equity Interests of the Company or the Company Subsidiaries.

3.3    Authority. The Company has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company and, except for affirmative vote of the holders of two-thirds of the outstanding shares of Company Common Stock entitled to vote thereon in favor of the adoption of this Agreement (the “Required Company Vote”), no shareholder votes are necessary to adopt this Agreement or to consummate the transactions contemplated hereby. The Company has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the Parent Parties, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws from time to time in effect relating to creditors’ rights and remedies generally, by general equitable principles or by the discretion of any Governmental Entity before which any Proceeding seeking enforcement may be brought (collectively, the “Enforceability Limitations”). The Company Board has duly adopted the Company Board Recommendation, and as of the date of this Agreement, the Company Board Recommendation has not been withdrawn, modified or amended in any respect.
3.4    No Conflict(a)    . Subject to receipt of the Required Company Vote, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with, breach or violate any provision of the Company Charter or the Company Bylaws; (b) assuming that all consents, approvals, authorizations and permits described in Section 3.5 have been obtained and all filings and notifications described in Section 3.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate, or give any Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Law applicable to the Company or any Company Subsidiary or any of their respective properties, rights or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of (with or without the lapse of time, the giving of notice or both) or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, modification, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties, rights or assets of the Company or any Company Subsidiary pursuant to any Company Material Contract or any Company Permit to which the Company or any Company Subsidiary is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, rights, other occurrences or Liens which would not, individually or in the aggregate, reasonably be expected to (i) have a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.

3.5    Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Parent Parties in Section 4.5, none of the execution, delivery or performance of this Agreement by the Company, including the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Articles of Merger as required by the GBCLM, (b) compliance with any applicable requirements of any Competition Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by the Company in connection with this Agreement and the transactions contemplated hereby and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to (i) have, individually or in the aggregate, a Company Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of the Company to perform its obligations under this Agreement or to consummate the Merger.
3.6    Compliance With Law. Neither the Company nor any Company Subsidiary is, or since January 1, 2023, has been in conflict with, default under or violation of any Law applicable to the Company or any Company Subsidiary or by which any property, rights or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received since January 1, 2023 any written notice or, to the Knowledge of the Company, other communication from any Governmental Entity regarding any actual, alleged, potential or possible violation of, or failure to comply with, any Law, except for any violations or failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. No investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to the Company or any Company Subsidiary have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
3.7    SEC Filings; Financial Statements.
(a)    The Company has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by the Company with the SEC under the Securities Act or the Exchange Act since January 1, 2023 (the “Company SEC Documents”). No Company Subsidiary is required to make any filings with the SEC.

(b)    As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each Company SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Company SEC Documents. As of the date of this Agreement, to the Knowledge of the Company, none of the Company SEC Documents is the subject of any ongoing review by the SEC.
(c)    The consolidated financial statements of the Company included in the Company SEC Documents (including, in each case, any notes or schedules thereto) (the “Company Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in shareholders’ equity of the Company and the Company Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Company Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of any interim unaudited Company Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items that will not be material in effect or amount to the Company and the Company Subsidiaries, taken as a whole. No financial statements of any Person other than the Company and the Company Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.

(d)    The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2023, to the Knowledge of the Company, the Company has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or any other employee (or former employee) who has (or has had) a significant role in the Company’s internal control over financial reporting.
3.8    Absence of Certain Changes or Events. Since January 1, 2026 through the date hereof:
(a)    Except for the discussion and negotiation of this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.
(b)    None of the Company or the Company Subsidiaries have taken any action, or authorized, approved, committed, agreed or offered to take any action, that if taken after the date hereof and prior to the Closing would have required Parent’s consent under Sections 5.1(b)(i), 5.1(b)(iii), 5.1(b)(v), 5.1(b)(vi), 5.1(b)(vii), 5.1(b)(viii), 5.1(b)(xiii), 5.1(b)(xvi) and 5.1(b)(xxii).
(c)    There has not been any Company Material Adverse Effect or any Effect, that had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.9    Employee Benefit Plans.
(a)    Section 3.9(a) of the Company Disclosure Schedule sets forth a list of each material Company Benefit Plan as of the date hereof, excluding (i) any Company Benefit Plan that is an employment offer letter or individual independent contractor or consultant agreement that (x) does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule, provided that any such form applicable to employees outside the U.S. shall be identified by jurisdiction and (y) does not provide for (A) any change in control, retention or other payments or benefits that could be triggered solely by the consummation of the transactions contemplated hereby, or (B) severance payments or benefits (other than statutory payments or benefits under applicable Laws) and (z) can be terminated without further payment, liability or obligation (other than as required by applicable Laws) and (ii) any individual award agreement evidencing Company Equity Awards that is on a form that does not materially differ from the applicable form set forth on Section 3.9(a) of the Company Disclosure Schedule. With respect to each Company Benefit Plan scheduled on Section 3.9(a) of the Company Disclosure Schedule, to the extent applicable, the Company and the Company Subsidiaries have either delivered or made available to Parent prior to the execution of this Agreement true, correct and complete copies of: (i) all plan documents and all amendments thereto, and all related trust, insurance, or other funding documents, and in the case of unwritten Company Benefit Plans, written descriptions thereof, (ii) the most recent determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor, (iii) the most recently filed annual return/report (Form 5500) and accompanying schedules and attachments thereto, (iv) the most recently prepared actuarial report and financial statements, (v) the most recent prospectus or summary plan descriptions and any material modifications thereto, (vi) all nondiscrimination and compliance testing reports for the most recently completed plan year and (vii) all material non-routine correspondence to and from any Governmental Entity within the last three (3) years.
(b)    Each Company Benefit Plan has been established, administered and maintained in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code, except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. With respect to each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, such Company Benefit Plan has received a determination from the IRS that such Company Benefit Plan is so qualified (or if it is a prototype plan, it has a favorable opinion letter, or if it is a volume submitter plan, it has a favorable advisory letter), and, to the Knowledge of the Company, nothing has occurred that has or would reasonably be expected to adversely affect or cause the loss of the qualification of such Company Benefit Plan.

(c)    No Company Benefit Plan is, and none of the Company, any of the Company Subsidiaries or their respective ERISA Affiliates sponsors, maintains, contributes to, has any obligation to contribute to, or otherwise has any liability or obligation (whether direct or contingent) under or with respect to: (i) a Multiemployer Plan; (ii) a “multiple employer plan” within the meaning of Section 210 of ERISA or Section 413(c) of the Code; (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA; or (iv) a “defined benefit plan” (as defined in Section 3(35) of ERISA whether or not subject thereto) or any other pension plan that is subject to Section 302 or Title IV of ERISA or Section 412 or 430 of the Code. None of the Company or any of the Company Subsidiaries has any current or contingent liability or obligation as a consequence of being considered a single employer with any other Person under Section 414 or Section 4001 of ERISA of the Code during the past six (6) years.
(d)    None of the Company and Company Subsidiaries, nor, to the Knowledge of the Company, any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) which would reasonably be expected to subject any of the Company Benefit Plans or their related trusts, the Company or any of the Company Subsidiaries to any material Taxes or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(e)    No Company Benefit Plan provides, and neither the Company nor any of the Company Subsidiaries sponsors, maintains, contributes to or is required to contribute to or has any liability with respect to any post-retirement welfare benefits, other than (i) health care continuation coverage required by Section 4980B of the Code (“COBRA”), Section 601 et seq. of ERISA, or other applicable Law (for which the covered individual pays the full cost of coverage) (ii) coverage through the end of the calendar month in which a termination of employment occurs or (iii) pursuant to an applicable agreement, plan or policy requiring the Company or any Company Subsidiary to pay or subsidize COBRA premiums for a terminated employee following the employee’s termination of employment.
(f)    No claims, actions, causes of action, suits, litigations, proceedings, arbitrations, mediations, interferences, audits, assessments, hearings or other legal proceedings (including Proceedings but excluding routine claims for benefits) are pending or, to the Knowledge of the Company, threatened with respect to any Company Benefit Plan that would reasonably be expected to have a Company Material Adverse Effect.

(g)    None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby could (alone or in conjunction with any other event) (i) accelerate the time of payment, vesting, exercisability, or funding of any payment, right or other benefit to any current or former employee, individual independent contractor, officer or director of the Company or any of the Company Subsidiaries under any Company Benefit Plan or entitle any such individuals to any payment or benefit thereunder, (ii) increase the amount or value of any compensation or benefits payable under any Company Benefit Plan (including loan forgiveness), (iii) require any contributions under any Company Benefit Plan or cause the Company or any Company Subsidiary to transfer or set aside any assets to fund any Company Benefit Plan or related trust, or (iv) result in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.
(h)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all required premiums for, or contributions required to be made to, each Company Benefit Plan have been timely made in accordance with the terms of the applicable Company Benefit Plan and applicable Law.
(i)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan, and any award thereunder, that is or forms part of a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and maintained in all respects with all applicable requirements of Sections 409A of the Code. Neither the Company nor any of the Company Subsidiaries maintains any obligations to gross-up or reimburse any individual for any Tax or related interest or penalties incurred by such individual, including under Sections 409A or 4999 of the Code or otherwise.
(j)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, with respect to each Company Benefit Plan that is subject to the Laws of a jurisdiction other than the United States (whether or not United States law also applies) (a “Non-U.S. Company Benefit Plan”): (i) all employer and employee contributions to each Non-U.S. Company Benefit Plan required by Law or by the terms of such Non-U.S. Company Benefit Plan have been timely made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Non-U.S. Company Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, and (iii) there are no unfunded or underfunded liabilities with respect to any Non-U.S. Company Benefit Plan. No Non-U.S. Company Benefit Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA).

3.10    Labor and Other Employment Matters.
(a)    Section 3.10(a) of the Company Disclosure Schedule sets forth all Collective Bargaining Agreements to which the Company or any Company Subsidiary is a party or bound. Neither the Company nor any of the Company Subsidiaries will incur any notice, consultation or consent obligations under any Collective Bargaining Agreements in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby. Neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in a breach or violation of any Collective Bargaining Agreement.
(b)    As of the date hereof, to the Knowledge of the Company, there are no and for the past three (3) years have been no material union organizing activities or demands of any union for recognition or certification pending or threatened against the Company or any Company Subsidiary. There is no, and for the past three (3) years has been no, material labor strike, material labor dispute, material slowdown or concerted work stoppage pending or, to the Knowledge of the Company, threatened against or affecting the Company or any Company Subsidiary.
(c)    The Company and the Company Subsidiaries are and for the past three (3) years have been in compliance with all applicable Laws respecting labor, employment and employment practices including, without limitation, all Laws respecting terms and conditions of employment, hiring, worker classification, health and safety, wage payment, wages and hours, child labor, immigration and work authorizations, employment harassment and discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), affirmative action, workers’ compensation, labor relations, discipline, termination, social welfare obligations and unemployment insurance, except for noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. For the past three (3) years, the Company and the Company Subsidiaries have been in compliance with all applicable Law governing the work authorization of U.S. employees in accordance with the requirements of: the U.S. Immigration Reform and Control Act of 1986; the U.S. Immigration and Nationality Act; the U.S. Illegal Immigration Reform and Immigrant Responsibility Act of 1996; any successor statutes, laws, rules and regulations; the U.S. federal government’s employment, eligibility verification system known as E-Verify (where required); U.S. state laws, ordinances, statutes, rules and regulations regarding the use of E-Verify (where applicable); and the wage and hour regulations related to employment under the H-1B or the H-2B visa program (where applicable), except for noncompliance as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(d)    Except as, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, as of the date hereof, there are no and for the past three (3) years have been no charges, complaints, claims or investigations or audits against such party pending or, to the Knowledge of the Company, threatened to be brought by or filed with any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the employment of, or termination of employment by, such party of any person against the Company or any of the Company Subsidiaries.
(e)    To the Knowledge of the Company, no Key Employee is in material violation of any term of any noncompetition agreement, non-solicitation agreement or any restrictive covenant covering such Key Employee.
(f)    The Company and the Company Subsidiaries have promptly and reasonably investigated all material sexual harassment, discrimination and retaliation allegations by or against any director, officer, employee of the Company or any Company Subsidiary made in the past three (3) years of which the Company or any of its Subsidiaries are aware. Neither the Company nor any of the Company Subsidiaries reasonably expects any material liability with respect to any such allegations and, to the Knowledge of the Company, no allegations are pending as of the date hereof.
3.11    Contracts.
(a)    Section 3.11(a) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of each Contract (except for purchase or service orders executed in the ordinary course of business of the Company or any Company Subsidiary, as applicable, and any Company Benefit Plan) to which the Company or any Company Subsidiary is a party or which binds or affects their respective properties, rights or assets, and which falls within any of the following categories:
(i)    any joint venture, partnership, strategic alliance, limited liability or other similar Contract which is material to the Company and its Subsidiaries, taken as a whole, related to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture in which the Company or any Company Subsidiary owns any interest;
(ii)    any agreement that involves future expenditures or receipts by the Company or any Company Subsidiary of more than $5,000,000 in any one-year period that cannot be terminated on less than ninety (90) days’ notice without material payment or penalty;
(iii)    any Contract that grants any right of first refusal or right of first offer or that limits the ability of the Company, any Company Subsidiary, or any of their respective affiliates (including Parent and its affiliates after the Effective Time) to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or businesses;

(iv)    any Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit, in any material respect the freedom of the Company or any Company Subsidiary (A) to engage in any line of business, compete with any Person, (B) to purchase, sell, supply or distribute any product or service, or (C) to develop, sell, supply, license, distribute, offer, support or service any product or other asset to or for any other Person, in each case, in any geographic area (other than confidentiality or employee non-solicitation agreements entered into in the ordinary course of business);
(v)    any Contract to which the Company or a Company Subsidiary is subject to (A) any “most favored nation” or similar provision in favor of the other party, (B) any minimum purchase commitment in excess of $5,000,000, (C) a “sole source” or similar relationship or contains any provision that requires the purchase of all or any portion of requirements from any third party or (D) any exclusivity, call or put option or rights of first or last offer, negotiation or refusal;
(vi)    any Contract related to the acquisition, disposition or other merger, reorganization or business combination (A) that was entered into since January 1, 2023 for aggregate actual or contingent consideration under such Contract in excess of $5,000,000 or (B) that contains “earn-out” provisions or other contingent payment obligations, or remaining indemnity or similar obligations, in each case, that could reasonably be expected to result in future payments by the Company or a Company Subsidiary in excess of $5,000,000;
(vii)    any Contract relating to indebtedness for borrowed money or any guarantee of such indebtedness of the Company or any Company Subsidiary, in each case, in excess of $5,000,000 other than Contracts solely among the Company and any wholly-owned Subsidiary of the Company;
(viii)    is a Contract with respect to any hedging, swap, derivative, ISDA or similar Contract for a value in excess of $5,000,000;
(ix)    any Collective Bargaining Agreement;
(x)    any Contract with a Significant Supplier;
(xi)    any Contract with a Significant Customer;
(xii)    any Company Real Property Lease;

(xiii)    any Contract pursuant to which (A) the Company or any Company Subsidiary licenses from a third party or otherwise is granted the right to use or exploit material Intellectual Property, with one-time or annual aggregate license, maintenance, support and other fees of more than $2,000,000, except for shrink-wrap, click-through or off-the-shelf software licenses or Contracts which include non-exclusive rights to non-customized pre-installed software, middleware, or firmware or (B) the Company or any Company Subsidiary licenses to a third party or otherwise grants the right to use or exploit material Company Owned Intellectual Property, except for non-exclusive licenses granted by the Company or the Company Subsidiaries in the ordinary course of business;
(xiv)    any Contract that obligates the Company or any Company Subsidiary to make any loans, advances or capital contributions to, or investments in, any Person (other than with respect to any Company Subsidiary) in excess of $5,000,000;
(xv)    any reseller, sales agent, dealer, joint marketing or distribution Contract that would be reasonably likely to involve commissions or payments by the Company or any Company Subsidiary, in each case, in any twelve (12) month period pursuant to such Contract in excess of $5,000,000;
(xvi)    any Contract providing for indemnification of any officer, director or employee of the Company or any Company Subsidiary, other than Contracts entered into on substantially the same form as the Company’s or its Subsidiaries’ standard forms previously made available to Parent;
(xvii)    any Contract (other than a Contract evidencing any Company Equity Award on the form or forms used by the Company in the ordinary course of business and made available to Parent): (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any security; (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any security; or (C) providing any of the Company or any Company Subsidiary with any right of first refusal or similar right with respect to, or right to repurchase or redeem, any security;
(xviii)    any (A) material Contract with a Company Related Party (as defined in Item 404 of Regulation S-K of the SEC) if such Company Related Party is a natural person, or (B) Contract with a Company Related Party if such Company Related Party is not a natural person;
(xix)    any material Contract that is currently in effect to which a Governmental Entity is a party;
(xx)    any settlements or conciliations that impose material future monetary or other obligations not yet satisfied upon the Company or any Company Subsidiary; and
(xxi)    any other “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), other than a Company Benefit Plan.

(b)    Each Contract of the type described in Section 3.11(a) is referred to herein as a “Company Material Contract.” True and complete copies of each Company Material Contract in effect as of the date hereof (including all modifications, amendments, supplements, annexes and schedules thereto and written waivers thereunder in the Company’s possession) have been made available to Parent (including pursuant to agreed-upon procedures to protect competitively sensitive information) or publicly filed with the SEC as part of the Company SEC Documents.
(c)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) each Company Material Contract is a legally valid and enforceable obligation of the Company or the Company Subsidiary party thereto, in accordance with its terms, subject to applicable Enforceability Limitations; (ii) each Company Material Contract is in full force and effect, (iii) none of the Company or any Company Subsidiary is in (or to the Knowledge of the Company, is alleged to be in) breach or default under any Company Material Contract to which it is a party or by which it or any of its properties, rights or assets is bound or affected and (iv) neither the Company, any of the Company Subsidiaries nor, to the Knowledge of the Company, any other party to a Company Material Contract has terminated or failed to renew any Company Material Contract or given notice of any termination or intent to not renew thereunder, nor, to the Knowledge of the Company, has the other party to a Company Material Contract given any informal indication that it does not intend to renew that agreement on terms substantially the same as, or more favorable to the Company and Company Subsidiaries than, the current agreement.
3.12    Customers and Suppliers.
(a)    Section 3.12(a) of the Company Disclosure Schedule sets forth a list of the ten (10) largest customers of the Company by total revenue during the year ended December 31, 2025 (each, a “Significant Customer”). Since January 1, 2025, and as of the date hereof, no Significant Customer has stated in writing that it will (i) stop purchasing products or services from the Company or its Subsidiaries; or (ii) change, materially and adversely, the terms and conditions on which it purchases products from the Company or its Subsidiaries. To the Knowledge of the Company, all accounts receivable owed by Significant Customers are bona fide, arose in the ordinary course of business, and are valid obligations to the Company. Except as previously disclosed or made available to Parent, as of the date hereof, the Company has not agreed with any Significant Customer to any material reduction in the prices in a future period paid by such Significant Customer in respect of the products sold to such Significant Customer, that, taken together in the aggregate with similar reductions with respect to other Significant Customers, would reasonably be likely to result in a material reduction in the revenue of the Company and its Subsidiaries (taken as a whole) with respect to such future period as compared to such sales revenue for the year ended December 31, 2025.

(b)    Section 3.12(b) of the Company Disclosure Schedule sets forth a list of the ten (10) largest suppliers of the Company by total expenditures during the year ended December 31, 2025 (each, a “Significant Supplier”). Since January 1, 2025, and as of the date hereof, no Significant Supplier has stated in writing that it will (i) stop supplying the Company or its Subsidiaries; or (ii) change, materially and adversely, the terms and conditions on which it is prepared to supply the Company or its Subsidiaries.
3.13    Permits. (a) The Company and each material Company Subsidiary (i) holds all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any applicable Governmental Entity and (ii) has filed all tariffs, reports, notices and other material documents with any Governmental Entity, in each case of clauses (i) and (ii), that is required by applicable Law for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted, in all material respects (collectively, the “Company Permits”); (b) is, and since January 1, 2023, has been in compliance with all the terms and conditions of all Company Permits, except where the failure to hold or to comply with any of the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (c) all Company Permits are valid and in full force and effect, are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the Knowledge of the Company, no suspension or cancellation of any such Company Permit is threatened, except as has not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.
3.14    Litigation. As of the date hereof, there are no Proceedings pending, or to the Knowledge of the Company, threatened (a) against the Company or any of the Company Subsidiaries or any of their respective assets or properties or any of the officers or directors of the Company (in their capacities as such), except, in each case, for those that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole, or (b) that challenges the validity or propriety of, or that is intended to have the effect of preventing, hindering, modifying, challenging or delaying the Merger or the other transactions contemplated hereby. Neither the Company nor any of the Company Subsidiaries, nor any of the assets owned or used by any of the Company or its Subsidiaries is subject to any Order or, to the Knowledge of the Company, investigation, pending or threatened, that is or would reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole.

3.15    Environmental Matters. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Company and the Company Subsidiaries is, and since January 1, 2023, has been, in compliance with all Environmental Laws and each has, and since January 1, 2023, has had, all Environmental Permits necessary for the conduct and operation of their respective businesses, and all such Environmental Permits are in full force and effect; (b) none of the Company or any Company Subsidiary has received any notice, demand, letter or claim alleging that the Company or any Company Subsidiary is noncompliant with, is in violation of, or is liable under, any Environmental Law or Environmental Permit, in each case, that remains pending or unresolved; (c) there has been no Release of or exposure of any Person to any Hazardous Substance that has given rise or would reasonably be expected to give rise to any liability of the Company or any Company Subsidiary under Environmental Law at, in, on, under or from any Company Real Property or, to the Knowledge of the Company, at, in, on, under or from any real property formerly owned, leased or operated by the Company or any Company Subsidiary; (d) none of the Company or any Company Subsidiary has entered into or agreed to any consent decree or order, or is subject to any judgment, decree or judicial order, relating to noncompliance with Environmental Laws, Environmental Permits or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Substances and no formal investigation, information request, litigation or other proceeding is pending or, to the Knowledge of the Company, threatened with respect thereto; and (e) none of the Company or any Company Subsidiary has assumed by Contract or, to the Knowledge of the Company, by operation of Law any liabilities or obligations of any other Person under Environmental Law. The Company has made available to Parent copies of all material and final reports, audits, and assessments in the possession of the Company or any Company Subsidiary with respect to the environmental condition of the Company Real Property or the Company’s or any Company Subsidiary’s compliance with Environmental Law.
3.16    Intellectual Property.
(a)    Section 3.16(a) of the Company Disclosure Schedule sets forth a complete and accurate list of all (i) issued patents and pending patent applications, (ii) trademark and service mark registrations and applications, (iii) copyright registrations, and (iv) internet domain name registrations, in each case that are owned by the Company or any of the Company Subsidiaries (collectively, the “Company Registered Intellectual Property”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each item of Company Registered Intellectual Property is subsisting, and, to the Knowledge of the Company, valid and enforceable, and (B) no Proceeding is pending or, to the Knowledge of the Company, is threatened, that challenges the validity, enforceability, registration, use, ownership or scope of any Company Registered Intellectual Property (other than office actions in connection with applications for the registration or issuance of any Company Registered Intellectual Property).

(b)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each item of Company Owned Intellectual Property is owned exclusively by the Company or a Company Subsidiary, free and clear of all Liens (other than Permitted Liens) and, to the Knowledge of the Company, none of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both) result in (A) the loss, forfeiture, termination, or impairment of, or give rise to the creation of any Lien on, or a right of any Person to limit, terminate, or consent to the continued use of, any rights of the Company or any of the Company Subsidiaries in any Intellectual Property or (B) trigger any requirement for the Company or any of the Company Subsidiaries to pay any additional consideration for the continued use by the Company or any Company Subsidiary of any Intellectual Property.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023 neither the Company nor any of the Company Subsidiaries has infringed, misappropriated, diluted or otherwise violated, and the conduct of the Company and the Company Subsidiaries as currently conducted is not infringing, misappropriating, diluting, or otherwise violating the Intellectual Property rights of any Person. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received any charge, complaint, claim, demand, or notice (including invitations to license, cease-and-desist or indemnity claims) since January 1, 2023 (or earlier, if presently not resolved) alleging that the Company or any Company Subsidiary has infringed, misappropriated, diluted or otherwise violated the Intellectual Property rights of any Person. To the Knowledge of the Company, no Person is infringing, misappropriating, diluting or otherwise violating any Company Owned Intellectual Property in any material respect. Neither the Company nor any of the Company Subsidiaries has made or asserted any charge, complaint, claim, demand or notice (including invitations to license, cease-and-desist or indemnity claims) since January 1, 2023 (or earlier, if presently not resolved) alleging any such infringement, misappropriation, dilution, or violation.
(d)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all trade secrets and confidential information owned or held by the Company or any of the Company Subsidiaries (including any confidential information owned by any Person to whom the Company or the Company Subsidiaries have a confidentiality obligation) have been maintained in confidence in accordance with commercially reasonable procedures customarily used in the industry to protect rights of like importance, (ii) the Company and the Company Subsidiaries have not disclosed any such trade secrets or confidential information to any Person other than Persons who are subject to contractual, legal, or legally enforceable ethical or professional obligations to maintain the confidentiality of such information and (iii) to the Knowledge of the Company, there has been no breach of any such confidentiality obligations.

(e)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the software, computer hardware, servers, workstations, routers, hubs, switches, circuits, and all other information technology assets and equipment owned, leased, or licensed by the Company or any of the Company Subsidiaries and used by them in the conduct of their businesses (“Company IT Assets”) are in good working condition and operate and perform as required by the Company and the Company Subsidiaries for the conduct of their businesses as currently conducted, and have not malfunctioned or failed since January 1, 2023. The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the security and integrity of the Company IT Assets and to protect the information and data (including Personal Information) contained or stored therein against unauthorized use, access, modification, corruption, encryption, deletion or loss. Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, the Company IT Assets are free of any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Company IT Assets or data or other software.
3.17    Data Privacy and Security.
(a)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company’s and each of the Company Subsidiaries’ Processing of Personal Information by or on behalf of the Company or the Company Subsidiaries complies with (i) their externally published policies relating to privacy, security or the Processing of Personal Information, (ii) their contractual commitments related to privacy, security or the Processing of Personal Information, and (iii) all Privacy and Security Laws (collectively, “Privacy Requirements”).
(b)    The Company and each of the Company Subsidiaries have implemented and maintained commercially reasonable measures designed to protect Personal Information against any Security Incident. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries have not experienced a Security Incident in the past three (3) years.
(c)    Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, in the past three (3) years, neither the Company nor any Company Subsidiary has, nor have they been legally required to, (i) notify any Person in connection with Security Incidents, or (ii) received any written notice, claim, or complaint from any Governmental Entity or Person alleging a violation of a Privacy Requirement.
3.18    Tax Matters.
(a)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)    all Tax Returns required to be filed by or with respect to the Company and the Company Subsidiaries have been timely filed (taking into account any extension of time within which to file) and all such Tax Returns are true, correct and complete in all respects;
(ii)    all Taxes payable by or with respect to the Company and the Company Subsidiaries (whether or not shown to be due and payable on any Tax Return) have been fully and timely paid to the appropriate Governmental Entity;
(iii)    all withholding Tax requirements imposed on or with respect to the Company and the Company Subsidiaries have been satisfied in full and the Company and Company Subsidiaries have complied with all reporting requirements (including maintenance of required records) with respect to such withholding Taxes;
(iv)    no agreements, consents, extensions or waivers of statutes of limitations (or extensions of time to file) have been entered into, given or requested with respect to any Taxes or Tax Returns of the Company or any Company Subsidiary (other than extension of time to file Tax Returns obtained in the ordinary course of business);
(v)    none of the Company or any Company Subsidiary has received any written notice of deficiency for any amount of Taxes from any Governmental Entity, except for deficiencies being contested in good faith in appropriate Proceedings for which adequate reserves have been established in accordance with GAAP on the financial statements of the Company and the Company Subsidiaries;
(vi)    there are no audits, examinations, investigations or other Proceedings in progress pending or, to the Knowledge of the Company, threatened by any Governmental Entity with respect to any Taxes of the Company or any Company Subsidiary;
(vii)    no Governmental Entity has made an assertion in writing to the Company or any of its Subsidiaries that it believes the Company and/or a Company Subsidiary was required to file a Tax Return that it had not filed, which assertion has not been fully resolved;
(viii)    neither the Company nor any Company Subsidiary (A) is a party to any Tax-allocation, Tax-sharing, Tax-indemnity or similar agreement (not including, for the avoidance of doubt (I) any agreement or arrangement solely between or among the Company and the Company Subsidiaries or (II) any customary commercial contract not primarily related to Taxes and entered into in the ordinary course of business) or (B) has requested or is subject to any IRS private letter ruling or closing agreement (within the meaning of Section 7121 of the Code) or any comparable ruling from or agreement with any other Governmental Entity;

(ix)    neither the Company nor any Company Subsidiary (A) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code (other than a group the common parent of which is or was the Company or any Company Subsidiary) or (B) has any liability for Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Tax Law), or as a transferee or successor;
(x)    except for Permitted Liens, there are no Liens for Taxes upon any property or assets of the Company or the Company Subsidiaries;
(xi)    neither the Company nor any Company Subsidiary has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or under a similar provision of state, local, or non-U.S. Tax Law);
(xii)    within the last three (3) years, neither the Company nor any Company Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non- U.S. Law);
(xiii)    each of the Company and the Company Subsidiaries has at all times been a resident for Tax purposes only in the jurisdiction of its organization and has never been treated as resident in any other jurisdiction for any Tax purpose (including any double taxation arrangement);
(xiv)    the Company and Company Subsidiaries are in compliance with all transfer pricing requirements in all jurisdictions in which they do business and all such transactions between the Company and the Company Subsidiaries have been effected on an arm’s length basis; and
(xv)    the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(b)    None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any of the Company’s affiliates has taken (or failed to take) or agreed to take (or agreed to refrain from taking) any action or is aware of any facts, agreements, plans or other circumstances that it would reasonably expect would prevent or impede the Merger from qualifying for the Intended Tax Treatment.

3.19    Real Property; Title to Assets.
(a)    Section 3.19(a) of the Company Disclosure Schedule sets forth a true and complete list of all material real property that is owned by the Company or any of the Company Subsidiaries (the “Company Owned Real Property”) and identifies a street address for each Company Owned Real Property. The Company or a Company Subsidiary, as applicable, has good, valid and marketable fee simple title (or, if outside the United States, the local equivalent) to each Company Owned Real Property, free and clear of all Liens (other than Permitted Liens), except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Company and the Company Subsidiaries, taken as a whole. Except for Permitted Liens, neither the Company nor any Company Subsidiary has leased, licensed or otherwise granted any Person the right to use or occupy such Company Owned Real Property. Neither the Company nor any Company Subsidiary has granted or assigned to any Person other than the Company or a Company Subsidiary any rights of first refusal, options to purchase, purchase agreements, contracts for deed or installment sale agreements in effect with respect to all or a portion of any Company Owned Real Property.
(b)    Section 3.19(b) of the Company Disclosure Schedule sets forth (i) a true and complete list of all real property leased, subleased or otherwise occupied by the Company or any of the Company Subsidiaries with annual lease payments (excluding common area maintenance charges) exceeding $1,000,000 annually (collectively, the “Company Leased Real Property” and, together with the Company Owned Real Property, the “Company Real Property”) and (ii) the address for such Company Leased Real Property. The Company has made available to Parent accurate and complete copies of all leases pertaining to any Company Leased Real Property, and any material amendments, modifications, or extensions thereof (the “Company Real Property Leases”). The Company or a Company Subsidiary holds, and is the sole holder of, good and valid interests in and to all of the Company Leased Real Property, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.
(c)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of the Company Subsidiaries has received written notice of any Proceedings in eminent domain, condemnation or other similar Proceedings that are pending, and to the Knowledge of the Company there are no such Proceedings threatened, affecting any portion of the Company Real Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no casualty event has occurred that has not been remedied (including as required, if applicable, pursuant to a Company Real Property Lease). The Company Real Property constitutes all the material real property used, held for use, or necessary to be used, in connection with the business of the Company and the Company Subsidiaries as presently conducted.

(d)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Company Subsidiary own, and have good and valid title to, or a valid and binding leasehold or other interest in, all tangible assets owned or purported to be owned by them free and clear of all Liens (except for Permitted Liens), including: (i) all assets reflected on the Company’s consolidated balance sheet as of December 31, 2025 (including the notes thereto) included in the Company SEC Documents (other than assets disposed of since such date in the ordinary course of business); and (ii) all other assets reflected in the books and records of the Company and the Company Subsidiaries as being owned by the Company or any Company Subsidiary (other than assets disposed of since such date in the ordinary course of business). Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all items of equipment and other tangible assets owned by or leased to the Company or any Company Subsidiary are adequate for the uses to which they are being put and are in good and safe condition and repair (ordinary wear and tear excepted). As of the date hereof, there are no planned or required capital expenditure in relation to any such material items of equipment or other tangible assets.
(e)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the buildings and improvements on the Company Real Property are in good operating condition and in a state of good and working maintenance and repair, ordinary wear and tear excepted, are in compliance with all applicable building codes and are adequate and suitable for their current uses and purposes; (ii) there are no physical conditions or defects on any part of the Company Real Property that would impair or would be reasonably expected to impair the continued operation of the business of the Company as presently conducted at each such Company Real Property; and (iii) there are no planned or required expenditure in relation to the Company Real Property.
(f)    Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each part of the Company Real Property has adequate rights of access to dedicated public ways and is served by water, electric, sewer, sanitary sewer and storm drain facilities, in each case to the extent reasonably necessary for the operation, use and occupancy of such Company Real Property as currently operated and used.

3.20    Anti-Corruption.
(a)    In the last eight (8) years, the Company and each Company Subsidiary, and each of their respective directors, officers, and employees (when acting within their duties to, or scope of employment with, the Company or a Company Subsidiary, in each case, on behalf of the Company or a Company Subsidiary) have not violated, conspired to violate, or aided and abetted the violation of any Anti-Corruption Laws. None of the Company or any Company Subsidiary or, in each case, any of its respective officers, managers, directors, employees, nor to the Knowledge of the Company, any of the Company’s or any Company Subsidiary’s agents, representatives, or other Persons that act for or on behalf of the Company or any Company Subsidiary has made any corrupt payment or corruptly given, offered, promised, or authorized or agreed to give, any money or thing of value, directly or indirectly, to any Government Official.
(b)    Since April 24, 2019, none of the Company or any Company Subsidiary has made any voluntary or involuntary disclosure to any Governmental Entity under the Anti-Corruption Laws, and there have been no actual or threatened written or, to the Knowledge of the Company, oral inquiries, investigations, or enforcement actions by any Governmental Entity regarding compliance by the Company or any Company Subsidiary with Anti-Corruption Laws, and no Governmental Entity has assessed any fine or penalty against the Company or any Company Subsidiary, or issued any warning letter to the Company or any Company Subsidiary, with regard to compliance with Anti-Corruption Laws.
(c)    The Company and the Company Subsidiaries have established and maintain policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws applicable to the Company and the Company Subsidiaries.
3.21    International Trade.
(a)    None of the Company or any Company Subsidiary or, in each case, any of its respective officers, managers, directors, employees, nor, to the Knowledge of the Company, any of the Company’s or any Company Subsidiary’s agents, representatives, or other Persons that act for or on behalf of the Company or any Company Subsidiary is currently, or since April 24, 2019, has been, (i) a Sanctioned Person; (ii) engaged in any dealings or transactions (directly or indirectly), or has otherwise had any other business operations, in, with, involving or for the benefit of any Sanctioned Person or Sanctioned Country; or (iii) otherwise in violation of applicable Sanctions.
(b)    The Company and the Company Subsidiaries, and its and their officers, managers, directors, employees, and, to the Knowledge of the Company, the Company’s and the Company Subsidiaries’ agents, representatives, and other Persons that act for or on behalf of the Company or the Company Subsidiaries is and, since April 24, 2019, has been in compliance with applicable Trade Compliance Laws in all material respects.

(c)    Since April 24, 2019, the Company and the Company Subsidiaries have not made any voluntary or involuntary disclosure to any Governmental Entity regarding actual or possible violations of Sanctions or Trade Compliance Laws, and there have been no actual or, to the Knowledge of the Company, threatened, inquiries, proceedings, allegations, investigations, or enforcement actions regarding compliance by the Company or any Company Subsidiary with Sanctions or Trade Compliance Laws, and no Governmental Entity has assessed any fine or penalty against, or issued any warning letter to, the Company or any Company Subsidiary with regard to compliance with Sanctions or Trade Compliance Laws.
(d)    The Company and the Company Subsidiaries have implemented and maintain policies and procedures reasonably designed to ensure compliance with Sanctions and Trade Compliance Laws.
(e)    None of the products or materials imported by, for or on behalf of the Company or the Company Subsidiaries, for which final liquidation has not yet occurred is subject to or otherwise covered by an antidumping duty order or countervailing duty order that remains in effect or is subject to or otherwise covered by any pending antidumping or countervailing duty investigation by any Governmental Entity.
(f)    The Company and the Company Subsidiaries are not importing and have not imported, products or materials mined, produced, or manufactured, wholly or in part, with the use of forced labor or mined, produced, or manufactured, wholly or in part, in the Xinjiang Uyghur Autonomous Region or by an entity on the Uyghur Forced Labor Prevention Act Entity List.
(g)    Since April 24, 2019, each of the Company and the Company Subsidiaries, or any of their representatives obtained, utilized, maintained or complied in all material respects with all permits, records, licenses, license exceptions, authorizations, approvals, clearances, and classifications required by applicable Sanctions and Trade Compliance Laws, including any permit required for the lawful importation, acquisition, or ownership of any products, including customs declarations, import permits or certificates of origin, as applicable.
3.22    Opinion of Financial Advisor. The Company Board has received the opinion (the “Company Fairness Opinion”) of J.P. Morgan Securities LLC (the “Company Financial Advisor”), to the effect that, as of the date of the Company Fairness Opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by the Company Financial Advisor in preparing the Company Fairness Opinion, the Merger Consideration is fair from a financial point of view to the holders of Company Common Stock.

3.23    Information Supplied. The information supplied or to be supplied by the Company in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is filed with the SEC, is amended or supplemented or is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein. The information supplied or to be supplied by the Company in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date the Proxy Statement/Prospectus or any amendment or supplement thereto, as applicable, is first filed with the SEC and at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by the Parent Parties or any of their respective Parent Representatives for inclusion therein. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder.
3.24    State Takeover Statutes. Assuming the representations and warranties of Parent contained in Section 4.11 are true and correct, no “fair price”, “moratorium”, “business combination”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to the Merger or the other transactions contemplated by this Agreement. There is no shareholder rights plan, “poison pill” or similar agreement or arrangement adopted by the Company designed to have the effect of delaying, deferring or discouraging any Person from acquiring control of the Company.
3.25    Related Party Transactions. Since January 1, 2023, there have been no transactions or contracts between the Company or any Company Subsidiaries, on the one hand, and any affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that have not been so reported (each a “Company Related Party”).

3.26    Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies and material self-insurance programs maintained by the Company or any Company Subsidiary, are in full force and effect and provide insurance in such amounts and against such risks as the management of such party reasonably has determined to be prudent in accordance with industry practices or as is required by Law, and all premiums due and payable thereon have been paid; and (b) neither the Company nor any Company Subsidiary is in breach or default of any of the insurance policies, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or material modification of any of the insurance policies. Neither the Company nor any Company Subsidiary has received any written notice of termination or cancellation or denial of coverage with respect to any material insurance policy.
3.27    Brokers. Except for the Company’s obligations to the Company Financial Advisor, no broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee or commission in connection with the transactions contemplated by this Agreement, including the Merger. The Company has made available to Parent a true and complete copy of such agreement with the Company Financial Advisor.
3.28    Joint Ventures. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is currently no violation of, default or breach under any Company Joint Venture’s organizational documents and the execution and delivery of, compliance with, performance under or consummation of this Agreement shall not result in any such violation, default or breach, (ii) each Company Joint Venture’s outstanding shares of capital stock or other equity interests (if any) is duly authorized, validly issued, fully paid and non-assessable, (iii) there are no remaining capital contributions or other payments due to any Company Joint Venture from the Company or any Company Subsidiary, and (iv) there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, stock-based units (performance based or otherwise), redemption rights, repurchase rights, agreements, arrangements, calls, rights of first refusal or first offer, profits interests, commitments or rights of any kind that obligate any Company Joint Venture to issue or sell, or which relate to, any shares of capital stock or other equity interests of such Company Joint Venture or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any shares of capital stock or other equity interests of such Company Joint Venture, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

3.29    No Other Representations or Warranties.
(a)    Except for the representations and warranties expressly set forth in this Article 3, none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance Parent Parties or any of their respective affiliates or Parent Representatives on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent Parties or their respective Parent Representatives or affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person shall have or be subject to any liability or other obligation to the Parent Parties or their respective Parent Representatives or affiliates or any other Person resulting from the Parent Parties’ or the Parent Representatives’ or affiliates’ use of any information, documents, projections, estimates, forecasts or other material made available to the Parent Parties or their respective Parent Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Parent Parties or their respective Parent Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 3.

(b)    The Company has conducted its own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Company has received access to such books and records, facilities, equipment, contracts and other assets of Parent and its Subsidiaries that the Company and the Company Representatives have requested to review, and that it and the Company Representatives have had the opportunity to meet with the management of Parent and to discuss the business and assets of Parent and its Subsidiaries. The Company acknowledges that neither Parent Parties nor any Person on behalf of the Parent Parties makes, and none of the Company has relied upon, any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or with respect to any other information provided to the Company in connection with the transactions contemplated hereby including the accuracy or completeness thereof other than the representations and warranties contained in Article 4. The Company acknowledges and agrees that, to the fullest extent permitted by applicable Law, Parent, Merger Sub and the Subsidiaries of Parent, and their respective affiliates, shareholders, controlling persons or Parent Representatives shall not have any liability or responsibility whatsoever to the Company, or its affiliates, stockholders, controlling persons or Company Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to the Company, or any of its affiliates, stockholders, controlling persons or Company Representatives, except as and only to the extent expressly set forth in Article 4. Notwithstanding anything to the contrary contained in this Section 3.29 or elsewhere in this Agreement, nothing in this Section 3.29 shall limit any right or remedy of the Company in the event of Fraud by Parent or Merger Sub (regardless of whether or not such Fraud relates to an express representation or warranty set forth in Article 4 or in any certificate delivered by Parent or Merger Sub to the Company in accordance with the terms hereof).

Article 4
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as set forth in the disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) concurrent with the execution of this Agreement (with specific reference to the representations and warranties in this Article 4 to which the information in such schedule relate; provided, that, disclosure in the Parent Disclosure Schedule as to a specific representation or warranty shall qualify one or more other sections of this Agreement to the extent (notwithstanding the absence of a specific cross reference) it is reasonably apparent on its face that such disclosure relates to such other sections); provided, further, that nothing in the Parent Disclosure Schedule is intended to broaden the scope of any representation, warranty, covenant or agreement of the Parent Parties made herein and no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall be construed as an admission or indication that (i) such item or other matter is material, (ii) such item or other matter is required to be referred to in the Parent Disclosure Schedule, (iii) any breach or violation of applicable Laws or any contract, agreement, arrangement or understanding to which a Parent Party is a party exists or has actually occurred, or (iv) such item or other matter constitutes an admission to any third party, and no reference to or disclosure of any item or other matter in the Parent Disclosure Schedule shall give rise to any claim or benefit to any Person who is not a party to this Agreement, and (b) as otherwise disclosed or identified in the Parent SEC Documents filed, furnished, amended or supplemented at least two (2) Business Days prior to the date hereof (other than forward-looking disclosures contained in the “Forward Looking Statements” and “Risk Factors” sections of the Parent SEC Documents and any other disclosures included in the Parent SEC Documents to the extent they are primarily predictive, cautionary or forward-looking in nature, but including any historical or factual matters disclosed in such sections), each Parent Party each hereby jointly and severally represent and warrant to the Company as follows:
4.1    Organization and Qualification; Subsidiaries.
(a)    Each Parent Party is a corporation or other legal entity duly organized, validly existing and in good standing (with respect to jurisdictions which recognize such concept) under the Laws of its jurisdiction of incorporation or organization. Parent has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted in all material respects.
(b)    Each Parent Party is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties, rights and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)    Parent has made available or caused to be made available to the Company true and complete copies of (i) any amendment to the Amended and Restated Certificate of Incorporation of Parent (as amended, the “Parent Charter”) not filed prior to the date hereof with the SEC, (ii) any amendments to the Bylaws of Parent (as amended, the “Parent Bylaws”) not filed prior to the date hereof with the SEC, (iii) the articles of incorporation and bylaws of Merger Sub and any amendments to such documents. All such organizational documents, including the Parent Bylaws and the Parent Charter, are in full force and effect and neither Parent nor Merger Sub is in violation of any of the provisions of their organizational documents in any material respect.
(d)    Parent owns, beneficially and of record, directly or indirectly, all Equity Interests of Merger Sub free and clear of any Liens other than Permitted Liens. Merger Sub is a direct, wholly owned Subsidiary of Parent, has been newly formed solely for the purpose of engaging in the Merger and has not engaged in any activity other than in connection with the Merger and the transactions contemplated hereby.
4.2    Capitalization.
(a)    The authorized capital stock of Parent consists of (i) 500,000,000 shares of Parent Common Stock, par value $0.01 per share, of which, as of the close of business on April 9, 2026 (the “Parent Capitalization Date”), there were 210,340,624 shares of Parent Common Stock issued and outstanding and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share, of the Parent (“Parent Preferred Stock” and together with the Parent Common Stock, the “Parent Stock”). As of the Parent Capitalization Date no shares of Parent Preferred Stock are issued and outstanding. No Parent Subsidiary owns any shares of Parent Stock or has any option or warrant to purchase shares of any Parent Stock or any other Equity Interest in Parent. All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, non-assessable and free of preemptive rights and have been issued in compliance with all applicable securities Laws.
(b)    As of the close of business on the Parent Capitalization Date, Parent has no shares of Parent Stock subject to or reserved for issuance, except for Parent Common Stock reserved for issuance pursuant to Parent Equity Awards.
(c)    As of the Parent Capitalization Date, there were (i) 2,930,904 shares of Parent Common Stock underlying outstanding Parent Options, (ii) 1,157,394 shares of Parent Common Stock underlying outstanding Parent RSU Awards, (iii) 732,939 shares of Parent Common Stock underlying outstanding Parent PSU Awards, assuming target achievement level of all outstanding performance-based restricted stock unit awards, and (iv) 6,201,237 shares of Parent Common Stock reserved for issuance under the Parent Equity Plan.
(d)    All shares of Parent Common Stock subject to issuance under the Parent Equity Plan upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(e)    Except as set forth in Section 4.2(c), there are no outstanding Equity Interests or other options, phantom equity, warrants or other rights, relating to or based on the value of any Equity Interests of Parent or any Parent Subsidiary or obligating Parent or any Parent Subsidiary to issue, acquire or sell any Equity Interests of Parent or any Parent Subsidiary. From the close of business on the Parent Capitalization Date until the date hereof, Parent has not issued any Parent Common Stock or other Equity Interests other than Parent Common Stock issued upon the exercise or settlement of Parent Equity Awards outstanding as of the close of business on the Parent Capitalization Date in accordance with their terms.
(f)    Except with respect to the Parent Equity Awards, there are no outstanding obligations of Parent or any Parent Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of or (v) granting any preemptive or anti-dilutive rights with respect to, any Parent Common Stock or other Equity Interests of Parent or any Parent Subsidiary.
4.3    Authority. Each Parent Party has all necessary power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent Parties and the consummation by the Parent Parties of the transactions contemplated hereby (subject to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub) have been duly and validly authorized by all necessary corporate action. Each Parent Party has duly and validly executed and delivered this Agreement and, assuming due and valid authorization, execution and delivery by the other Parent Party and the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as limited by Enforceability Limitations.

4.4    No Conflict. Subject to receipt of the Required Company Vote and the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, none of the execution, delivery or performance of this Agreement by each Parent Party, including, the Merger or any other transaction contemplated by this Agreement will (with or without notice or lapse of time, or both): (a) conflict with, breach or violate any provision of the Parent Charter or the Parent Bylaws or the organizational or governing documents of Merger Sub; (b) assuming that all consents, approvals, authorizations and permits described in Section 4.5 have been obtained and all filings and notifications described in Section 4.5 have been made and any waiting periods thereunder have terminated or expired, conflict with or violate, or give any Person the right to challenge the Merger or any of the other transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under any Law applicable to any Parent Party or any of their respective properties, rights or assets; or (c) require any consent or approval under, violate, conflict with, result in any breach of (with or without the lapse of time, the giving of notice or both) or any loss of any benefit under, or constitute a change of control or default under, or result in termination or give to others any right of termination, vesting, amendment, modification, acceleration or cancellation of, or result in the creation of a Lien (other than Permitted Liens) upon any of the respective properties, rights or assets of any Parent Party pursuant to any Contract or permit to which any Parent Party is a party, except, with respect to clauses (b) and (c), for any such conflicts, violations, consents, breaches, losses, changes of control, defaults, rights, other occurrences or Liens which would not, individually or in the aggregate, reasonably be expected to (i) have a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.
4.5    Required Filings and Consents. Assuming the accuracy of the representations and warranties of the Company in Section 3.4, none of the execution, delivery or performance of this Agreement by the Parent Parties, including the consummation by the Parent Parties of the Merger, or any other transaction contemplated by this Agreement will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity, other than (a) the filing of the Articles of Merger as required by the GBCLM, (b) compliance with any applicable requirements of any Competition Laws, (c) compliance with the applicable requirements of the Exchange Act, Securities Act and any other applicable U.S. state or federal securities Laws, (d) filings with the SEC as may be required by Parent in connection with this Agreement and the transactions contemplated hereby, and (e) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to any Governmental Entity would not reasonably be expected to (i) have a Parent Material Adverse Effect or (ii) prevent, materially delay or materially impair the ability of Parent to perform its obligations under this Agreement or to consummate the Merger.

4.6    Compliance With Law. Neither Parent nor any Parent Subsidiary is, or since January 1, 2023, has been in conflict with, default under or violation of any Law applicable to Parent or any Parent Subsidiary or by which any property, rights or asset of Parent or any Parent Subsidiary is bound or affected, except for any conflicts, defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received since January 1, 2023 any written notice or, to the Knowledge of Parent, other communication from any Governmental Entity regarding any actual, alleged, potential or possible violation of, or failure to comply with any Law, except for any violations or failures to comply that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No investigation by any Governmental Entity with respect to Parent or any Parent Subsidiary is pending, nor has any Governmental Entity indicated to Parent an intention to conduct any such investigation, except for such investigations, the outcomes of which if determined adversely to Parent or any Parent Subsidiary have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.7    SEC Filings; Financial Statements.
(a)    Parent has filed or furnished all reports, schedules, forms, statements, registration statements, prospectuses and other documents required to be filed or furnished by Parent with the SEC under the Securities Act or the Exchange Act since January 1, 2024 (the “Parent SEC Documents”). No Parent Subsidiary is required to make any filings with the SEC.
(b)    As of its respective filing date, and, if amended, as of the date of the last amendment prior to the date hereof, each Parent SEC Document complied in all material respects with the requirements of the Exchange Act, the Securities Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date. As of the date of this Agreement, there are no unresolved comments issued by the staff of the SEC with respect to any of the Parent SEC Documents. As of the date of this Agreement, to the Knowledge of Parent, none of the Parent SEC Documents is the subject of any ongoing review by the SEC.

(c)    The consolidated financial statements of Parent included in the Parent SEC Documents (including, in each case, any notes or schedules thereto) (the “Parent Financial Statements”) fairly present, in all material respects, the consolidated financial condition and the consolidated results of operations, cash flows and changes in stockholders’ equity of Parent and its Subsidiaries (on a consolidated basis) as of the respective dates of and for the periods referred to in the Parent Financial Statements, and were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto), subject, in the case of any interim unaudited Parent Financial Statements, to normal year-end adjustments and the absence of notes and other presentation items. No financial statements of any Person other than Parent and the Parent Subsidiaries are required by GAAP to be included in the consolidated financial statements of Parent.
(d)    Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 and paragraph (e) of Rule 15d-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 under the Exchange Act. Parent’s disclosure controls and procedures are designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s disclosure controls and procedures and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Since January 1, 2024, to the Knowledge of Parent, Parent has not had: (i) any significant deficiency or material weakness in the design or operation of its internal control over financial reporting that is reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or any other employee (or former employee) who has (or has had) a significant role in Parent’s internal control over financial reporting.
4.8    Absence of Certain Changes or Events. Since January 1, 2026 through the date hereof:
(a)    Except for the discussion and negotiation of this Agreement, Parent and the Parent Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice.
(b)    None of the Parent Parties have taken any action, or authorized, approved, committed, agreed or offered to take any action, that if taken after the date hereof and prior to the Closing would have required the Company’s consent under Sections 5.2(b)(i), 5.2(b)(iii) and 5.2(b)(iv).

(c)    There has not been any Parent Material Adverse Effect or any Effect, that had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
4.9    Litigation. As of the date hereof, there are no Proceedings pending, or to the Knowledge of Parent, threatened (a) against Parent or any Parent Subsidiary or any of their respective assets or properties or any of the officers or directors of Parent, except, in each case, for those that are not and would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole, or (b) that challenges the validity or propriety of, or that is intended to have the effect of preventing, hindering, modifying, challenging or delaying the Merger or the other transactions contemplated hereby. Neither Parent nor any Parent Subsidiary, nor any of the assets owned or used by any of Parent or its Subsidiaries is subject to any Order or, to the Knowledge of Parent, investigation, pending or threatened, that is or would not reasonably be expected to be, individually or in the aggregate, material to Parent and the Parent Subsidiaries, taken as a whole.
4.10    Information Supplied. The information supplied or to be supplied by Parent in writing expressly for inclusion or incorporation in the Registration Statement shall not at the time the Registration Statement is filed with the SEC, is amended or supplemented or is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Company Representatives for inclusion therein. The information supplied or to be supplied by Parent in writing expressly for inclusion in the Proxy Statement/Prospectus, which shall be included in the Registration Statement, shall not, on the date the Proxy Statement/Prospectus or any amendment or supplement thereto, as applicable, is first filed with the SEC and at the time it is first mailed to the shareholders of the Company or at the time of the Company Shareholders Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Company Representatives for inclusion therein. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder.
4.11    State Takeover Statutes. Neither Parent, any Parent Subsidiary nor any of their respective affiliates (as such term is defined in Section 351.459 of the GBCLM) is, or has within the last five (5) years been deemed to be, (a) an “interested shareholder” of the Company for purposes of Section 351.459 of the GBCLM or (b) an “Interested Shareholder” of the Company for purposes of the Company Charter or Company Bylaws. As of the date of this Agreement, none of Parent or any Parent Subsidiary owns any shares of capital stock of the Company or has any rights to acquire any shares of capital stock of the Company (except pursuant to this Agreement).

4.12    Adequacy of Funds. Parent has, as of the date hereof, and Parent will have, as of the Closing, (a) sufficient Parent Common Stock authorized to issue the aggregate Merger Consideration and (b) sufficient financial resources to pay all amounts required to consummate and perform its obligations with respect to the Merger and the other transactions contemplated hereby on the terms and subject to the conditions contemplated hereby.
4.13    Intended Tax Treatment. None of the Parent Parties or, to the Knowledge of Parent, any of Parent’s affiliates has taken (or failed to take) or agreed to take (or agreed to refrain from taking) any action or is aware of any facts, agreements, plans or other circumstances that it would reasonably expect would prevent or impede the Merger from qualifying for the Intended Tax Treatment.
4.14    Brokers. No broker, investment banker, financial advisor or other Person is entitled to any brokerage, finders’, advisory or similar fee in connection with the transactions contemplated by this Agreement, including the Merger, for which the Company or any Company Subsidiary would be liable.
4.15    No Other Representations or Warranties.
(a)    Except for the representations and warranties expressly set forth in this Article 4, none of the Parent Parties, any of their respective affiliates or any other Person on behalf of Parent makes any express or implied representation or warranty with respect to Parent, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or the Company Representatives or the Company’s affiliates in connection with the transactions contemplated hereby, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent, Merger Sub nor any other Person shall have or be subject to any liability or other obligation to the Company or the Company Representatives or the Company’s affiliates or any other Person resulting from the Company’s or the Company’s Representatives’ or the Company’s affiliates’ use of any information, documents, projections, estimates, forecasts or other material made available to the Company or the Company’s Representatives or the Company’s affiliates, including any information made available in the electronic data room maintained by Parent for purposes of the transactions contemplated by this Agreement, teaser, marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or the Company Representatives or in any other form in connection with the transactions contemplated by this Agreement, in each case, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article 4.

(b)    The Parent Parties have conducted their own independent review and analysis of the business, operations, assets, intellectual property, technology, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries and each of them acknowledges that such Parent Party and Parent Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that such Parent Party and the Parent Representatives have requested to review, and that it and the Parent Representatives have had the opportunity to meet with the management of the Company and to discuss the business and assets of the Company and its Subsidiaries. Each Parent Party acknowledges that neither the Company nor any Person on behalf of the Company makes, and none of the Parent Parties has relied upon, any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to the Parent Parties in connection with the transactions contemplated hereby including the accuracy or completeness thereof other than the representations and warranties contained in Article 3. The Parent Parties acknowledge and agree that, to the fullest extent permitted by applicable Law, the Company and its Subsidiaries, and their respective affiliates, shareholders, controlling persons or Company Representatives shall not have any liability or responsibility whatsoever to the Parent Parties or their respective affiliates, stockholders, controlling persons or Parent Representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information (including any statement, document or agreement delivered pursuant to this Agreement and any financial statements and any projections, estimates or other forward-looking information) provided or made available (including in any data rooms, management presentations, information or descriptive memorandum or supplemental information), or statements made (or any omissions therefrom), to the Parent Parties or any of their respective affiliates, stockholders, controlling persons or Parent Representatives, except as and only to the extent expressly set forth in Article 3. Notwithstanding anything to the contrary contained in this Section 4.15 or elsewhere in this Agreement, nothing in this Section 4.15 shall limit any right or remedy of the Parent Parties in the event of Fraud by the Company (regardless of whether or not such Fraud relates to an express representation or warranty set forth in Article 3 or in any certificate delivered by the Company to Parent or Merger Sub in accordance with the terms hereof).
Article 5
CONDUCT OF THE PARTIES
5.1    Conduct of Business by the Company Pending the Closing.

(a)    The Company agrees that, between the date hereof and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, except (w) as set forth in Section 5.1(a) of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement (including declaring and paying the Special Dividend) or (z) otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each Company Subsidiary to, use commercially reasonable efforts to (I) conduct its operations only in the ordinary course of business consistent with past practice and (II) maintain and preserve its business and material assets and current organization and to preserve the rights, ranchises, goodwill and relationships with clients, customers, suppliers, distributors, landlords, creditors, lenders, licensors, licensees, employees, regulators and other Persons having significant business relations with the Company or its Subsidiaries, and comply with all applicable Laws in all material respects.
(b)    Except (w) as set forth in Section 5.1(b) of the Company Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement (including declaring and paying the Special Dividend), or (z) otherwise with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), the Company shall not, and shall not permit any Company Subsidiary to, between the date hereof and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, directly or indirectly, take any of the following actions:
(i)    amend, adopt, modify, waive, rescind or otherwise change (whether by merger, consolidation or otherwise) its articles of incorporation or bylaws or equivalent organizational documents, in any manner, except for immaterial or ministerial amendments or amendments required by changes in Law;
(ii)    issue, sell, pledge, dispose of, grant, transfer or encumber any shares of capital stock of, or other Equity Interests in, the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), other than transactions between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries or the issuance of Company Common Stock upon the exercise, vesting or settlement, as applicable, of Company Equity Awards outstanding as of the date hereof, or otherwise permitted to be granted hereunder in accordance with their terms and pledges of capital stock of any Company Subsidiaries in connection with the incurrence or refinancing of indebtedness permitted under Section 5.1(b)(viii);

(iii)    sell, pledge, dispose of (whether by merger, consolidation, disposition of stock or assets or otherwise), transfer, lease, license, abandon, allow to lapse, guarantee, grant a franchise to, grant a Lien over, or encumber or otherwise transfer any line of business or any material property or assets (not including Intellectual Property) (other than transactions between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries), except (a) pursuant to the Contracts in effect prior to the date hereof (as set forth in Section 5.1(b)(iii) of the Company Disclosure Schedule), (b) non-exclusive, revocable licenses, (c) Permitted Liens or (d) any such actions with respect to inventory, raw materials, equipment, supplies and surplus, unused or obsolete assets in the ordinary course of business consistent with past practice;
(iv)    declare, set aside, authorize, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than Permitted Company Dividends, the Special Dividend and dividends paid by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary) or enter into any agreement or Contract with respect to the voting or registration of its capital stock or other Equity Interests;
(v)    reclassify, combine, split, reverse split, subdivide or amend the terms of, or redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock, or other Equity Interests, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Equity Interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Equity Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), except (a) the satisfaction of exercise price and/or Tax withholding obligations in connection with the vesting, exercise and/or settlement of Company Equity Awards in accordance with the terms of such awards as in effect on the date hereof or (b) upon the forfeiture of outstanding Company Equity Awards pursuant to their terms upon the termination of the employment of the holder thereof or otherwise;
(vi)    merge or consolidate the Company or any Company Subsidiary with any Person or engage in, authorize, enter into or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary or the filing of a petition in bankruptcy or consent to the filing of any bankruptcy petition against it, other than a merger with and into another wholly owned Company Subsidiary;

(vii)    purchase or acquire, directly or indirectly (including by merger, consolidation, or acquisition of stock or assets) whether in a single transaction or a series of transactions, any corporation, partnership, limited liability company, joint venture, other business organization or division thereof, or any other business or any Equity Interest in any Person, or any assets of any Person, other than (a) any acquisitions with consideration of less than $10,000,000 individually or with aggregate consideration of less than $25,000,000 (across all such acquisitions), or (b) the purchase of goods, equipment and other operating assets in the ordinary course of business consistent with past practice;
(viii)    (a) incur any indebtedness for borrowed money (including any borrowings under any revolving credit facility, commercial paper facility or other similar working capital or other facility), in excess of $25,000,000 in the aggregate, or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any Person for borrowed money, except, in each case, for (i) corporate guarantees issued in the ordinary course of business consistent with past practice, (ii) any refinancing of the Company’s existing indebtedness for borrowed money that is not prohibited by clause 5.1(b)(viii)(b) hereof, (iii) intercompany borrowings between the Company and any wholly owned Company Subsidiary or among wholly owned Company Subsidiaries, (iv) borrowings under the Company’s existing credit facilities, in an aggregate amount (when combined with the amount of commercial paper issued pursuant to clause (v)) not to exceed, $150,000,000, (v) issuances of commercial paper for working capital or general corporate purposes in the ordinary course of business in an aggregate amount (when combined with the amount of borrowings pursuant to clause (iv)) not to exceed, $150,000,000, or (vi) the entry into capital leases in the ordinary course of business; and (b) repay or refinance material Company indebtedness (including the Company Notes and the Company Credit Facilities), unless (i) such refinancing is conducted in the three (3) months prior to the maturity date of the indebtedness being refinanced, (ii) the agreements governing such refinancing indebtedness (A) explicitly provide that such refinancing indebtedness would be permitted to remain outstanding following the Closing, (B) permit the borrower or issuer of such refinancing indebtedness to be replaced by the Parent or, at Parent’s option, one of its domestic subsidiaries after the Closing Date without any requirement for consent from the lenders, agents, trustees or holders of such refinancing indebtedness (other than the satisfaction of reasonable and customary “know your customer” requirements, if any), and (C) permit such refinancing indebtedness to be repaid without any premium or penalty in connection with the Closing and (iii) the Company has consulted with the Parent prior to conducting such refinancing; provided that the restrictions in this clause (b) shall not apply to any transaction with respect to the Company’s commercial paper issued under the Company’s commercial paper program repaid or refinanced with new commercial paper issued under the Company’s commercial paper program or by using existing credit facilities, in each case, in the ordinary course of business;
(ix)    make any loans, advances or capital contributions to, or investments in, any other Person (other than contributions to or investments in any wholly owned Company Subsidiary) or in the case of loans or advances to any directors, officers, employees or other individual service providers (other than loans or advances for travel or reasonable business expenses) in excess of $100,000 in the aggregate;

(x)    except as otherwise required by applicable Law, the terms of this Agreement or a Company Benefit Plan in existence as of the date of this Agreement, (a) grant any severance or termination pay, (b) increase the annual base salary or target incentive compensation opportunity of any employee of the Company, other than in the ordinary course of business consistent with past practice; provided, however, that the annual base salary for any Key Employee for any calendar year shall not be increased by a percentage greater than four and one-tenth percent (4.1%) of such Key Employee’s annual base salary for the prior year (with each Key Employee’s target incentive compensation opportunity adjusted proportionally to reflect such increase but not otherwise permitted to be increased), (c) establish, modify, enter into, recognize, certify or amend any Collective Bargaining Agreement, (d) terminate the employment or service relationship of any Key Employee (other than for cause, as determined by the Company acting in good faith) or promote or hire any new Key Employee (other than to replace a former Key Employee who died, resigned, or was demoted or fired for cause), (e) adopt, enter into, terminate or materially amend any Company Benefit Plan or amend any other benefit or compensation plan, policy, program, agreement or arrangement that would be a Company Benefit Plan if such amendment were in effect on the date hereof (other than changes to any Company Benefit Plan that is a group health or welfare plan during the plan’s annual renewal or open enrollment process in the ordinary course of business consistent with past practice and to the extent that such changes do not materially increase the cost of benefits under the applicable Company Benefit Plan), (f) take any action to amend or waive any performance or vesting criteria or accelerate the vesting, funding or time of payment of any compensation or other benefit (including a Company Equity Award) with respect to any current or former individual service provider or otherwise modify any of the terms of any outstanding Company Equity Award, or (g) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, the manner in which contributions to such plans are made or the basis on which such contributions are determined (other than changes as required by GAAP or that do not materially increase the cost of benefits under the applicable Company Benefit Plan);
(xi)    implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions, to the extent that any of the forgoing actions would reasonably be expected to trigger the notice requirements of the WARN Act;
(xii)    agree to waive or release any material noncompetition, nonsolicitation, nondisclosure or other restrictive covenant obligation of any Key Employee;
(xiii)    except as required by a change in GAAP or by a Governmental Entity, make any material change to accounting policies, practices, principles, methods or procedures (including with respect to reserves for excess or obsolete inventory, doubtful accounts or other reserves, depreciation or amortization policies or rates, revenue recognition policies and billing and invoicing policies) or cash management or working capital management procedures (except for changes in cash management or working capital that are otherwise expressly permitted under Section 5.1(b)(viii));

(xiv)    (A) waive, release, assign, compromise, settle, pay or agree to settle or pay any material Proceeding (which shall include any Proceeding against any Significant Customer or Significant Supplier) other than in the ordinary course of business consistent with past practice or compromises, settlements or agreements that involve only the payment of monetary damages by the Company or any Company Subsidiary in amount that is less than $5,000,000 in the aggregate or (B) initiate or commence any material Proceeding against any Significant Customer (other than Parent or its affiliates) or Significant Supplier;
(xv)    make, change or revoke any material Tax election (other than elections consistent with past practice), change any annual Tax accounting period for purposes of a material Tax, adopt (other than in the ordinary course of business) or change any material method of Tax accounting, file any amended material Tax Return, settle or compromise any audit or other proceeding relating to a material amount of Taxes, intentionally surrender any right to claim a material refund of Taxes, or enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) with respect to material Taxes;
(xvi)    sell, assign, pledge or otherwise encumber, transfer, license, abandon, permit to lapse or otherwise dispose of any material Company Owned Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business;
(xvii)    make any capital expenditure or expenditures, or enter into any agreement arrangement providing for, or otherwise commit to providing, any capital expenditure or expenditures that exceed $150,000,000 in the aggregate per calendar year;
(xviii)    enter into any “off-balance-sheet-arrangement” within the meaning of Item 303 of Regulation S-K of the SEC;
(xix)    enter into any Contract with any Company Related Party, except as otherwise permitted pursuant to Section 5.1(b)(x);
(xx)    enter into or amend or modify in any material respects, waive or assign any material rights under, or consent to the termination of, any Company Material Contract or any other Contract or lease that, if in effect as of the date hereof, would constitute a Company Material Contract; except, in each case, (A) with respect to any extensions of the term of any Company Real Property Leases; provided, that any such extension is on terms no less favorable than market terms in the aggregate and for no more than a five (5) year term, (B) with respect to any letters of credit issued under any revolving credit facility entered into in the ordinary course of business or (C) in the ordinary course of business consistent with past practice or otherwise with respect to a Contract to which Parent or a Parent Subsidiary is a party;
(xxi)    become a party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

(xxii)    enter into a new line of business that are expected to generate at least $15,000,000 of revenue in any twelve (12) month period or abandon or discontinue any such existing line of business; or
(xxiii)    agree, authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.
Notwithstanding the foregoing, nothing contained in this Agreement shall give the Parent Parties, directly or indirectly, the right to control or direct any of the Company’s or the Company Subsidiaries’ operations prior to the Effective Time.
5.2    Conduct of Business by Parent Pending the Closing.

(a)    Parent agrees that, between the date hereof and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, except (w) as set forth in Section 5.2 of the Parent Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement, or (z) otherwise with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each Parent Subsidiary to use commercially reasonable efforts to (I) conduct its operations only in the ordinary course of business consistent with past practice and (II) maintain and preserve its business and material assets and current organization and to preserve the rights, franchises, goodwill and relationships with clients, customers, suppliers, distributors, landlords, creditors, lenders, licensors, licensees, employees, regulators and other Persons having significant business relations with Parent or its Subsidiaries, and comply with all applicable Laws in all material respects.
(b)    Except (w) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, (x) as required by applicable Law, (y) as expressly required or contemplated by this Agreement, or (z) otherwise with the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall not permit any Parent Subsidiary to, between the date hereof and the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article 8, directly or indirectly, take any of the following actions:
(i)    amend, modify, waive, rescind or otherwise change Parent’s certificate of incorporation or bylaws in any way that would be materially adverse to the holders of Company Common Stock or adversely affect the holders of Company Common Stock relative to the other holders of Parent Common Stock;
(ii)    declare, set aside, authorize, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or other Equity Interests (other than Permitted Parent Dividends and dividends paid by a wholly owned Parent Subsidiary to Parent or another Parent Subsidiary);

(iii)    unless any such action results in a modification of the Exchange Ratio in accordance with Section 2.1(b), (A) reclassify, combine, split, reverse split, consolidate, subdivide or otherwise combine the Parent Common Stock, (B) pay a stock dividend or other stock distribution (with a record date during such period) in the Parent Common Stock, (C) otherwise change the Parent Common Stock into any other securities, or (D) make any other such stock dividend or stock distribution (with a record date during such period) in capital stock of Parent in respect of the Parent Common Stock;
(iv)    adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Parent; or
(v)    agree, authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing.
Notwithstanding the foregoing, nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct any of Parent’s or the Parent Subsidiaries’ operations prior to the Effective Time.
Article 6
ADDITIONAL COVENANTS OF THE PARTIES
6.1    Proxy Statement/Prospectus and Registration Statement; Company Shareholders Meeting.
(a)    Each of the parties shall cooperate in preparing and shall cause to be filed with the SEC as promptly as reasonably practicable after the date hereof and in any event within seventy-five (75) days, mutually acceptable proxy materials which shall constitute the proxy statement/prospectus relating to the matters to be submitted to the holders of Company Common Stock at the Company Shareholders Meeting to adopt this Agreement (the “Company Shareholders Meeting”) (such proxy statement/prospectus, and any amendments or supplements thereto, the “Proxy Statement/Prospectus”), and Parent shall prepare and file with the SEC a registration statement on Form S-4 (of which the Proxy Statement/Prospectus shall be a part) pursuant to which shares of Parent Common Stock issuable in the Merger shall be registered with the SEC (such registration statement, and any amendments or supplements thereto, the “Registration Statement”). Each party shall promptly furnish to the other parties all information required or reasonably requested by the other parties in connection with any such action and the preparation, filing and distribution of the Registration Statement and the Proxy Statement/Prospectus. In addition, the Company shall use its reasonable best efforts to (i) provide interim financial statements of the Company and its Subsidiaries (including footnotes) that are required by the Securities Act to be included in the Registration Statement that have been reviewed by the Company’s independent registered public accounting firm, (ii) provide management’s discussion and analysis of interim and annual consolidated financial statements, (iii) instruct the Company’s independent registered public accounting firm to consent to the inclusion or incorporation by reference of the audit reports on the annual audited consolidated financial statements of the Company included in the Registration Statement, (iv) provide information necessary to prepare selected financial data with respect to the Company as required by the Securities Act, and (v)

provide information concerning the Company necessary to enable Parent and the Company to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit Parent to prepare the Registration Statement. Parent shall be responsible for all of the fees and expenses incurred in connection with the filing, printing and mailing of the Proxy Statement/Prospectus and Registration Statement (including applicable SEC filing fees but excluding each party’s legal fees in connection therewith). Each of the parties shall use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable, to ensure that the Registration Statement complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. The Proxy Statement/Prospectus shall include the Company Board Recommendation, including to the holders of Company Common Stock to adopt this Agreement, except to the extent there has been a Change of Board Recommendation permitted by Section 6.3 (in the case of the Company Board Recommendation). The Company shall use its reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to its shareholders as promptly as practicable after the Registration Statement becomes effective and to ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Each party shall promptly provide the other parties with copies of any written comments received from the SEC with respect to the Registration Statement or Proxy Statement/Prospectus, as applicable, and promptly advise one another of any oral comments received from the SEC. Prior to filing the Registration Statement (or any amendment or supplement thereto) or mailing the Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of the Company and Parent shall cooperate and provide the other party a reasonable opportunity to review and comment on such document or response in advance (including the proposed final version of such document or response) and consider any such comments reasonably requested and timely made in good faith. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, as applicable, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the shareholders of the Company.

(b)    Parent, Merger Sub and the Company, as applicable, shall make all necessary filings with respect to the Merger and the other transactions contemplated hereby, and the Parent Parties shall make all necessary filings with respect to the issuance of the Merger Consideration in the Merger, in each case, as applicable, under the Securities Act and the Exchange Act and applicable “blue sky” laws and the rules and regulations thereunder, except that Parent shall not be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process in any jurisdiction. Each party shall advise the other, as promptly as practicable after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement shall be filed without the approval of the parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided that this right of approval shall not apply with respect to documents filed by a party which are incorporated by reference in the Proxy Statement/Prospectus or the Registration Statement.

(c)    Unless the Company Board has effected a Change of Board Recommendation as expressly permitted by Section 6.3, the Company, in consultation with Parent, shall duly take all action necessary in accordance with the GBCLM, the Company Charter, and the Company Bylaws to establish a record date for, duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as reasonably practicable after the Registration Statement has become effective (but in no event later than seventy-five (75) days thereafter) for the purpose of obtaining the Required Company Vote and shall not change such record date without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). In connection with such meeting, the Company (i) shall solicit from the Company shareholders proxies, and use its reasonable best efforts to obtain the Required Company Vote and otherwise comply with all legal requirements applicable to such meeting and proxy solicitation, and (ii) shall not submit any other proposal (other than matters of procedure and matters required by Law to be voted on by the Company’s shareholders in connection with the adoption of this Agreement and the approval of the transactions contemplated hereby) to Company shareholders in connection with the Company Shareholders Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, if the Company reasonably believes that (A) after good faith consultation with the Company’s outside counsel and Parent, it is necessary to postpone or adjourn the Company Shareholders Meeting to ensure that any required supplement or amendment to the Proxy Statement/Prospectus is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders Meeting or (B) (I) the Company will not receive proxies representing a sufficient number of shares of Company Common Stock to obtain the Required Company Vote, whether or not a quorum is present, or (II) the Company will not have a sufficient number of shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; the Company shall have the right to (after consultation with Parent), and shall upon request by Parent, on one or more occasions postpone or adjourn the Company Shareholders Meeting for the minimum duration necessary to remedy the circumstances giving rise to such adjournment or postponement and not more than an aggregate of 30 days (in the case of clause (B) of this sentence) or 10 days but no longer than 30 days in the aggregate (in the case of each supplement and amendment subject to clause (A) of this sentence), and the Company shall not, under any other circumstances, postpone or adjourn the Company Shareholders Meeting without the prior written consent of Parent except as required by Law. The Company shall, upon the reasonable request of Parent, advise Parent prior to the date of the Company Shareholders Meeting as to the aggregate tally of proxies received by the Company with respect to the Required Company Vote and other matters to be considered at the Company Shareholders Meeting.
6.2    Access to Information; Confidentiality.
(a)    From the date hereof to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, the Company shall, and shall cause each Company Subsidiary to: (i) provide to the Parent Parties and the Parent Representatives reasonable access during normal business hours in such a manner as not to interfere unreasonably with the operation of any business conducted by the Company or any Company

Subsidiary upon prior written notice to the Company, to the officers, employees, agents, properties, offices and other facilities of the Company and each Company Subsidiary and to the books and records thereof, (ii) use commercially reasonable efforts to furnish during normal business hours upon prior notice such documents or information concerning the business, properties, Contracts, assets and liabilities of the Company and each Company Subsidiary as Parent or any Parent Representative may reasonably request (other than any of the foregoing that relate expressly and solely to any Acquisition Proposal, subject to the disclosure requirements set forth in Section 6.3); provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company reasonably believes that doing so would: (A) result in the loss of attorney-client privilege (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege), (B) result in the disclosure of any trade secrets of third parties or (C) breach, contravene or violate any Contract or applicable Law (including Competition Laws) (but the Company shall use its commercially reasonable efforts to allow for such access or disclosure in a manner that does not breach, contravene or violate such Contract or applicable Law). Notwithstanding anything herein to the contrary, nothing in this Section 6.2(a) shall permit the Parent Parties or any Parent Representatives to perform any invasive or subsurface assessment (including any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the Company or the Company Subsidiaries without the Company’s prior written consent. No investigation shall affect the Company’s representations, warranties, covenants, or agreements contained herein, or limit or otherwise affect the remedies available to the Parent Parties pursuant to this Agreement.
(b)    The Confidentiality Agreement, dated January 12, 2026, by and between Parent and the Company (the “Confidentiality Agreement”) and the Clean Team Addendum to the Confidentiality Agreement, dated April 7, 2026, by and between Parent and the Company (the “Clean Team Agreement”) shall each apply with respect to information furnished under this Section 6.2 and shall each survive any termination of this Agreement in accordance with the terms of the Confidentiality Agreement and Clean Team Agreement, as applicable. Any information obtained by any Parent Party or any Parent Representative pursuant to Section 6.2(a) or the Confidentiality Agreement or the Clean Team Agreement shall be treated in accordance with the applicable provisions set forth herein or therein.
6.3    Non-Solicitation.
(a)    Subject to Section 6.3(b), from and after the date hereof until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Article 8, the Company shall not, and shall cause the Company Subsidiaries and its and their respective directors and officers and direct its and their other Company Representatives (engaged by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement) not to on behalf of the Company, in each case, directly or indirectly: (i) initiate, solicit or knowingly encourage, knowingly assist, knowingly induce or take any action to knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any inquiry, proposal, request or offer that could reasonably be expected to result in an

Acquisition Proposal, or conduct or engage in any discussions or negotiations (other than with Parent and the Parent Representatives) with respect thereto (other than informing any third party of the existence of the provisions contained in this Section 6.3 or clarifying the terms of any inquiry, proposal, request or offer in accordance with the last sentence of Section 6.3(b)), (ii) furnish, disclose or otherwise provide access to any non-public information regarding the Company or the Company Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or the Company Subsidiaries to any Person (other than to the Parent Parties and Parent Representatives) in connection with or in response to an Acquisition Proposal or any inquiry, proposal, request or offer that could reasonably be expected to result in an Acquisition Proposal, (iii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of Equity Interests of the Company or the Company Subsidiaries unless the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to amend or grant any such waiver or release would be inconsistent with the Company Board’s fiduciary duties to the shareholders of the Company, (iv) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal, (v) withdraw, change or qualify, in a manner adverse to Parent, the Company Board Recommendation, (vi) enter into any agreement (including any merger or acquisition agreement), letter of intent, term sheet or other similar agreement relating to any Acquisition Proposal, (vii) if an Acquisition Proposal has been publicly disclosed, fail to publicly recommend against such Acquisition Proposal within ten (10) Business Days of any written request of Parent or fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days of any written request of Parent (it being understood and agreed that the Company shall only be entitled to make one (1) such request per Acquisition Proposal or material modification thereto), (viii) fail to publicly recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9 under the Exchange Act, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act, and reaffirm the Company Board Recommendation, within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer or (ix) approve, authorize, resolve or agree or announce any intention to do any of the foregoing (any action set forth in the foregoing clauses (iv) through (viii) or (ix) (to the extent related to the foregoing clauses (iv) through (viii)), a “Change of Board Recommendation”). The Company agrees that it shall, and shall cause the Company Subsidiaries and its and their respective directors and officers and direct its and their other Company Representatives to, promptly cease and cause to be terminated any activities, discussions or negotiations existing as of the date hereof with any Persons (other than the Parent Parties and the Parent Representatives) conducted heretofore with respect to any Acquisition Proposal (or that could reasonably be expected to lead to an Acquisition Proposal), promptly terminate all data room access previously granted to such Person or its representatives, and to the extent required or permitted pursuant to any confidentiality agreement in connection with a potential Acquisition Proposal, request that any such Person promptly return and destroy (and confirm destruction of) all non-public information thereunder. Without limiting the foregoing, it is understood that any violation of Section 6.3 by any Company Representative, to the extent such Company Representative is acting on behalf of the Company or the Company Subsidiaries, shall be deemed to be a breach of Section 6.3 by the Company.

(b)    Notwithstanding anything to the contrary contained in Section 6.3(a), but subject to Section 6.3(c), if at any time following the date hereof and prior to obtaining the Required Company Vote (i) the Company has received a bona fide unsolicited written Acquisition Proposal from a third party, (ii) none of the Company, the Company Subsidiaries and none of their respective Company Representatives has materially breached any of the provisions set forth in Section 6.3(a), (iii) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, based on information then available, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (iv) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, that the failure to take such actions would be inconsistent with its fiduciary duties to the shareholders of the Company, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to such third party making such Acquisition Proposal and its financing sources and (B) participate in discussions or negotiations with such third party and its financing sources regarding such Acquisition Proposal; provided, that the Company (x) shall not, and shall cause the Company Subsidiaries and its and their respective directors and officers and instruct its and their other respective Company Representatives who are then aware of such Acquisition Proposal not to, disclose any material information to such third party without first entering into an Acceptable Confidentiality Agreement with such third party, a copy of which shall be promptly provided to Parent (and in any event within twenty-four (24) hours), and (y) shall, except to the extent prohibited under applicable Law (including Competition Law), provide to Parent any information concerning the Company or the Company Subsidiaries provided or made available to such third party which information was not previously provided or made available to Parent, within twenty-four (24) hours of the furnishing of such information to such third party. Notwithstanding the limitations set forth in Section 6.3(a) and this Section 6.3(b), if the Company receives, following the date hereof and prior to the Company Shareholders Meeting, an inquiry, proposal, request or offer that did not result from a material breach of Section 6.3, the Company, its Subsidiaries and the Company Representatives may contact the Person or any of such Person’s Representatives who has made such proposal, request or offer solely to clarify the terms of such inquiry, proposal, request or offer so that the Company may inform itself about such inquiry, proposal, request or offer.

(c)    The Company shall promptly (and in any event within twenty-four (24) hours) notify Parent in writing of the taking of any action contemplated by Section 6.3(b)(A). If, at any time following the date hereof, the Company, any Company Subsidiary or any of their respective directors, officers or other Company Representatives receives any (i) Acquisition Proposal or any proposal, inquiry or request that could reasonably be expected to lead to an Acquisition Proposal or (ii) any request for non-public information relating to, or for access to the business, properties, assets, books, or records of, the Company or any Company Subsidiary from any Person that informs the Company it is considering making an Acquisition Proposal or relating to, or that could reasonably be expected to lead to, an Acquisition Proposal, the Company shall promptly (and in any event within twenty-four (24) hours), subject to applicable Law, notify Parent in writing of the receipt of such Acquisition Proposal and/or proposal, inquiry or request. Such notice provided by the Company to Parent pursuant to this Section 6.3(c) shall include a summary of the material terms and conditions of any such Acquisition Proposal and/or proposal, inquiry or request (which shall include the identity of the party making such Acquisition Proposal and/or proposal, inquiry or request) and complete and unredacted copies of such written Acquisition Proposal and any significant related documents, including copies of all draft or proposed agreements and financing documents. The Company shall keep Parent reasonably informed on a current basis with respect to the status of any such Acquisition Proposal and/or proposal, inquiry or request and any modification or proposed modification thereto, and shall promptly (and in no event later than twenty-four (24) hours after transmittal or receipt) provide Parent with a summary of any material modifications with respect to such Acquisition Proposal. The Company shall provide Parent with twenty-four (24) hours’ prior written notice (or such lesser prior notice as is provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is expected to consider any such Acquisition Proposal and/or proposal, inquiry or request.
(d)    Notwithstanding anything to the contrary contained in Section 6.3(a), and provided that in each case that none of the Company, the Company Subsidiaries and none of their respective Company Representatives has materially breached any of the provisions set forth in Section 6.3(a) with respect to such Acquisition Proposal, if (i) (A) the Company has received a bona fide unsolicited written Acquisition Proposal that the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with its financial advisors and outside counsel, constitutes a Superior Proposal or (B) the Company Board (or any duly authorized committee thereof) determines that a Intervening Event has occurred and is continuing and (ii) the Company Board (or any duly authorized committee thereof) determines in good faith, after consultation with outside counsel, that the failure to effect a Change of Board Recommendation would be inconsistent with its fiduciary duties to the shareholders of the Company, then the Company Board may, at any time prior to obtaining the Required Company Vote, (x) effect a Change of Board Recommendation with respect to such Superior Proposal or Intervening Event (as applicable) or fail to include the Company Board Recommendation in the Proxy Statement/Prospectus or (y) solely with respect to such Superior Proposal, terminate this Agreement in accordance with Section 8.1(e)(i) to accept such Superior Proposal and enter into a definitive agreement with respect thereto, subject to the requirements of this Section 6.3(d) and Section 6.3(e).

(e)    The Company shall not be entitled to effect a Change of Board Recommendation pursuant to Section 6.3(d) unless, in each case:
(i)    the Company shall have provided to Parent at least four (4) Business Days’ prior written notice (the “Notice Period”) of the Company’s intention to take such action, which notice shall include, (A) with respect to an Acquisition Proposal, the material terms and conditions of such Acquisition Proposal (which shall include the identity of the party making such Acquisition Proposal), and complete and unredacted copies of the available proposed transaction agreement to be entered into in respect of such Acquisition Proposal and any related documents, including financing documents (or, in each case, if not provided in writing to the Company, a written summary of the material terms and conditions thereof), or (B) with respect to an Intervening Event, a reasonably detailed summary of the facts and circumstances related to such Intervening Event that make a Change of Board Recommendation necessary;
(ii)    during the Notice Period, if requested by Parent, the Company shall have, and shall have caused its Subsidiaries, and directed the Company Representatives, and legal and financial advisors to have, engaged in good faith negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent intended to (A) with respect to an Acquisition Proposal, cause the relevant Acquisition Proposal to no longer constitute a Superior Proposal or, (B) with respect to an Intervening Event, permit the Company Board (consistent with its fiduciary duties under applicable Law) to not make a Change of Board Recommendation; and
(iii)    the Company Board (or any duly authorized committee thereof) shall have considered any adjustments and/or proposed amendments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be irrevocably offered in writing by Parent (the “Proposed Changed Terms”) no later than 11:59 a.m., Eastern Time, on the last day of the Notice Period and shall have determined in good faith that (A) the Acquisition Proposal would continue to constitute a Superior Proposal or (B) the failure to effect a Change of Board Recommendation in response to such Intervening Event would be inconsistent with its fiduciary duties to the shareholders of the Company, in each case, if such Proposed Changed Terms were to be given effect, and in each case, the failure to take such action would be inconsistent with its fiduciary duties to the shareholders of the Company.
In the event of any material revisions to such Superior Proposal, including form, amount, mix or timing of consideration (any such change with respect to the consideration to be deemed material), offered by the party making such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, the Company shall be required to deliver a new written notice to Parent and to again comply with the requirements of this Section 6.3(e) with respect to such new written notice, except that the Notice Period shall be two (2) Business Days with respect to any such revised Superior Proposal (but no such new written notice shall shorten the original Notice Period).

(f)    Nothing contained in this Section 6.3 shall prohibit the Company Board (or any duly authorized committee thereof) from (i) disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (ii) making any disclosure to the shareholders of the Company if the Company Board determines in good faith, after consultation with outside counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties; provided, that (A) any disclosure made under clauses (i) and (ii) above shall be deemed to be a Change of Board Recommendation unless the Company Board expressly publicly reaffirms the Company Board Recommendation in such disclosure and (B) any Change of Board Recommendation must be made in accordance with this Section 6.3. The issuance by the Company or the Company Board of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Board Recommendation.
6.4    Appropriate Action; Consents; Filings.
(a)    The Company and Parent shall use their respective reasonable best efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, and to assist and cooperate with the parties in doing, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof, (ii) take such actions as may be required to cause the expiration of the notice periods under Competition Laws with respect to such transactions as promptly as practicable after the date hereof, (iii) obtain from any Governmental Entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by Parent or the Company, or any of their respective Subsidiaries, in order to effect the Closing by not later than three (3) Business Days prior to the Outside Date, and to avoid any Proceeding by any Governmental Entity (including those in connection with Competition Laws), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (iv) as promptly as practicable, make or cause to be made all necessary applications and filings (and in any event file all required HSR Act notifications within fifteen (15) Business Days after the date hereof), and thereafter make any other required submissions, and pay any filing fees due in connection therewith, with respect to this Agreement and the Merger required under any Competition Laws (all such filing fees to be borne by Parent), and (v) as promptly as practicable after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any filing fees due in connection therewith, with respect to this Agreement and the Merger required under any Competition Laws and any other applicable Law. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law in connection with the transactions contemplated by this Agreement. No party shall delay the Closing at the behest of any Governmental Entity without the consent of the other parties to this Agreement, which consent shall not be unreasonably withheld, conditioned or delayed.

(b)    Each of the parties hereto agrees to cooperate and use its reasonable best efforts to (i) defend and contest any Proceeding seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger and the transactions contemplated by this Agreement, and (ii) take all necessary or reasonably proper or advisable steps to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) entered or issued in any Proceeding that is in effect and that restricts, prevents or prohibits consummation of the Merger and the transactions contemplated by this Agreement. The parties hereby acknowledge and agree that neither this Section 6.4 nor the “reasonable best efforts” standard herein nor any other provision set forth in this Agreement shall require, or be construed to require, Parent or any its Subsidiaries or affiliates, in order to effect the expiration of any waiting periods under applicable Competition Laws or the obtaining from any Governmental Entities of any consent, registration, approval, non-objection, permit or authorization to consummate the transactions contemplated by this Agreement, or for any other reason, to (1) propose, offer, negotiate, commit to, agree to or effect, by consent decree, hold separate order, or otherwise, (x) the sale, divestiture, long-term license, transfer or other disposition of any businesses, assets, equity interests, product lines or properties of Parent, the Company or any of their respective affiliates, or (y) the divestment of any Contracts of Parent, the Company or any of their respective affiliates, or (2) incur (whether due to any remedy, commitment, undertaking or condition or otherwise, individually or in the aggregate) a material and adverse impact on the business of either Parent or the Company or the anticipated benefits to Parent of the transactions contemplated by this Agreement. None of the Company, any of the Company Subsidiaries or any of their respective affiliates shall propose, offer, negotiate, commit to, agree to, effect or take any actions set forth in the immediately preceding sentence without the prior written consent of Parent.
(c)    Parent, its Subsidiaries and its affiliates shall not acquire or agree to acquire or pursue the acquisition of (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner) any business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise), if such acquisition, license, joint venture, collaboration or other agreement would reasonably be expected to (i) impose any material delay in the obtaining of, or otherwise materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Competition Laws with respect to the Merger and the other transactions contemplated by this Agreement, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the transactions contemplated by this Agreement, or (iii) materially delay the consummation of the transactions contemplated by this Agreement.

(d)    Subject to the requirements of this Section 6.4, and in a manner consistent with its obligations herein, Parent shall, upon reasonable consultation with the Company, control, lead and direct all actions, decisions and strategy for and, and make all final determinations for obtaining any necessary approval of, or responding to any request from, inquiry by, or investigation by (including directing the timing, nature and substance of all such responses), any Governmental Entity in connection with this Agreement, including under the HSR Act or other Competition Laws, and the transactions contemplated hereby, including determining the timing and content of any registrations, filings, agreements, forms, notices, petitions, statements, submissions of information, applications and other documents, communications and correspondence contemplated by, made in accordance with, or subject to this Section 6.4 as well as responding to any lawsuit, claim, action, or other Proceeding brought by any Governmental Entity relating to the transactions contemplated by this Agreement.
(e)    Without limiting the generality of anything contained in this Section 6.4, and subject to Section 6.5, Parent and the Company shall: (i) give the other party prompt notice of the making or commencement of any request, inquiry, investigation or Proceeding by or before any Governmental Entity with respect to the Merger or any of the other transactions contemplated by this Agreement; (ii) keep the other party informed on a current basis as to the status of any such request, inquiry, investigation or Proceeding; (iii) promptly inform the other party of (and provide the other party with copies of) any communication to or from any Governmental Entity regarding the Merger or any of the other transactions contemplated by this Agreement. Each party shall consult and cooperate with the other parties, and shall consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or Proceeding, each party shall permit authorized representatives of the other parties to be present at each meeting or conference relating to such request, inquiry, investigation or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Entity in connection with such request, inquiry, investigation or Proceeding.

(f)    The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, commercially reasonable efforts to obtain the third party consents, approvals or waivers identified on Section 3.4 and 3.5 of the Company Disclosure Schedule (with respect to the Company) and requested in writing by Parent and Section 4.4 and 4.5 of the Parent Disclosure Schedule (with respect to Parent) and requested in writing by the Company, and the Company and Parent shall coordinate and cooperate in seeking any such consents, approvals or waivers; provided, however, that, in no event shall either party be required to make any out-of-pocket payment or any concessions to any third party, or commence any litigation, to obtain any consents, approvals or waivers of third parties contemplated by this Section 6.4(f). The parties acknowledge and agree that obtaining any such consents, approvals or waivers is not a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) any such consents, approvals or waivers. Any such notices, consents, approvals or waivers shall be in a form reasonably acceptable to Parent and the Company.
(g)    Nothing contained in this Agreement shall give any party, directly or indirectly, the right to control or direct the operations of any other party prior to the consummation of the Merger. Prior to the Effective Time, the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over their respective business operations.
6.5    Stockholder Litigation.
(a)    The Company shall promptly advise Parent, and give Parent the opportunity to consult with the Company regarding the defense, of any claim, demand, other correspondence related to stockholder litigation against the Company and/or its directors and officers, or any of them, in connection with or relating to the transactions contemplated by this Agreement (collectively, “Company Transaction Litigation”), including the Merger, and shall, keep Parent reasonably informed regarding any such Company Transaction Litigation. The Company shall not compromise, settle or agree to settle, fully or partially, any such Company Transaction Litigation without Parent’s prior written consent (not to be unreasonably withheld, conditioned or delayed).
(b)    Parent shall promptly advise the Company, and give the Company the opportunity to consult with Parent regarding the defense, of any claim, demand, other correspondence related to stockholder litigation against Parent and/or its directors and officers, or any of them, in connection with or relating to the transactions contemplated by this Agreement (collectively, “Parent Transaction Litigation”), including the Merger, and shall keep the Company reasonably informed regarding any such Parent Transaction Litigation.

6.6    Public Announcements. So long as this Agreement is in effect, Parent and the Parent Subsidiaries, on the one hand, and the Company and the Company Subsidiaries, on the other, shall not issue any press release or make any public statement or disclosure with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or statement or disclosure shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or statement or disclosure in advance of such issuance and shall give due consideration to all reasonable comments suggested thereto, (b) with respect to any press release or other public statement by the Company expressly permitted by Section 6.3, (c) any releases or public statements or disclosures that are consistent with the final form of joint press release announcing the Merger, (d) any releases or public statements or disclosures that are consistent in all material respects with any release or other public statements or disclosures previously made in accordance with this Section 6.6, (e) any public statement regarding the transactions contemplated by this Agreement in response to questions from the press, analysts, investors or those attending industry conferences, and internal announcements to employees, in each case, to the extent that such statements are consistent in all material respects with previous press releases or public statements or disclosures made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 6.6 or any documents previously publicly filed with the SEC in accordance with Section 6.1, and provided, that such public statements do not reveal material nonpublic information regarding this Agreement or the transactions contemplated by this Agreement or (f) any releases or public statements or disclosures related to litigation or arbitration among the parties with respect to this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent.
6.7    Employee Benefit Matters.
(a)    During the Benefit Continuation Period, unless otherwise required by an applicable Collective Bargaining Agreement, Parent, the Surviving Corporation or any of their respective affiliates shall provide each Continuing Employee with (i) an annual base salary or hourly wage rate (as applicable) at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) annual or periodic target cash bonus opportunities (other than any retention or transaction bonuses or incentives) that are no less favorable than the corresponding cash bonus opportunities provided to such Continuing Employee immediately prior to the Effective Time and (iii) employee and fringe benefits which include vacation/leave, tax-qualified defined contribution retirement benefits, medical, dental and long term disability (and exclude any equity or equity-based compensation, nonqualified deferred compensation benefits, retention, change in control or similar type bonus, severance, defined benefit pension, and retiree medical) that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Effective Time. “Benefit Continuation Period” means the period of twelve (12) months following the Effective Time or if earlier, until the date of termination of employment of the relevant Continuing Employee. In addition, during the Benefit Continuation Period, Parent, the Surviving Corporation or any of their respective affiliates shall provide each Continuing Employee with severance benefits and protections that are no less favorable than those provided to such Continuing Employee immediately prior to the Effective Time, as set forth on Section 6.7 of the Company Disclosure Schedule, taking into account such Continuing Employee’s additional period of service with Parent, the Surviving Corporation or any of their respective affiliates. Further, during the Benefit Continuation Period, Parent shall either (i) provide to each Continuing Employee with nonqualified deferred compensation benefits (including all credits, discounts and matching contributions provided by the Company, including under the Company’s Retirement K Excess Program) that are no less favorable than such benefits provided to such Continuing Employee pursuant to the Deferred Compensation Plans and the Company’s Retirement K Excess Program as of immediately prior to the Effective Time or (ii) pay to such Continuing Employee a one-time cash payment in lieu of the continuation of such benefits (with such payment equal to the total credits, discounts and matching contributions provided by the Company, including under the Company’s Retirement K Excess Program, if any, to such Continuing Employee pursuant the Deferred Compensation Plans and the Company’s Retirement K Excess Program for calendar year 2026). Further, during the Benefit Continuation Period, Continuing Employees will be eligible to participate in long-term equity incentive plans maintained by Parent. With respect to any Continuing Employees based outside of the United States, Parent’s obligations under this Section 6.7 shall be modified to the extent necessary to comply with applicable Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(b)    Effective as of the Effective Time and thereafter, Parent and its affiliates shall recognize, or shall cause the Surviving Corporation to recognize, each Continuing Employee’s employment or service with the Company or any Company Subsidiary (including any current or former affiliates thereof or any predecessor of such Person) prior to the Closing for purposes of determining, as applicable, eligibility for participation, vesting, and entitlement of the Continuing Employee under all employee benefit plans in which the Continuing Employee participates, whether maintained by the Surviving Corporation, Parent, or any of their respective affiliates and, for purposes of benefit accrual of or entitlement to benefits, under all such plans that are vacation plans or arrangements, any equity or equity-based awards or plan (solely for purposes of retirement eligibility and vesting, pursuant to the terms and conditions of the applicable equity programs in which the Continuing Employee is eligible to participate or, with respect to the Assumed RSU Awards and Assumed PSU Awards, pursuant to the original terms and conditions of the Assumed RSU Award or Assumed PSU Award, as applicable), 401(k) or other defined contribution retirement plans and any severance or welfare plans (but not for purposes of benefit accrual of or entitlement to pension benefits or post-employment welfare benefits, or to the extent such recognition would result in a duplication of benefits). In addition, and without limiting the generality of the foregoing, effective as of the Effective Time and thereafter, Parent and its affiliates shall, or shall cause the Surviving Corporation to use commercially reasonable efforts to (i) cause any pre-existing conditions or limitations, eligibility waiting periods, actively at work requirements, evidence of insurability requirements or required physical examinations under any health or similar plan of the Surviving Corporation, Parent or any of their respective affiliates to be waived with respect to Continuing Employees and their eligible dependents, except to the extent that any waiting period, exclusions or requirements still applied to such Continuing Employee under the comparable Company Benefit Plan in which such Continuing Employee participated immediately before the Effective Time and (ii) fully credit each Continuing Employee with all deductible payments, co-payments and other out-of-pocket expenses incurred by such Continuing Employee and his or her covered dependents under the medical, dental, pharmaceutical or vision benefit plans of the Company or any Company Subsidiary prior to the Closing during the plan year in which the Closing occurs for the purpose of determining the extent to which such Continuing Employee has satisfied the deductible, co-payments, or maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year under any medical, dental, pharmaceutical or vision benefit plan of the Surviving Corporation, Parent or any of their respective affiliates, as if such amounts had been paid in accordance with such plan. For clarity, this Section 6.7(b)(ii) may result in no credits to Continuing Employees in the event Parent maintains the Company Benefit Plans through the end of the calendar year in which the Closing occurs.

(c)    Prior to making any broad-based notices or communications to employees, individual independent contractors, officers or directors of the Company following the date of this Agreement, the Company shall provide all such notices or communication materials (including website postings) that are intended to be provided to such individuals, including compensation or benefits matters following the Closing (the “Employee Communications”) to Parent for its prior review and Parent shall have the right to provide timely and reasonable comments to any such notices or communications, which will be considered by the Company in good faith. The foregoing shall not apply to any Employee Communications to the extent the substance of statements contained therein are consistent in all material respects with (i) previous Employee Communications made by the Company after prior review by Parent or (ii) this Agreement.
(d)    If requested by Parent in writing delivered to the Company not less than five Business Days prior to the Closing Date, the Company and each of the Company Subsidiaries shall adopt resolutions and take all such corporate action as is necessary to terminate each 401(k) plan maintained, sponsored or contributed to by the Company or any of the Company Subsidiaries (collectively, the “Company 401(k) Plans”), in each case, effective as of the day immediately prior to the Closing Date. The Company shall provide Parent with evidence that such Company 401(k) Plans have been properly terminated, and the form of such termination documents shall be subject to the reasonable approval of Parent. In the event of the termination of any Company 401(k) Plan pursuant to this Section 6.7(d) (each such terminated Company 401(k) Plan, a “Terminated Company 401(k) Plan”), Parent or the applicable Parent Subsidiary shall use commercially reasonable efforts to cause a defined contribution plan that is qualified under Section 401(a) of the Code, that includes a cash or deferred arrangement within the meaning of Section 401(k) of the Code and that is established or maintained by Parent or the applicable Parent Subsidiary to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code) from current and former employees of the Company and the Company Subsidiaries with respect to such individuals’ account balances (excluding loans) under such Terminated Company 401(k) Plan, if elected by any such individuals.

(e)    If the Closing occurs prior to the payment of bonuses to Continuing Employees under the annual incentive program (the “AIP”) maintained by the Company with respect to the year in which the Closing Date occurs (the “Closing Year”), then, the Company shall pay to each Continuing Employee such employee’s bonus in an amount equal to the greater of (i) the bonus the employee earns, if any, based on actual achievement of performance goals through the last day of the performance period and (ii) fifty percent (50%) of the employee’s applicable target bonus, in any case, payable on the date on which annual bonuses are paid to Company Employees generally under the AIP and subject to the Continuing Employee’s continued employment through the final day of the applicable performance period. Notwithstanding the generality of the foregoing, if a Continuing Employee’s employment is terminated by the Surviving Corporation (or Parent or any of its Subsidiaries) without “cause” or for “good reason” (each, as defined in the employee’s Severance Benefit Agreement or, if none, the employee’s most recent award agreement as of the date of this Agreement evidencing an award under the Company Equity Plan), in any event, prior to the payment date of such bonus, then such employee shall remain entitled to receive such employee’s bonus (calculated as described in this Section 6.7(e) on the date on which annual bonuses are paid to Company employees generally under the AIP (but in no event later than March 15 of the year following the Closing Year)) and pro-rated for the portion of the performance period during which the Continuing Employee was employed; provided, however, that if a Continuing Employee is party to a Severance Benefit Agreement with the Company, and if such employee’s employment is terminated after the Closing but prior to the last day of the calendar year, then the payment described in this Section 6.7(e) shall be in lieu of (and not in addition to) the payment of a pro-rata bonus described in Section 3.3 of the Severance Benefit Agreement, and the payment timing shall be in accordance with such Section 3.3 of the Severance Benefit Agreement.
(f)    Prior to the Closing, the Company shall provide any notice, and comply in all material respects, with any applicable information, consultation and bargaining obligations, and shall use commercially reasonable efforts to satisfy any applicable consent requirements owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Company and its Subsidiaries, or any applicable labor tribunal, or pursuant to any Collective Bargaining Agreement, in connection with the transactions contemplated hereby; provided that, this Section 6.7(f) shall not require the Company or the Company Subsidiaries to make any payment or provide any other consideration (including increased or accelerated payments) in order to secure the consent of any labor union, works council, labor organization or employee representative or pursuant to any Collective Bargaining Agreement (it being understood and agreed that any failure to obtain any consent under this Section 6.7(f) shall not, by itself, have any effect on, or be considered with respect to, whether the condition set forth in Section 7.2(d) has been satisfied). From the date of this Agreement through the Effective Time, Parent shall cooperate in good faith in respect of consultation obligations and similar notice and bargaining obligations to satisfy any applicable requirements owed to any labor union, works council, labor organization or employee representative, which is representing any employee of the Company and its Subsidiaries, or any applicable labor tribunal, or pursuant to any Collective Bargaining Agreement, in connection with the transactions contemplated hereby.

(g)    Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate the employment of, any Continuing Employee for any reason; (ii) require the Company, Parent or the Surviving Corporation to continue any Company Benefit Plan or Parent benefit plan or prevent the amendment, modification or termination thereof; or (iii) amend, terminate, establish or create any Company Benefit Plan or Parent benefit plan or other employee benefit plans or arrangements. The provisions of this Section 6.7 are solely for the benefit of the parties, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third party beneficiary of this Agreement, and no provision of this Section 6.7 shall create such rights in any such persons.
6.8    Indemnification of Directors and Officers.
(a)    For a period beginning at the Effective Time and ending six (6) years after the Effective Time, the Parent shall cause the Surviving Corporation and its Subsidiaries, as applicable, to, indemnify and hold harmless all past and present directors, officers and employees of the Company or any Company Subsidiary (the “Covered Persons”) to the maximum extent permitted by Law for any Proceedings arising out of acts or omissions in their capacity as directors, officers or employees of the Company or any Company Subsidiary, as applicable, occurring at or prior to the Effective Time. Parent shall cause the Surviving Corporation and its Subsidiaries, as applicable, to, indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law, for acts or omissions occurring in connection with the adoption and approval of this Agreement and the consummation of the transactions contemplated hereby. The Surviving Corporation shall, and shall cause its Subsidiaries, as applicable, to, advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Proceeding or investigation with respect to the matters subject to indemnification pursuant to this Section 6.8(a). Notwithstanding anything herein to the contrary, if any Proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification hereunder on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 6.8(a) shall continue in effect until the final disposition of such Proceeding.

(b)    For six (6) years from and after the Effective Time, the articles of organization of the Surviving Corporation shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth with respect to any Covered Person, in the Company Charter and the Company Bylaws in existence on the date hereof. For six (6) years from and after the Effective Time, the articles or certificate of incorporation and bylaws, or equivalent organizational documents, of each Subsidiary of the Surviving Corporation that was formerly a Company Subsidiary (each, a “Former Company Subsidiary”), shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth with respect to any Covered Person in the articles or certificate of incorporation and bylaws, or equivalent organizational documents, of such Former Company Subsidiary. All indemnification agreements of the Company and the Company Subsidiaries in existence on the date hereof, if any, with any Covered Person shall be enforceable against the Surviving Corporation or Former Company Subsidiary, as applicable, as an additional indemnitor, without any further action, and shall continue in full force and effect in accordance with their terms. For not less than six (6) years from the Effective Time, the Surviving Corporation shall not amend, repeal or otherwise modify the exculpation, indemnification and advancement of expenses provisions of its or any of the Former Company Subsidiaries’ articles or certificates of incorporation or bylaws or similar organizational documents as in effect immediately prior to the Effective Time in any manner that would adversely affect the rights thereunder of any Covered Person. In the event that the Surviving Corporation or any of the Former Company Subsidiaries (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation shall cause (and Parent shall cause the Surviving Corporation to cause) proper provision to be made so that the successors and assigns of the Surviving Corporation or the Former Company Subsidiaries, as applicable, assume the obligations set forth in this Section 6.8, unless such assumption occurs by operation of Law.

(c)    For six (6) years from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, maintain in effect, the Company’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring (or alleged to occur) prior to or at the Effective Time with respect to Covered Persons; provided, however, that in no event shall the Surviving Corporation be required to expend pursuant to this Section 6.8(c) more than an aggregate amount equal to 300% of current annual premiums paid by the Company for such insurance. In the event that, but for the proviso to the immediately preceding sentence, the Surviving Corporation would be required to expend more in aggregate than 300% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of an aggregate amount equal to 300% of current annual premiums. In lieu of the foregoing obligations set forth in this Section 6.8(c), the Company may, or at Parent’s request, the Company shall, purchase at or prior to the Effective Time, a six-year “tail” prepaid officers’ and directors’ liability insurance policy in respect of acts or omissions occurring prior to the Effective Time covering each such Covered Person for an aggregate amount not to exceed 300% of current annual premiums. If such “tail” policy has been established by the Company, the Surviving Corporation shall not terminate such policy and shall cause all obligations of Parent or the Company thereunder to be honored by the Surviving Corporation.
(d)    Following the Effective Time, the obligations under this Section 6.8 shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns) without the consent of such affected Covered Person (or their respective successors and assigns) (it being expressly agreed that the Covered Persons (including successors and assigns) shall be third party beneficiaries of this Section 6.8).
6.9    Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

6.10    Takeover Statutes. If any state takeover Law or state Law that purports to limit or restrict business combinations or the ability to vote Company Stock or acquire Parent Common Stock (including any “fair price”, “moratorium”, “business combination”, “control share acquisition” or other similar takeover Law) becomes or is deemed to be applicable to the Company or the Parent Parties, the Merger or any other transaction contemplated by this Agreement, then the Company and the Company Board or Parent and the Parent Board, as applicable, shall use reasonable best efforts to take all action reasonably available to it so that the transactions contemplated hereby, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to minimize or make inapplicable the effect of any such Law on this Agreement and the transactions contemplated hereby, including the Merger.
6.11    Existing Indebtedness. Prior to the Closing, solely to the extent the applicable pay-off letter is not delivered in accordance with the following sentence, the Company shall, and shall cause the Company Subsidiaries to, timely deliver to the applicable counterparty in respect such indebtedness (with a copy timely provided to the Parent) notices of prepayment (including any calculations to be provided therewith) relating to the prepayment in full of outstanding indebtedness at the Closing under all obligations with respect to each of the credit agreements with an asterisk on Section 6.11 of the Company Disclosure Schedule. The Company shall use commercially reasonable efforts to (a) obtain customary pay-off letters, and lien and guarantee terminations (including any termination statements on Form UCC-3, short-form termination and release agreements with respect to any and all security interests in any intellectual property, real property, accounts and other applicable releases) to the extent necessary for the release of all Liens related to, and the prepayment, payoff, discharge and termination in full of, all obligations set forth on Section 6.11 of the Company Disclosure Schedule (collectively, the “Debt Payoff Letters”), in form and substance reasonably satisfactory to Parent; (b) (i) provide Parent with a draft of such Debt Payoff Letters at least four (4) Business Days prior to the Closing Date and (ii) provide Parent with a copy of such fully executed Debt Payoff Letters and related lien and guarantee termination documentation at least two (2) Business Days on or prior to the Closing Date; and (c) timely give any necessary notices (including notices of prepayment and/or notice of commitment termination) to allow for the prepayment, payoff, discharge and termination in full of such indebtedness at the Closing.

6.12    Dividends.
(a)    It is agreed that the parties shall take such actions as are necessary to ensure that the timing of any regular quarterly dividend paid to common shareholders by the Company or to common stockholders by Parent, in each case prior to the Closing will be coordinated so that, if either the holders of Company Common Stock or the holders of Parent Common Stock receive a regular dividend for a particular calendar quarter prior to the Closing Date, then the holders of Parent Common Stock and the holders of Company Common Stock, respectively, shall also receive a regular dividend for such calendar quarter prior to the Closing Date in order to ensure that the common shareholders of the Company and the common stockholders of Parent receive the same number of such dividends (or partial dividends as applicable) prior to the Effective Time; provided that Parent shall determine the date of its regular quarterly dividend; provided further that the amount of any such quarterly dividend declared by Company shall be consistent with Permitted Company Dividends and the amount of any such quarterly dividend declared by Parent shall be consistent with Permitted Parent Dividends.
(b)    In the event that a distribution with respect to shares of Company Common Stock permitted under the terms of this Agreement has (i) a record date prior to the Effective Time and (ii) has not been paid prior to the Effective Time, such distribution shall be paid by the Company immediately prior to the Effective Time.
(c)    Notwithstanding anything to the contrary contained in this Agreement, to the extent the Special Dividend Amount is greater than $0, the Company shall declare a dividend in the amount equal to the Special Dividend Amount (the “Special Dividend”) which shall be payable to the holders of Company Common Stock as of immediately prior to the Effective Time.
6.13    Parent Written Consent. As promptly as reasonably practicable following the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub shall execute and deliver, a written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, and promptly provide evidence thereof to the Company.
6.14    Certain Merger Sub Matters. Parent shall take all actions necessary to cause (a) the due, prompt and faithful performance and discharge by, and compliance with, all of the obligations, covenants, terms, conditions and undertakings of Merger Sub under this Agreement in accordance with the terms hereof, including any such obligations, covenants, terms, conditions and undertakings that are required to be performed discharged or complied with following the Effective Time and (b) ensure that, prior to the Effective Time, Merger Sub shall not conduct any business, or incur or guarantee any indebtedness (other than, in each case, (x) any guarantees required by the terms of any of Parent’s Existing Financings or (y) any guarantees in connection with any Financing Transaction) or make any investments, other than as specifically contemplated by this Agreement. Any consent or waiver by Parent under this Agreement shall be deemed to also be a consent or waiver by Merger Sub.

6.15    Delisting and Deregistration. Prior to the Closing Date, the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary or advisable on its part, or as reasonably requested by Parent, under applicable Laws, including, for the avoidance of doubt, the rules and policies of NYSE, to enable the delisting by the Surviving Corporation of the Company Common Stock from NYSE as of or as promptly as practicable after the Effective Time and to facilitate the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after the Effective Time.
6.16    Stock Exchange Listing. Parent shall use its commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance.
6.17    Financing Cooperation.
(a)    Prior to the Closing, (x) in the event that Parent determines, in its sole discretion to obtain debt financing on or prior to the Closing for the purpose of (i) paying any amounts required to consummate and perform its obligations with respect to the Merger and the other transactions contemplated hereby (including in respect of any amounts to be paid under the Debt Payoff Letters) or (ii) refinance, amend, extend or replace any of Parent’s or any of the Parent Subsidiaries’ existing credit facilities or indentures (as amended from time to time, the “Existing Financings”) or any other existing indebtedness of the Company or any Company Subsidiary, (y) in connection with any actions to be taken under the Company Notes Indentures for the Company Notes to remain outstanding on and after the Closing Date, or (z) otherwise, as the Parent deems reasonably necessary for it to comply with its obligations under its Existing Financings (the transactions pursuant to clauses (x), (y) and (z) collectively, the “Financing Transactions”). The Company shall use commercially reasonable efforts, and shall cause the Company Subsidiaries and its and their respective Representatives to use their commercially reasonable efforts, to provide all customary cooperation reasonably requested by Parent in connection with any Financing Transactions (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries), in each case, at Parent’s sole cost and expense, including, to the extent so requested, by using commercially reasonable efforts to:
(i)    furnish Parent and the Debt Financing Sources with such customary financial information regarding the Company and the Company Subsidiaries as may be reasonably requested by Parent for the consummation of any Financing Transactions;
(ii)    provide customary assistance to Parent with respect to the providing of guarantees by the Company and the Company Subsidiaries and the granting of security interests in and perfecting any liens on, the assets of the Company and the Company Subsidiaries, in each case, in connection with any Financing Transactions; provided that any such guarantees, grant of security interests or perfection of liens shall be effective no earlier than as of Closing;

(iii)    cooperate with the marketing efforts of Parent and the Debt Financing Sources, in each case, in connection with any Financing Transactions;
(iv)    make appropriate members of senior management of the Company available at reasonable times and locations and upon reasonable prior notice, to participate in a reasonable number, of meetings (including one-on-one meetings or conference calls with any Debt Financing Sources), sessions with prospective financing sources and due diligence sessions and other syndication activities; provided that any such meeting or communication may be conducted virtually by videoconference or other media;
(v)    cooperate with Parent in taking any steps necessary under the Company Notes Indentures (including delivery of any notices and officer’s certificates to the trustee under the Company Notes Indentures) in connection with any Financing Transactions;
(vi)    provide, at least three (3) Business Days prior to the Closing Date (to the extent reasonably requested from the Company at least ten (10) Business Days prior to the Closing Date), any information required by applicable “know your customer”, beneficial ownership and anti-money laundering rules and regulations relating to the Company or the Company Subsidiaries in connection with any Financing Transaction; or
(vii)    at the reasonable request of Parent, consent to the reasonable use of the Company’s logos in connection any Financing Transaction; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company’s reputation or goodwill.
For the avoidance of doubt, the parties acknowledge and agree that the provisions contained in this Section 6.17(a) represent the sole obligation of the Company and the Company Subsidiaries with respect to cooperation in connection with any Financing Transaction. Parent acknowledges and agrees that no Financing Transaction is a condition to Closing and that the consummation of the transactions contemplated by this Agreement shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) any Financing Transaction except as provided for in Section 6.17(b).
(b)    Notwithstanding anything to the contrary in Section 6.17, none of the Company nor any of the Company Subsidiaries or their respective Representatives shall be required to take or permit the taking of any action pursuant to this Section 6.17 that would:
(i)    cause any representation or warranty, covenant or other term in this Agreement to be breached by any of the Company or cause any condition set forth in Article 7 to fail to be satisfied,

(ii)    require the Company to waive or amend any terms of this Agreement or agree to pay any commitment or other similar fee or incur any other expense, liability or obligation (other than the obligations expressly contemplated by this Section 6.17) in connection with any Financing Transaction or have any obligation of the Company or any of the Company Subsidiaries or their respective Representatives under any agreement, certificate, document or instrument (other than (x) executing customary bank authorization letters, (y) executing any notices of repayment or redemption delivered in advance of the Closing, where such redemption or repayment that will occur at the Closing and (z) any agreement, certificate, document or instrument that will be effective at the Closing),
(iii)    reasonably be expected to result in any director, officer, employee or shareholders of the Company or any of the Company Subsidiaries or representatives to incur any personal liability,
(iv)    conflict with or violate, or would reasonably be expected to conflict with or violate, its organizational documents, any applicable Law or Contract of the Company or of the Company Subsidiaries or any confidentiality obligation to which they are subject,
(v)    provide access to or disclose information that the Company or the Company Subsidiaries determine would reasonably be likely to result in loss or waiver of or otherwise jeopardize any attorney-client privilege, attorney work product or other applicable privilege or protection of the Company or the Company Subsidiaries,
(vi)    require the Company or the Company Subsidiaries to adopt any resolution or take any similar actions in approving any Financing Transaction, other than any resolution or action that would be effective on the Closing Date,
(vii)    require the Company or the Company Subsidiaries to deliver or obtain opinions of internal or external counsel (other than any opinion in connection with any Financing Transaction pursuant to clause (y) of the definition thereof, so long as such opinion would be delivered only on or after the Closing Date), or
(viii)    require the Company or the Company Subsidiaries to deliver any financial statements which are not prepared by the Company or the Company Subsidiaries in the ordinary course of business at the time requested by the Parent.

(c)    Parent shall, promptly on written request by the Company, reimburse the Company or any of the Company Subsidiaries for all reasonable out-of-pocket and documented costs (including but not limited to reasonable attorneys’ and accountants’ fees and trustee fees) incurred by them or their respective Representatives in connection with any Financing Transaction or with any such cooperation contemplated by this Section 6.17 and shall indemnify, defend and hold harmless the Company, the Company Subsidiaries and their respective representatives and each of the their respective present and former directors, officers, employees and agents (collectively, the “Financing Indemnified Parties”) from and against any and all costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and liabilities suffered or incurred by any of them in connection with the arrangement and consummation of any Financing Transaction and any information used in connection therewith (other than to the extent arising from fraud by the Company or any of the Company Subsidiaries or its or their Representatives, as determined in a final judgment by a court of competent jurisdiction). This Section 6.17(c) shall survive the termination of this Agreement.
(d)    Notwithstanding anything to the contrary in this Agreement, the Company and the Company Subsidiaries and its and their Representatives shall be deemed to have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by it under this Section 6.17 for the purposes of, and any breach by the Company or its Subsidiaries or its Representatives of any of the covenants required to be performed by it under this Section 6.17 shall not be considered in, determining the satisfaction of any condition to Closing set forth in this Agreement, including the condition to Closing set forth in Section 7.2(b), or in determining the entitlement of the Parent Parties to terminate this Agreement, including any entitlement to termination arising from Section 8.1, nor the cause thereof, nor entitle any Parent Party to damages under this Agreement, other than, for purposes of (x) determining the satisfaction of the condition to Closing set forth in Section 7.2(b), (y) the entitlement of the Parent Parties to terminate this Agreement, or (z) determining damages under Section 8.2 in each case, as a result of a Willful and Material Breach of this this Section 6.17 by the Company or its Subsidiaries.
6.18    Resignation of Directors. The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Effective Time the resignation of each individual (as requested by Parent) who is a director of any of the Company or the Company Subsidiaries, effective as of the Effective Time.
Article 7
CONDITIONS TO CONSUMMATION OF THE MERGER
7.1    Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:
(a)    Company Shareholder Approval: The Company shall have obtained the Required Company Vote at the Company Shareholders Meeting (as such meeting may have been adjourned or postponed in accordance with this Agreement);

(b)    No Injunctions or Restraints: (i) The consummation of the Merger shall not then be restrained, enjoined or prohibited by any Order or any other action (whether preliminary or permanent) of a Governmental Entity of competent jurisdiction (in each case, exclusive of any Orders or other actions related to Competition Laws, other than Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule), and (ii) there shall not be in effect any Law promulgated, enacted or enforced by a Governmental Entity of competent jurisdiction (in each case, exclusive of any Competition Laws, other than Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule) that remains in effect and that makes the Merger illegal or otherwise prevents the consummation of the Merger (each of clauses (i) or (ii), a “Legal Impediment”);
(c)    Competition Law: (i) Any waiting period under the HSR Act and any extensions thereof with respect to the Merger and any commitment to, or agreement with, any Governmental Entity in connection with a Competition Law set forth in Section 3.5(b) of the Company Disclosure Schedule to delay the consummation of, or not to consummate before a certain date, the Merger shall have expired or been terminated and (ii) any consents, authorizations, approvals, orders, filings and declarations relating to the Merger pursuant to a Competition Law set forth in Section 3.5(b) of the Company Disclosure Schedule shall have been filed, occurred or been obtained (or any applicable waiting period thereunder shall have expired or been terminated), as applicable;
(d)    Exchange Listing: The shares of Parent Common Stock to be issued in the Merger shall have been authorized and approved for listing on the NYSE, subject to official notice of issuance; and
(e)    Registration Statement: The Registration Statement shall have been declared effective by the SEC under the Securities Act and shall not be the subject of any stop order and no proceeding for that purpose shall have been initiated or be threatened in writing by the SEC with respect to the Registration Statement that has not been withdrawn.
7.2    Additional Conditions to Obligations of the Parent Parties. The respective obligations of each Parent Party to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties of the Company: (i) Any representation or warranty of the Company contained in Section 3.2(a) and Section 3.2(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, (ii) any representation or warranty of the Company contained in Section 3.1(a), Section 3.1(b), the first sentence of Section 3.2(c), Section 3.3, Section 3.4(a), Section 3.22, Section 3.24 and Section 3.27 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), (iii) any representation or warranty of the Company contained in Section 3.8(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date, and (iv) any other representation and warranty of the Company contained in Article 3 (except for those representations and warranties set forth in the foregoing clauses (i) through (iii)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Company Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Company Material Adverse Effect;
(b)    Performance of Obligations of the Company: The Company shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by it under this Agreement at or prior to the Closing;
(c)    No Material Adverse Effect: Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or any Effect that would individually or in the aggregate reasonably be expected to have a Company Material Adverse Effect; and
(d)    Certificate: The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by an executive officer of the Company, certifying that the conditions provided in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.
7.3    Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)    Representations and Warranties of Parent: (i) Any representation or warranty of the Parent Parties contained in Section 4.2(a), Section 4.2(b) and Section 4.2(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except for de minimis inaccuracies, (ii) any representation or warranty of Parent contained in Section 4.1(a), Section 4.1(b), Section 4.2(d), Section 4.3, Section 4.4(a), Section 4.11, Section 4.12, and Section 4.14 shall be true and correct in all material respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), (iii) any representation or warranty of Parent contained in Section 4.8(c) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date and (iv) any other representation and warranty of the Parent Parties contained in Article 4 (except for those representations and warranties set forth in the foregoing clauses (i) and (ii)) shall be true and correct in all respects (without giving effect to any qualifications as to materiality or Parent Material Adverse Effect or other similar qualifications contained therein) as of the date of this Agreement and as of the Closing Date with the same force and effect as if made on and as of such date (or, in the case of such representations and warranties that address matters only as of a particular date or time, as of such date or time), except to the extent that any failures of such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not be expected to have a Parent Material Adverse Effect;
(b)    Performance of Obligations of the Parent Parties: The Parent Parties shall have performed or complied in all material respects with all covenants and agreements to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)    No Material Adverse Effect: Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect or any Effect that would individually or in the aggregate reasonably be expected to have a Parent Material Adverse Effect;
(d)    Certificate. Parent shall have delivered to Company a certificate, dated as of the Closing Date and signed by an executive officer of Parent, certifying that the conditions provided in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied; and
(e)    Company Tax Opinion. The Company shall have received the Company Tax Opinion.
Article 8
TERMINATION, AMENDMENT AND WAIVER
8.1    Termination. This Agreement may be terminated prior to the Effective Time, and the Merger and the other transactions contemplated hereby may be abandoned:

(a)    Mutual Consent: By mutual written consent of Parent and the Company;
(b)    Outside Date: By either the Company or Parent if the Effective Time shall not have occurred on or before January 13, 2027 (the “Initial Outside Date”); provided, that, if (i) on the Initial Outside Date the conditions set forth in Section 7.1(b) (to the extent related to the Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule), or Section 7.1(c) shall not be satisfied but all other conditions to the Closing set forth in Article 7 either have been satisfied (other than Section 7.1(d), Section 7.1(e) and the other conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub or the Company, as applicable, then the Initial Outside Date shall automatically be extended to July 13, 2027 (the “First Extended Outside Date”), (ii) on the First Extended Outside Date the conditions set forth in Section 7.1(b) (to the extent related to the Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule) or Section 7.1(c) shall not be satisfied but all other conditions to the Closing set forth in Article 7 either have been satisfied (other than Section 7.1(d) or Section 7.1(e) and the other conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub or the Company, as applicable, then the First Extended Outside Date shall automatically be extended to January 13, 2028 (the “Second Extended Outside Date”), or (iii) on the Second Extended Outside Date the conditions set forth in Section 7.1(b) (to the extent related to the Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule) or Section 7.1(c) shall not be satisfied but all other conditions to the Closing set forth in Article 7 either have been satisfied (other than Section 7.1(d) or Section 7.1(e) and the other conditions that by their nature can only be satisfied on the Closing Date) or waived by Parent, Merger Sub or the Company, as applicable, then the Second Extended Outside Date shall automatically be extended to April 13, 2028 (the “Third Extended Outside Date” and together with the Initial Outside Date, the First Extended Outside Date and the Second Extended Outside Date, the “Outside Date”), in each case, unless Parent and the Company mutually agree in writing to an earlier Outside Date; provided, further, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any of its obligation under this Agreement is the primary cause of the failure of the Effective Time to occur on or before the Initial Outside Date, the First Extended Outside Date, the Second Extended Outside Date or the Third Extended Outside Date, as the case may be;

(c)    Legal Impediment: By either the Company or Parent, if any Legal Impediment permanently restraining, enjoining or otherwise prohibiting or making illegal either of the Merger or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable such that the condition specified in Section 7.1(b) would not be satisfied at the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to any party whose material breach of any of its obligations under this Agreement is the primary cause of, or resulted in, the issuance of such Legal Impediment;
(d)    Required Vote: By either the Company or Parent if the Required Company Vote shall not have been obtained upon a vote taken thereon at the Company Shareholders Meeting (as such meeting may have been adjourned or postponed);
(e)    Change of Board Recommendation:
(i)    By the Company, at any time prior to the time the Required Company Vote is obtained, if (A) the Company Board shall have effected, and not withdrawn, a Change of Board Recommendation and has authorized the Company to enter into, and the Company substantially concurrently enters into, a definitive agreement with respect to a Superior Proposal, (B) the Company shall have complied in all material respects with its obligations under Section 6.3, and (C) the Company shall have paid any amounts due pursuant to Section 8.3 in accordance with the terms, and at the times, specified therein; provided, that this Company’s right to terminate pursuant to this Section 8.1(e)(i) shall expire when the Required Company Vote is obtained; or
(ii)    By Parent, at any time prior to the time the Required Company Vote is obtained, if the Company Board shall have effected, and not withdrawn, a Change of Board Recommendation or the Company shall have approved or adopted, or recommended the approval or adoption of, any definitive agreement with respect to a Superior Proposal;
(f)    Company Breach: By Parent, if: (i) there has been a breach by the Company of its representations, warranties, agreements or covenants contained in this Agreement such that any condition in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent shall have delivered to the Company written notice of such breach and (iii) such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.1 or Section 7.2 prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.1 or Section 7.2 by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) thirty (30) days following the date of delivery of such written notice to Parent; provided that, Parent may not terminate this Agreement pursuant to this Section 8.1(f) if Parent is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would cause any of the conditions set forth in Section 7.1 or Section 7.3 not to be satisfied while such breach is continuing; or

(g)    Parent Breach: By the Company, if: (i) there has been a breach by any Parent Party of any of their representations, warranties, agreements or covenants contained in this Agreement such that any condition in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company shall have delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.1 or Section 7.3 prior to the Outside Date or otherwise is not cured in a manner sufficient to allow satisfaction of the conditions set forth in Section 7.1 or Section 7.3 by the earlier of (x) the Business Day prior to the applicable Outside Date or (y) or at least thirty (30) days following the date of delivery of such written notice to Parent; provided that, the Company may not terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or agreement set forth in this Agreement that would cause any of the conditions set forth in Section 7.1or Section 7.2 not to be satisfied while such breach is continuing.
8.2    Effect of Termination. In the event of the valid termination of this Agreement by either the Company or Parent as provided in Section 8.1, written notice thereof shall be given by the terminating party to the other parties specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall become void and there shall be no liability or obligation on the part of any party or their respective Subsidiaries, officers, directors, Parent Representatives or Company Representatives, as applicable, except with respect to Section 6.2(b), Section 6.6, this Section 8.2, Section 8.3, Section 8.4 and Article 9 which shall, in each case, survive termination of this Agreement. Subject to Section 8.3 and Section 8.4, nothing herein shall relieve any party for liabilities or damages incurred or suffered (including the loss to the stockholders of Parent or shareholders of the Company, as applicable, of the benefits of the transactions contemplated by this Agreement) as a result of a Willful and Material Breach or Fraud by the Company, on the one hand, or a Parent Party, on the other hand. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement or the Clean Team Agreement, all of which obligations shall survive the termination of this Agreement in accordance with their terms.
8.3    Company Termination Fee.
(a)    If this Agreement is terminated by the Company pursuant to Section 8.1(e)(i) (Superior Proposal) or by Parent pursuant to Section 8.1(e)(ii) (Change of Board Recommendation), then the Company shall pay, or cause to be paid, to Parent prior to or concurrently with such termination a termination fee equal to $64,000,000 (the “Company Termination Fee”).

(b)    If this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) (Outside Date), or Section 8.1(d) (Required Vote) or by Parent pursuant to Section 8.1(f) (Company Breach), and, in any such case, (i) an Acquisition Proposal shall have been publicly disclosed or announced, and shall not have been publicly withdrawn, in each case, after the date hereof and prior to the time of the Company Shareholders Meeting (in the case of termination pursuant to Section 8.1(d) (Required Vote)) or prior to such termination (in the case of termination pursuant to Section 8.1(b) (Outside Date) or Section 8.1(f) (Company Breach)) and (ii) within twelve (12) months following such termination, the Company or any Company Subsidiary enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal (in each case, whether or not such Acquisition Proposal is the same as the original Acquisition Proposal publicly disclosed or announced), then the Company shall pay, or caused to be paid, to Parent the Company Termination Fee immediately prior to and as a condition to the consummation of such transaction. For purposes of this Section 8.3(b), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 9.4, except that the references to “20%” shall be deemed to be references to “50%”.
(c)    All payments under this Section 8.3 shall be made by wire transfer of immediately available funds to an account designated in writing by Parent.
(d)    Each of the parties acknowledges and agrees (i) that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, (ii) that without these agreements the parties would not enter into this Agreement, and (iii) that the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parent Parties in the circumstances in which such Company Termination Fee is payable. For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(e)    Notwithstanding anything to the contrary contained herein, in the event that the Company Termination Fee is actually paid to Parent pursuant to this Agreement, such payment of the Company Termination Fee shall be the sole and exclusive remedy of the Parent Parties and their respective Subsidiaries against the Company and its Subsidiaries for all losses, damages, costs or expenses in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement, including the Merger (or the failure of such transactions to occur for any reason or for no reason) or any breach of any covenant or agreement or otherwise in respect of this Agreement or any representation (whether oral or written) made or alleged to be made in connection herewith, and, notwithstanding anything to the contrary set forth herein (including Section 8.2), upon payment of the Company Termination Fee, neither the Company nor its Subsidiaries shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger, and Parent or any of its Subsidiaries shall not seek or be entitled to recover any other damages.

(f)    If the Company fails to pay the Company Termination Fee when due, and, in order to obtain such payment, Parent commences a Proceeding that results in a final unappealable judgment against the Company for the Company Termination Fee, the Company shall pay to Parent, together with the Company Termination Fee (A) interest on any such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to the Prime Rate and (B) Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding (it being understood and agreed that the Company shall not be required to reimburse Parent for any premium, success fee, contingent fee or other similar fee, commission or payment incurred by Parent in connection with the collection of such overdue amount or the enforcement by Parent of its rights under this Section 8.3).
8.4    Parent Termination Fee.
(a)    If this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b) (Outside Date) or Section 8.1(c) (Legal Impediment), and in either case, at the time of such termination, the condition set forth in Section 7.1(b) (to the extent related to the Competition Laws set forth in Section 3.5(b) of the Company Disclosure Schedule) or Section 7.1(c) shall not be satisfied, but all other conditions to the Closing set forth in Section 7.1 and Section 7.2 either have been satisfied (or would be capable of being satisfied if the Closing Date were the date of such termination) or waived (other than Section 7.1(d), Section 7.1(e) or the other conditions that by their nature can only be satisfied on the Closing Date), then Parent shall pay, or cause to be paid, to the Company prior to or concurrently with such termination a termination fee equal to $80,000,000 (the “Parent Termination Fee”).
(b)    All payments under this Section 8.4 shall be made by wire transfer of immediately available funds to an account designated in writing by the Company.
(c)    Each of the parties acknowledges and agrees (i) that the agreements contained in this Section 8.4 are an integral part of the transactions contemplated by this Agreement, (ii) that without these agreements the parties would not enter into this Agreement, and (iii) that the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Company in the circumstances in which such Parent Termination Fee is payable. For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)    Notwithstanding anything to the contrary contained herein, in the event that the Parent Termination Fee is actually paid to the Company pursuant to this Agreement, such payment of the Parent Termination Fee be the sole and exclusive remedy of the Company and its Subsidiaries against the Parent Parties and their respective Subsidiaries for all losses, damages, costs or expenses in respect of this Agreement (or the termination thereof) or the transactions contemplated by this Agreement, including the Merger (or the failure of such transactions to occur for any reason or for no reason) or any breach of any covenant or agreement or otherwise in respect of this Agreement or any representation (whether oral or written) made or alleged to be made in connection herewith, and, notwithstanding anything to the contrary set forth herein (including Section 8.2), upon payment of the Parent Termination Fee, none of the Parent Parties or any of their respective Subsidiaries shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Merger, and the Company or any of its Subsidiaries shall not seek or be entitled to recover any other damages.
(e)    If Parent fails to pay the Parent Termination Fee when due, and, in order to obtain such payment, the Company commences a Proceeding that results in a final unappealable judgment against Parent for the Parent Termination Fee, Parent shall pay to the Company, together with the Parent Termination Fee (A) interest on any such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the Prime Rate and (B) the Company’s costs and expenses (including reasonable attorneys’ fees) in connection with such Proceeding (it being understood and agreed that Parent shall not be required to reimburse the Company for any premium, success fee, contingent fee or other similar fee, commission or payment incurred by the Company in connection with the collection of such overdue amount or the enforcement by the Company of its rights under this Section 8.4).

Article 9
GENERAL PROVISIONS
9.1    Non-Survival of Representations and Warranties. None of the representations, warranties or covenants in this Agreement (or in any instrument delivered pursuant to this Agreement) shall survive the Effective Time except that this Section 9.1 shall not limit any covenant, obligation or agreement of the parties or other provision herein which by its terms applies or contemplates performance in whole or in part after the Effective Time, which shall survive in accordance with its terms.
9.2    Fees and Expenses. Except for (a) the expenses in connection with filing, printing and mailing the Proxy Statement/Prospectus and Registration Statement and any other filings required in connection with the actions specified in Section 6.1, (b) all SEC filing fees relating to the Merger and the transactions contemplated by this Agreement and (c) the filing fees in connection with the approvals required under Section 7.1(c) related to the Merger and the transactions contemplated by this Agreement (each of which filing fees and expenses shall be borne, in each case, by Parent), all fees and expenses, including fees and expenses incurred in connection with the preparation, negotiation, execution and performance of this Agreement and the consummation of the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Merger is consummated.
9.3    Notices(a)    . Any notices or other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in Person (with written confirmation of receipt), (b) on the next Business Day if transmitted by national overnight courier (with written confirmation of delivery) or (c) on the date delivered if sent by email during normal business hours of the recipient on a Business Day and otherwise on the next Business Day (to the extent no “bounce back” or similar message indicating non-delivery is received with respect thereto), in each case, as follows (or to such other Persons or addressees as may be designated in writing by the party to receive such notice in accordance with this Section 9.3):
If to any Parent Party, addressed to it at:
Somnigroup International Inc.
100 Crescent Ct. Suite 700
Dallas, Texas 75201
Attention:     General Counsel, Somnigroup
Email:         ***

with a copy to (for information purposes only):
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Attention:     Paul J. Shim
Timothy J. Saviola
Michael Saliba
Email:         pshim@cgsh.com
tsaviola@cgsh.com
msaliba@cgsh.com
If to the Company, addressed to it at:
Leggett & Platt, Incorporated
1 Leggett Road
Carthage, Missouri 64836
Attention:     Jennifer Davis
Email:         ***

with a copy to (for information purposes only):
Latham & Watkins LLP
330 North Wabash Avenue, Suite 2800
Chicago, Illinois 60611
Attention:    Bradley Faris
        Christopher Drewry
Sean Parish
Email:        bradley.faris@lw.com
        christopher.drewry@lw.com
        sean.parish@lw.com

9.4    Certain Definitions. For purposes of this Agreement, the term:
“Acceptable Confidentiality Agreement” means a confidentiality agreement entered into by the Company with any Person after the date hereof that contains (a) customary limitations on the use and disclosure of all non-public information furnished to such Person by or on behalf of the Company and (b) confidentiality, non-use and other provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement in effect immediately prior to the execution of this Agreement; provided, that any such confidentiality agreement need not contain any standstill provision and shall not include any provision conflicting with or otherwise impairing the Company’s ability to comply with its obligations under this Agreement.

“Acquisition Proposal” means any inquiry, indication of interest, offer or proposal from any Person or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent and the Parent Subsidiaries) contemplating or otherwise relating to any transaction or a series of related transactions involving (a) any merger, consolidation, amalgamation, plan or scheme of arrangement, share exchange, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company; (b) any sale, lease, exchange, transfer, license or disposition of any business or businesses or assets of the Company (including Equity Interests of a Company Subsidiary) or the Company Subsidiaries that constitute or account for twenty percent (20%) or more of the consolidated assets (measured based on fair market value as of the date of such sale or disposition) or consolidated net revenues or consolidated net income (in each case, measured based on the twelve (12) full calendar months prior to the date of determination) of the Company and the Company Subsidiaries; (c) any direct or indirect purchase or other acquisition by any Person or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) of twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing twenty percent (20%) or more of the voting power of the Company after giving effect to the consummation of such purchase or other acquisition, including pursuant to an issuance by the Company or a tender offer or exchange offer by any Person or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” of Persons (as defined in Section 13(d)(3) of the Exchange Act) beneficially owning twenty percent (20%) or more of the outstanding Company Common Stock or securities of the Company representing twenty percent (20%) or more of the voting power of the Company after giving effect to the consummation of such tender offer or exchange offer; or (d) any combination of the foregoing (in each case, other than the Merger or any other transaction involving solely the Company and one or more of the wholly owned Company Subsidiaries or solely among wholly owned Company Subsidiaries).
“affiliate” means, as to any Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, prior to the Closing, (a) neither Parent nor any Parent Subsidiary shall be deemed to be affiliates of the Company or any Company Subsidiary and (b) neither the Company nor any Company Subsidiary shall be deemed to be affiliates of Parent or any Parent Subsidiary.
“Anti-Corruption Laws” means all U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the UK Bribery Act 2010, as amended.
“beneficial ownership” (and related terms such as “beneficially owned” or “beneficial owner”) has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Business Day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Collective Bargaining Agreement” means any collective bargaining agreement, labor agreement, works council agreement or other labor related Contract with any Union.
“Commercial Paper Facility” means that certain Issuing and Paying Agent Agreement, dated as of December 2, 2014, by and between U.S. Bank National Association and the Company regarding the commercial paper program of the Company (the “Issuing and Paying Agent Agreement”), and the Amended and Restated Commercial Paper Dealer Agreement, concerning notes to be issued pursuant to the Issuing and Paying Agent Agreement.
“Company Benefit Plan” means each (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, including employer stock and incentive plans, (c) severance, change in control, employment, individual consulting, pension, retirement, profit sharing, retention or termination plan, program, agreement, policy or arrangement or (d) other compensation or benefit plan, program, agreement, policy, practice, contract or arrangement and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, stock purchase, health, medical, dental, vision, or other health plans, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements, in any case, whether written or not written, and other than any statutory plan, program, or arrangement that is required under applicable Laws and maintained by any Governmental Entity and other than any Multiemployer Plan, that is sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of the Company Subsidiaries for the benefit of or relating to any current or former employee, officer, director, or other individual service provider of the Company or any Company Subsidiary or the beneficiaries or dependents of any such individual, or with respect to which the Company has any liability.
“Company Credit Facilities” means the Company’s Revolving Credit Facility and the Company’s Commercial Paper Facility.
“Company DSP” means the Company’s Discount Stock Plan, as amended and restated on November 5, 2024.
“Company Equity Award” means each Company Option, Company RSU Award, Company PSU Award and Company Restricted Share.
“Company Equity Plan” means the Company’s Flexible Stock Plan, as amended and restated, effective as of May 7, 2025.

“Company Joint Venture” means any incorporated (or similarly formed) joint venture, teaming, partnership, or other similar agreements, arrangements or understandings and all other material joint venture, teaming, partnership, or other similar agreements, arrangements or understandings, in each case, involving a sharing of profits, losses, costs or liabilities in which the Company or any Company Subsidiary holds at least five percent (5%) of the equity or other participating rights or interests. For the avoidance of doubt, no wholly owned Company Subsidiary shall be deemed to be Company Joint Venture.
“Company Material Adverse Effect” means any change, event, occurrence, state of facts, condition or development (an “Effect”) that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have or result in a material adverse effect on the business, financial condition, capitalization, assets, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole, Effects to the extent arising out of, or resulting from or attributable to the following shall not constitute or be deemed to contribute to a Company Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) below shall be considered to the extent such Effect disproportionately adversely impacts the Company or the Company Subsidiaries, taken as a whole, relative to the other companies operating in the same industries (and in which case, only the extent of such disproportionate impact shall be taken into account): (a) changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal or modification of any Law (or the enforcement thereof) by any Governmental Entity, in each case, after the date hereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates or tariffs in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which the Company or the Company Subsidiaries operate in the United States or globally, in each case, after the date hereof, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, in each case, after the date hereof, (d) actions or omissions expressly required of the Company under this Agreement or taken or not taken at the express request of, or with the prior written consent or prior written approval of, Parent after the date of this Agreement (or, in the case of any action where the consent of Parent was requested in writing in accordance with Section 5.1, where Parent’s consent was unreasonably withheld, delayed or conditioned), (e) the negotiation, announcement or pendency of this Agreement and the transactions contemplated hereby, including (i) the identity of, or the effect of any fact or circumstance relating to, Parent and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, vendors, lenders, employees or partners attributable to, or taken in response to, the public announcement of this Agreement and the transactions contemplated hereby; provided, that the exception set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law with respect to this Agreement or the transactions contemplated hereby, (g) changes in the trading price or trading volume of Company Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Company Material Adverse Effect has occurred (to the extent not otherwise excluded from the definition of Company Material Adverse Effect), (h) any failure by the Company or any of the Company Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided, that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred (to the extent not otherwise excluded from the definition of Company Material Adverse Effect), or (i) any action taken by Parent or its affiliates with respect to the commercial relationship between Parent and the Company and their respective affiliates.
“Company Notes” means each of Company’s $500,000,000 3.50% Senior Notes due 2051, the Company’s $500,000,000 4.40% Senior Notes due 2029 and the Company’s $500,000,000 3.50% Senior Notes due 2027.
“Company Notes Indentures” means each indenture and supplemental indenture in respect of the Company Notes.
“Company Option” means an option to acquire shares of Company Common Stock granted under the Company Equity Plan.
“Company Owned Intellectual Property” means all Intellectual Property that is owned by the Company or any of the Company Subsidiaries, including the Company Registered Intellectual Property.
“Company PSU Award” means an award of performance stock units with respect to shares of Company Common Stock granted under the Company Equity Plan that is, at the time of determination, subject to performance-based vesting conditions (whether or not in addition to vesting conditions based on continued employment or service).
“Company Representatives” means the Company’s and the Company Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.
“Company Restricted Share” shall mean each share of Company Common Stock granted under the Company Equity Plan that is unvested and subject to vesting or transfer restrictions.
“Company RSU Award” means each (i) award of restricted stock units with respect to shares of Company Common Stock granted under the Company Equity Plan that is, at the time of determination, subject solely to vesting conditions based on continued employment or service (whether or not fully vested) and (ii) notional account in a Deferred Compensation Plan containing a Stock Unit (as defined in the applicable Deferred Compensation Plan), which Stock Unit tracks the value of a share of Company Common Stock.

“Company Subsidiary” means any Subsidiary of the Company.
“Company Tax Opinion” means the written opinion of the Company Tax Counsel, in a form reasonably satisfactory to the Company, dated as of the Closing Date, to the effect that, on the basis of the facts, representations and assumptions described or referred to in such opinion that are consistent with the state of facts existing at the Closing Date, the Merger will qualify for the Intended Tax Treatment; provided, that, in rendering the Company Tax Opinion, Company Tax Counsel may require and rely upon supporting certificates or letters (substantially in the form of Exhibit B-1 and Exhibit B-2 or Exhibit B-3 and Exhibit B-4, as applicable) duly executed by officers of the Parent Parties and the Company, respectively.
“Competition Laws” means (a) applicable supranational, national, federal, state, provincial or local Law designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolizing or restraining trade or lessening competition in any other country or jurisdiction, including the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act, in each case, as amended and other similar competition or antitrust laws of any jurisdiction other than the United States, and (b) all Laws or administrative processes governing the review, screening, approval, prohibition or imposition of conditions in relation to foreign or non-domestic investment or ownership in entities, assets, infrastructure or sectors of strategic or sensitive importance (including, for the avoidance of doubt, any foreign investment control, national security or public order screening regimes.
“Continuing Employee” means each employee of the Company or any of the Company Subsidiaries who is employed by the Company or any of the Company Subsidiaries as of immediately prior to the Effective Time and who continues to be actively employed by the Surviving Corporation (or any of its affiliates) on or following the Effective Time.
“Contract” or “Contracts” means any of the agreements, arrangements, contracts, leases (whether for real or personal property), powers of attorney, notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, covenants not to compete, employment agreements, licenses, purchase and sale orders and other legal commitments to which in each case a Person is a party or to which any of the properties or assets of such Person or its Subsidiaries are subject, whether written or oral.
“Debt Financing Sources” shall mean the parties acting as lead arrangers or agents for, and prospective lenders and investors with respect to, any Financing Transaction.
“Environmental Laws” means any and all applicable Laws which regulate or relate to pollution, protection or cleanup of the environment or human health and safety (as it relates to exposure to Hazardous Substances), including Laws related to the disposal, generation, use, treatment, storage, transportation, labeling, management, handling, Release or threatened Release of Hazardous Substances.

“Environmental Permits” means any permit, certificate, registration, approval, identification number, waiver, variance, exemption, license, clearance, or other authorization required under any applicable Environmental Law.
“Equity Interest” means any share, capital stock, partnership, limited liability company, member or similar equity or ownership interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity or ownership interest.
“ERISA” means the Employee Retirement Income Security Act of 1974 and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Ratio” means 0.1455.
“Existing Financing” has the meaning assigned to such term in Section 6.17(a).
“Financing Transaction” has the meaning assigned to such term in Section 6.17(a).
“Fraud” means, with respect to any Person, common law fraud under the Laws of the State of Delaware, by such Person in the making of the representations and warranties in this Agreement or any certificate executed and delivered by such Person pursuant to the terms of this Agreement.
“GAAP” means generally accepted accounting principles, as applied in the United States.
“Government Official” means (a) any officer or employee of a Governmental Entity or any department, agency or instrumentality thereof, including state-owned entities, or of a public organization; (b) any political party, political party official or candidate for political office; or political campaign; or (c) any person acting in an official capacity for or on behalf of any such government, department, agency, or instrumentality or on behalf of any such public organization.

“Governmental Entity” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, and any entity (including any professional or self-regulatory association or organization or private body) exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, or any stock exchange or self-regulatory organization.
“Hazardous Substances” means any material, substance, chemical or waste that is listed, defined or regulated as “hazardous,” “toxic,” a “pollutant,” or a “contaminant”, or words of similar regulatory meaning or effect, or for which liability or standards of care or a requirement for investigation or remediation are imposed (if a Release occurs), under any Environmental Law, including asbestos or asbestos-containing materials, petroleum or petroleum by-products, radioactive materials, per- and polyfluoroalkyl substances or polychlorinated biphenyls.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations thereunder.
“Intellectual Property” means all intellectual property rights, whether registered or unregistered, throughout the world, including all: (a) patents and patent applications, utility models and other intellectual property rights in inventions (whether or not patentable); (b) trademarks, service marks, trade dress, logos, slogans, brand names, trade names, Internet domain names, corporate names, and other indicia of source or origin, and all applications and registrations in connection therewith; (c) all copyrights, mask works, designs and other intellectual property rights in works of authorship and all applications and registrations in connection therewith; (d) intellectual property rights in software, data, databases, and technology; (e) internet domain names, (f) trade secrets, and other intellectual property rights in know-how and confidential or proprietary information and (g) any registrations of or applications to register any of the foregoing.

“Intervening Event” means any Effect that relates to and is material to the Company and the Company Subsidiaries, taken as a whole, that occurs or arising after the date hereof and that (a) was not known or reasonably foreseeable to the Company Board as of or prior to the date hereof (or, if known or reasonably foreseeable, the magnitude or consequences of which were not known or reasonably foreseeable by the Company Board as of or prior to the date hereof), and (b) does not involve or relate to (i) an Acquisition Proposal or the expected receipt, existence or terms of an Acquisition Proposal, (ii) the fact that the Company meets or exceeds any internal or published projections or forecasts or estimates of revenues, earnings or other financial results for any period ending on or after the date of this Agreement, (iii) changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or (iv) changes in the market price or trading volume of Parent Common Stock or any other securities of Parent or the failure of Parent to meet internal or securities analysts’ published projections of earnings, revenues or other financial results for any period ending on or after the date hereof (provided, however, that the underlying causes of such fact or change shall not be excluded by clauses (ii), (iii) or (iv) in determining whether an “Intervening Event” has occurred if not otherwise falling into the foregoing clauses (a) and (b) of this definition).
“IRS” means the United States Internal Revenue Service.
“Key Employee” means any employee of the Company holding the title of executive vice president or a more senior title.
“Knowledge” means (a) when used with respect to the Company, the actual knowledge, after reasonable inquiry of their direct reports, of the individuals listed in Section 9.4(a) of the Company Disclosure Schedule; and (b) when used with respect to Parent, the actual knowledge, after reasonable inquiry of their direct reports, of the individuals listed in Section 9.4(b) of the Parent Disclosure Schedule.
“Law” means any applicable international, national, provincial, state, municipal, local and common laws, statutes, ordinances, bylaws, rules, constitutional provisions, treaties, conventions, mandates, codes, edicts, regulations, ordinances or other requirements, legally binding guidance, consent permits, policies, restrictions or licenses of any Governmental Entity and any Orders, in each case, having the force of law.
“Lien” means any lien, mortgage, pledge, conditional or installment sale (or lease in the nature thereof) agreement, encumbrance, defect in title, covenant, condition, restriction, charge, option, right of first refusal, right of first offer, lease, sublease, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Multiemployer Plan” means a “multiemployer plan” (as defined in or within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA or Section 414(f) of the Code).
“NYSE” means the New York Stock Exchange (provided, that if NYSE is no longer the principal U.S. trading market for either the Parent Common Stock or the Company Common Stock, then “NYSE” shall be deemed to mean the principal U.S. national securities exchange registered under the Exchange Act on which the Parent Common Stock or the Company Common Stock, as the context requires, is then traded).
“Order” means any judgment, order, decision, writ, injunction, temporary restraining order, verdict, ruling, stipulation, rule, settlement, determination, decree or arbitration award issued or entered by or with any Governmental Entity.
“Parent Equity Awards” means each Parent Option, Parent RSU Award and Parent PSU Award.
“Parent Equity Plan” means Parent’s Amended and Restated 2013 Equity Incentive Plan, as amended and restated on May 5, 2025, as the same may be further amended or restated from time to time.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, has had or would reasonably be expected to have or result in a material adverse effect on the business, financial condition, capitalization, assets, operations or results of operations of Parent and the Parent Subsidiaries, taken as a whole, Effects to the extent arising out of, or resulting from or attributable to the following shall not constitute or be deemed to contribute to a Parent Material Adverse Effect, and shall not otherwise be taken into account in determining whether a Parent Material Adverse Effect has occurred or would reasonably be expected to occur, except that Effects with respect to clauses (a), (b) or (c) below shall be considered to the extent such Effect disproportionately adversely impacts Parent or the Parent Subsidiaries, taken as a whole, relative to the other companies operating in the same industries (and in which case, only the extent of such disproportionate impact shall be taken into account): (a) changes in Law or other legal or regulatory conditions (or the interpretation or enforcement thereof) or changes in GAAP or other accounting standards (or the interpretation or enforcement thereof), including the adoption, implementation, repeal or modification of any Law (or the enforcement thereof) by any Governmental Entity, in each case, after the date hereof, (b) changes in general economic, business, labor or regulatory conditions, or changes in securities, credit or other financial markets, including interests rates or exchange rates or tariffs in the United States or globally, or changes generally affecting the industries (including seasonal fluctuations) in which Parent or the Parent Subsidiaries operate in the United States or globally, in each case, after the date hereof, (c) changes in global or national political conditions (including the outbreak or escalation of war (whether or not declared), military action, sabotage or acts of terrorism), changes due to natural disasters or changes in the weather or changes due to the outbreak or worsening of an epidemic, pandemic or other health crisis, in each case, after the date hereof, (d) actions or omissions expressly required of any of the Parent Parties under this Agreement or taken or not taken at the express request of, or with the prior written consent or prior written approval of, the Company after the date of this Agreement (or, in the case of any action where the consent of the Company was requested in writing in accordance with Section 5.1, where the Company’s consent was unreasonably withheld, delayed or conditioned), (e) the negotiation, announcement or pendency of this Agreement and the transactions contemplated hereby, including (i) the identity of, or the effect of any fact or circumstance relating to, the Company and (ii) any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, vendors, lenders, employees or partners attributable to, or taken in response to, the public announcement of this Agreement and the transactions contemplated hereby; provided, that the exception set forth in this clause (e) shall not apply in connection with any breach or inaccuracy of a representation or warranty set forth in this Agreement expressly addressing the consequences of the announcement or existence of, compliance with or performance under, this Agreement, (f) any Proceeding arising from allegations of breach of fiduciary duty or violation of Law with respect to this Agreement or the transactions contemplated hereby, (g) changes in the trading price or trading volume of Parent Common Stock; provided, that the underlying cause of such change in trading price or trading volume may be taken into account in determining whether a Parent Material Adverse Effect has occurred (to the extent not otherwise excluded from the definition of Parent Material Adverse Effect), (h) any failure by Parent or any of the Parent Subsidiaries to meet any revenue, earnings or other financial projections or forecasts, provided, that the underlying cause of such failure may be taken into account in determining whether a Parent Material Adverse Effect has occurred (to the extent not otherwise excluded from the definition of Parent Material Adverse Effect), or (i) any action taken by the Company or its affiliates with respect to the commercial relationship between Parent and the Company and their respective affiliates.
“Parent Option” means an option to acquire shares of Parent Common Stock granted by Parent pursuant to the Parent Equity Plan.
“Parent PSU Award” means an award of restricted stock units with respect to shares of Parent Common Stock granted under the Parent Equity Plan that is, at the time of determination, subject to performance-based vesting conditions (whether or not in addition to vesting conditions based on continued employment or service).
“Parent Representatives” means Parent’s and the Parent Subsidiaries’ respective directors, officers, employees, accountants, consultants, legal counsel, investment bankers, advisors, agents and other representatives.
“Parent RSU Award” means an award of restricted stock units with respect to shares of Parent Common Stock granted by Parent pursuant to the Parent Equity Plan that is, at the time of determination, either vested in full or subject solely to vesting conditions based on continued employment or service.
“Parent Subsidiary” means any Subsidiary of Parent.

“Permitted Company Dividends” means regular quarterly dividends on shares of Company Common Stock, in an amount not in excess of $0.05 per share per calendar quarter, declared and paid in accordance with past practice with respect to timing of declaration and the amount thereof and made out of the Company’s available liquidity sources prior to the Effective Time, provided that the Company may increase the Permitted Company Dividend by up to $0.01 per share per calendar year.
“Permitted Liens” means (a) Liens for Taxes not yet due and payable or for the amount or validity of which is being timely contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the applicable Person, (b) Liens in favor of vendors, carriers, warehousemen, repairmen, mechanics, workmen, materialmen, construction or similar liens or encumbrances arising by operation of Law in the ordinary course of business for amounts not yet due and payable or for the amount or validity of which is being timely contested in good faith by appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP on the financial statements of the applicable Person, (c) Liens arising from transfer restrictions under securities Laws or related Laws of any jurisdiction, (d) nonexclusive licenses of Intellectual Property granted by the Company or the Company Subsidiaries in the ordinary course of business, and (e) (i) matters and other easements, rights of way, encroachments, encumbrances and other real property Liens disclosed in public records that, individually or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use, occupancy, or insurability of title of the Company Real Property subject thereto, (ii) Liens that would be disclosed by a current, accurate survey or physical inspection of the Company Real Property that, individually or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use, occupancy or insurability of title of the Company Real Property subject thereto, (iii) applicable building, zoning and land use regulations, that are not violated by any current use, occupancy or activity conducted at any Company Real Property in any material respect, (iv) Liens encumbering the fee interest in the property constituting Company Leased Real Property (as applicable) and Liens of landlord and sublandlords pursuant to the leases and subleases of the Company Leased Real Property (as applicable) that, individually or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use or occupancy of the Company Real Property subject thereto, and (v) other Liens, encumbrances, imperfections or other irregularities in title, restrictions and other encumbrances disclosed in public records that, individually or in the aggregate, do not interfere in any material respect with or otherwise impair in any material respect the use or occupancy of title of the Company Real Property to which they relate.
“Permitted Parent Dividends” means regular quarterly dividends on shares of Parent Common Stock, in an amount not in excess of (i) $0.17 per share for the first calendar quarter of fiscal year 2026 and (ii) for each subsequent calendar quarter thereafter, an amount per share not in excess of the cap applicable to the immediately preceding calendar quarter plus $0.02 per share, in each case, declared and paid in accordance with past practice with respect to timing of declaration and made out of Parent’s available liquidity sources prior to the Effective Time.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).
“Personal Information” means information that identifies relates to, describes or is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household or is otherwise considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Laws and Privacy Requirements.
“Prime Rate” means the rate per annum published in The Wall Street Journal from time to time as the prime lending rate prevailing during any relevant period.
“Privacy and Security Laws” means all applicable Laws relating to privacy, data security, data breach notification, or the Processing, storage, transmission, transfer, disclosure, use or retention of data, including Personal Information.
“Proceeding” means any action, suit, claim, hearing, arbitration, litigation, mediation, grievance, audit, examination or other proceeding, in each case, by or before any Governmental Entity.
“Processing” means any operation or set of operations which is performed on Personal Information, by any means, such as the use, collection, processing, storage, disclosure, dissemination, combination or disposal of such information.
“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, abandonment, deposit, disposal, discharge, dispersal, dumping, or leaching into or through the environment.
“Revolving Credit Facility” means that certain Fifth Amended and Restated Credit Agreement, dated as of July 24, 2025, by and among the Company, JPMorgan Chase Bank, N.A. and lender parties thereto.
“Sanctioned Country” means any country or territory that is the subject of comprehensive country-wide, territory-wide, or region-wide Sanctions (currently, Cuba, Iran, North Korea, and the Crimea, so-called Donetsk People’s Republic, so-called Luhansk People’s Republic regions of Ukraine, and the non-Ukrainian government-controlled regions of Kherson and Zaporizhzhia).
“Sanctioned Person” means any person with whom dealings are restricted or prohibited by Sanctions, including as a result of being (a) listed on any Sanctions-related list; (b) organized under the Laws of, located in, or a resident of a Sanctioned Country; or (c) the government of a Sanctioned Country or the Government of Venezuela; (d) directly or indirectly owned or controlled by, or acting or purporting to act on behalf of, a Person or Persons described in clauses (a), (b) or (c); or (e) any Person who is otherwise the subject or target of Sanctions.

“Sanctions” means all Laws relating to economic or financial sanctions, trade embargoes, or similar laws and regulations imposed, administered or enforced by the United States (including by the Office of Foreign Assets Control of the U.S. Department of the Treasury’s (OFAC) or the U.S. Department of State), the United Nations Security Council, Canada, the United Kingdom, the European Union, any European Union member state, or any other applicable Governmental Entity.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Security Incident” means any unauthorized intrusion, cyberattack or breach of security of the Company IT Assets and any unlawful or unauthorized access, use, loss, disclosure, theft, modification, corruption, destruction, compromise or the rendering unavailable or inaccessible (including through a ransomware attack) or Processing of data, including Personal Information stored on the Company IT Assets or otherwise stored, maintained, owned or Processed by or on behalf of the Company or the Company Subsidiaries.
“Special Dividend Amount” means an amount in cash equal to (i) the product of (A) six percent (6%) and (B) (1) the volume-weighted average price of Company Common Stock for the thirty (30) Trading Day period ending on (and including) the Trading Day immediately prior to the Closing Date, multiplied by (2) the number of shares of Company Common Stock outstanding as of immediately prior to the Effective Time, multiplied by (ii) a fraction, the numerator of which is the number of calendar days elapsed after the Special Dividend Date to and including the Closing Date and the denominator of which is three hundred sixty-five (365); provided, however, that the “Special Dividend Amount” means $0 if the Closing Date occurs on or prior to the Special Dividend Date (if any).
“Special Dividend Date” means the commencement date of any Proceeding (excluding an audit, investigation or examination) brought by the Department of Justice or Federal Trade Commission, under any applicable U.S. federal Competition Law, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Merger and the transactions contemplated by this Agreement.
“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, business trust or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) such Person and/or any Person that is a Subsidiary of such Person by reason of the application of clause (a) or clause (c) of this definition of “Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent or otherwise manages or controls such other Person (disregarding major decision and veto rights of other investors), or (c) such Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal (except the references therein to “20%” shall be replaced by “50%”) made by a third party after the date of this Agreement, on terms and conditions which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside counsel), taking into account the timing and likelihood of consummation relative to the Merger, (a) is reasonably likely to be consummated in accordance with its terms (taking into account all financial, regulatory, financing, conditionality, legal and other terms and conditions) and (b) if consummated, would reasonably be expected to result in a transaction that is more favorable, from a financial point of view, to the Company’s shareholders (in their capacity as such) than the Merger, taking into account all of the terms and conditions of such Acquisition Proposal and this Agreement (in each case, including all financial, regulatory, financing, conditionality, legal and other terms and conditions, and any proposal by Parent to amend or modify the terms of this Agreement made in accordance with Section 6.3(e)).
“Supply Agreement Amendment” means that certain Second Amendment to the Manufacturing and Product Supply Agreement, dated as of the date of this Agreement, between the Company, on the one hand, and Tempur Production USA, LLC, Sealy Mattress Manufacturing Company, LLC, Tempur Sherwood, LLC, Sealy Canada, Ltd., 1390658 Ontario Inc. d/b/a Tempur Canada and Comfort Revolution, LLC.
“Tax Return” means any report, return (including information return), claim for refund, election, estimated tax filing or declaration filed or required to be filed with a Governmental Entity responsible for the administration of Taxes, including any schedule or attachment thereto, and including any amendments thereof.
“Taxes” means (a) all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax or any other similar payment imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, personal property, real property, sales, use, net worth, capital stock, alternative or add-on minimum, environmental, use, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and estimated taxes, and (b) any interest, penalty, or additional amounts imposed with respect to any of the foregoing.

“Trade Compliance Laws” means any Laws relating to the regulation of customs, anti-boycott, imports, exports, re-exports, transfers, releases, shipments, transmissions or any other provision of goods, technology, software or services, including (a) the International Traffic in Arms Regulations (ITAR), 22 C.F.R. Parts 120 et seq., (b) the Export Administration Regulations (EAR), 15 C.F.R. Parts 730 et seq., (c) the Arms Export Control Act (22 U.S.C. § 1778), (d) the International Emergency Economic Powers Act (50 U.S.C. §§ 1701–1706), (e) Section 999 of the Internal Revenue Code, (f) the Export Control Reform Act of 2018 (50 U.S.C. §§ 4801-4861) (g) Foreign Trade Regulations (15 C.F.R. Part 30) (h) all applicable customs and import Laws, including the customs regulations set forth in Title 19 of the Code of Federal Regulations and 19 C.F.R. Chapter 1, the Tariff Act of 1930, the Trade Act of 1974, Uyghur Forced Labor Prevention Act, and the Laws, regulations and programs administered or enforced by the U.S. Department of Commerce, U.S. International Trade Commission, U.S. Customs and Border Protection, U.S. Immigration and Customs Enforcement and their respective predecessor agencies, (i) the antiboycott Laws administered by the U.S. Department of Commerce and U.S. Department of the Treasury’s Internal Revenue Service and (j) all similar or related Laws imposed, administered or enforced in any other applicable jurisdictions.
“Trading Day” shall mean with respect to Parent Common Stock, a day on which shares of Parent Common Stock are traded on the NYSE.
“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.
“Union” means any union, labor organization, works council or other bargaining unit representative.
“WARN Act” means the U.S. federal Worker Adjustment and Retraining Notification Act of 1988, as amended, and similar state, local and foreign Laws related to plant closings, relocations and mass layoffs.
“Willful and Material Breach” means a material breach of a representation, warranty or covenant set forth in this Agreement that is the consequence of an intentional act, or intentional failure to act, of the breaching party, undertaken with the actual knowledge that the taking of such act, or failure to act, would reasonably be expected to cause a material breach of this Agreement.
9.5    Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:
Term    Section
Agreement    Preamble
AIP    6.7(e)
Assumed Option    2.7(a)
Assumed PSU Award    2.7(c)
Assumed RSU Award    2.7(b)
Benefit Continuation Period    6.7(a)

Change of Board Recommendation    6.3(a)
Clean Team Agreement    6.2(b)
Closing    1.2(a)
Closing Date    1.2(a)
Closing Year    6.7(e)
COBRA    3.9(e)
Company    Preamble
Company 401(k) Plans    6.7(d)
Company Board    Recitals
Company Board Recommendation    Recitals
Company Book-Entry Shares    2.2(b)(ii)
Company Bylaws    3.1(d)
Company Cancelled Shares    2.1(a)(iii)
Company Capitalization Date    3.2(a)
Company Certificated Shares    2.2(b)(i)
Company Charter    3.1(d)
Company Common Stock    Recitals
Company Disclosure Schedule    Article 3
Company Fairness Opinion    3.22
Company Financial Advisor    3.22
Company Financial Statements    3.7(c)
Company IT Assets    3.16(e)
Company Leased Real Property    3.19(b)
Company Material Contract    3.11(b)
Company Owned Real Property    3.19(a)
Company Permits    3.13
Company Preferred Stock    3.2(a)
Company Real Property    3.19(b)
Company Real Property Leases    3.19(b)
Company Registered Intellectual Property    3.16(a)
Company Related Party    3.25
Company SEC Documents    3.7(a)
Company Shareholders    6.1(a)
Company Stock    3.2(a)
Company Tax Counsel    2.9(a)
Company Termination Fee    8.3(a)
Company Transaction Litigation    6.5(a)
Confidentiality Agreement    6.2(b)
Covered Persons    6.8(a)
Debt Payoff Letters    6.11
Deferred Compensation Plans    2.7(f)
Dissenting Shares    2.3
Effective Time    1.2(b)
Employee Communications    6.7(c)
Enforceability Limitations    3.3

ESUP    2.7(f)
Excess Shares    2.5
Exchange Agent    2.2(a)
Existing Financings    6.17(a)
Final Exercise Date    2.7(f)
Financing Indemnified Parties    6.17(a)
Financing Transactions    6.17(a)
First Articles of Merger    1.2(b)
First Extended Outside Date    8.1(b)
First Merger    Recitals
Former Company Subsidiary    6.8(b)
Fractional Shares Cash Amount    2.5
GBCLM    Recitals
Initial Outside Date    8.1(b)
Intended Tax Treatment    2.9(a)
Legal Impediment    7.1(b)
Merger Consideration    2.1(a)(i)
Merger Sub    Preamble
Non-U.S. Company Benefit Plan    3.9(j)
Notice Period    6.3(e)(i)
Outside Date    8.1(b)
Parent    Preamble
Parent Board    Recitals
Parent Bylaws    4.1(c)
Parent Capitalization Date    4.2(a)
Parent Charter    4.1(c)
Parent Common Stock    1.1(b)
Parent Disclosure Schedule    Article 4
Parent Financial Statements    4.7(c)
Parent Parties    Preamble
Parent Preferred Stock    4.2(a)
Parent SEC Documents    4.7(a)
Parent Stock    4.2(a)
Parent Tax Counsel    2.9(e)
Parent Termination Fee    8.4(a)
Parent Transaction Litigation    6.5(b)
Privacy Requirements    3.17(a)
Proposed Changed Terms    6.3(e)(iii)
Proxy Statement/Prospectus    6.1(a)
Registration Statement    6.1(a)
Required Company Vote    3.3
Second Extended Outside Date    8.1(b)
Significant Customer    3.12(a)
Significant Supplier    3.12(b)
Special Dividend    6.12(c)

Surviving Corporation    Recitals
Terminated Company 401(k) Plan    6.7(d)
Third Extended Outside Date    8.1(b)
Transfer Taxes    2.9(f)
9.6    Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
9.7    Entire Agreement. This Agreement (together with the Exhibits, Parent Disclosure Schedule and Company Disclosure Schedule and the other documents delivered pursuant hereto), the Confidentiality Agreement and the Clean Team Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and, except as otherwise expressly provided herein or therein, are not intended to confer upon any other Person any rights or remedies hereunder or thereunder.
9.8    Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by any of the parties hereto without the prior written consent of the other parties. Any attempted or purported assignment in violation of the preceding sentence shall be null and void and of no effect whatsoever. Subject to the preceding two (2) sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.
9.9    Severability. If any term or other provision of this Agreement or its applicable thereof to any Person or circumstance is held by a court of competent jurisdiction or other authority to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to Parent or the Company. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.10    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for (a) the right of the Covered Persons to enforce the provisions of Section 6.8, (b) the right of the Financing Indemnified Parties to enforce the provisions of Section 6.17(c), (c) if the Effective Time occurs, the right of the holders of Company Common Stock to receive the Merger Consideration as provided in Article 1 and Article 2 and the right of the holders of Company Equity Awards as provided in Section 2.7 and (d) that the right of the Company, on behalf of the holders of Company Common Stock and the holders of Company Equity Awards (each of which are third party beneficiaries of this Agreement solely to the extent required for this provision to be enforceable by the Company), to pursue specific performance as set forth in Section 9.14 or, if specific performance is not sought or granted as a remedy, damages in accordance with this Agreement (which may include the benefit of the bargain lost by the holders of Company Common Stock and the holders of Company Equity Awards) in the event of a Willful and Material Breach or Fraud by any Parent Party of this Agreement, it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of the Parent Parties’ obligations, under this Agreement in the event of any such Willful and Material Breach or Fraud, but rather the Company shall have the sole and exclusive right to do so as agent for such holders. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties, and consequently, may not accurately characterize actual facts or circumstances.
9.11    Mutual Drafting; Interpretation. Each party has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” As used in this Agreement, references to a “party” or the “parties” are intended to refer to a party to this Agreement or the parties to this Agreement. Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” and “Schedules” are intended to refer to Sections of this Agreement, Exhibits of this Agreement, and Schedules to this Agreement, respectively. The exhibits and schedules attached to this Agreement constitute a part of this Agreement and are incorporated herein for all purposes. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. All references in this

Agreement to “dollars” or “$” are intended to refer to U.S. dollars. Unless otherwise specifically provided for herein, the use of the words “either,” “or,” “neither,” “nor” and “any” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” Any Contract or Law defined or referred to herein means any such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Contract or Law shall be deemed to refer to such Contract or Law, as amended, and to any rules or regulations promulgated thereunder, as applicable, in each case, as of such date). All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. Any reference to “days” means calendar days unless Business Days are expressly specified. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded; and, if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day. The measure of a period of one month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date; and, if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following February 18 is March 18 and one month following March 31 is May 1). Any statement in this Agreement to the effect that any information, document or other material has been “furnished,” “delivered” or “made available” to a party or its representatives means that such information, document or other material (a) with respect to Parent, was provided to the Company or its representatives, or (b) with respect to the Company, was posted to the electronic data room hosted by or on behalf of the Company at Intralinks, in each case, in connection with the transactions contemplated hereby no later than 10:00 p.m. Eastern Time on the calendar day prior to the date hereof.
9.12    Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
(a)    This Agreement and all claims and causes of action arising in connection herewith shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without regard to Laws that may be applicable under conflicts of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that matters relating to the fiduciary duties of the Company Board or the internal affairs of the Company shall be subject to the internal Laws of the State of Missouri.

(b)    Each of the parties hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, solely if such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), or if subject matter jurisdiction over the matter that is the subject of the Proceeding is vested exclusively in the federal courts of the United States of America, the Federal court of the United States of America sitting in the district of Delaware, and any appellate court from any thereof, in any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such Proceeding except in such courts, (ii) agrees that any claim in respect of any such Proceeding may be heard and determined in such court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Proceeding in any such court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Proceeding in any such court. Each of the parties agrees that a final and non-appealable judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement, to the fullest extent permitted by Law, irrevocably consents to service of process in the manner provided for notices in Section 9.3. Nothing in this Agreement shall affect the right of any party to this Agreement to serve process in any other manner permitted by Law.
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.12(c).

9.13    Counterparts. This Agreement may be signed in any number of counterparts, including by facsimile or other electronic transmission, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other parties, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to Agreement or any document to be signed in connection with this Agreement and the transactions contemplated hereby shall be deemed to include signatures transmitted by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable Law, including the Federal Electronic Signatures in Global and National Commerce Act, or any other similar state Laws based on the Uniform Electronic Transactions Act.
9.14    Specific Performance. The parties acknowledge and agree that if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached (including failing to take such actions as are required by each party hereunder to consummate the transactions contemplated hereby), irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, subject to the limitations set forth in this Section 9.14, prior to the valid termination of this Agreement (a) the parties shall be entitled to an injunction or injunctions or other equitable relief to prevent breaches of this Agreement and to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at Law or in equity, (b) the parties waive any requirement for the securing or posting of any bond in connection with the obtaining of any specific performance or injunctive or equitable relief and (c) the parties shall waive, in any action for specific performance, the defense of adequacy of a remedy at Law. The Company’s or Parent’s pursuit of specific performance or equitable relief at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled, including the right to pursue remedies for liabilities or damages incurred or suffered by the other party in the case of a breach of this Agreement involving a Willful and Material Breach. It is accordingly agreed that, prior to the valid termination of this Agreement in accordance with Article 9, the parties shall be entitled to an injunction or injunctions or other equitable remedy to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without necessity of posting bond or other security (any requirements therefor being expressly waived)) in accordance with Section 9.12, this being in addition to any other remedy to which they are entitled at Law or in equity. Notwithstanding anything to the contrary contained herein, if this Agreement is validly terminated in accordance with Section 8.1, this Section 9.14 is not intended and shall not be construed to limit in any way, and shall be subject in all respect to, the provisions of Sections 8.3(e) and 8.4(d).

9.15    Modification or Amendment. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after Company has obtained the Required Company Vote; provided, that after the Required Company Vote has been obtained, no amendment shall be made that, pursuant to the GBCLM, requires further approval or adoption by the shareholders of the Company, without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.
9.16    Extension; Waiver. At any time prior to the Effective Time, each of the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Required Company Vote has been obtained, no waiver may be made that, pursuant to the GBCLM, requires further approval or adoption by the shareholders of the Company, without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder.
[Signature pages follow]

IN WITNESS WHEREOF, the Parent Parties and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
Parent:

SOMNIGROUP INTERNATIONAL INC.

By: /s/ Scott L. Thompson
Name:     Scott L. Thompson
Title:     Chairman, President and Chief Executive Officer

Merger Sub:

SPARROW UNITY CORPORATION

By:/s/ Scott L. Thompson
Name: Scott L. Thompson
Title: President

The Company:

LEGGETT & PLATT, INCORPORATED

By:/s/ Karl G. Glassman
Name: Karl G. Glassman
Title: President and Chief Executive Officer

EXHIBIT A
FORM OF ARTICLES OF MERGER

EXHIBIT B-1
FORM OF PARENT PARTIES TAX REPRESENTATION LETTER

EXHIBIT EXHIBIT B-2
FORM OF COMPANY TAX SUPPORTING LETTER

EXHIBIT B-3
ALTERNATIVE FORM OF PARENT PARTIES TAX REPRESENTATION LETTER

EXHIBIT B-4
ALTERNATIVE FORM OF COMPANY TAX REPRESENTATION LETTER